CHUGAI
Roche group

CHUGAI PHARMACEUTICAL CO., LTD.

Annual Report 2005 December


CHUGAI

Profile

Chugai Pharmaceutical was reborn through a strategic alliance with one of the world's leading healthcare companies, F. Hoffmann-La Roche Ltd. on October 1, 2002.

Chugai's mission is to dedicate itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world. Furthermore, as a most important member of the Roche Group, we aim to become a top Japanese pharmaceutical company by providing a continuous flow of innovative new medicines domestically and internationally.

Chugai Pharmaceutical has created an unprecedented environment for developing breakthrough new drugs in Japan as a pharmaceutical company possessing the foremost drug discovery platform, through our global development system with Roche in addition to existing research and development infrastructure.

As of December 2005, we have 18 products in the development pipeline, including additional indications for existing drugs, ranking us in the top class among our peers in the industry. We will further enhance our development pipeline in the medium- to long-term with the introduction of promising new products which the Roche Group is developing around the globe.

Chugai Pharmaceutical will create innovative drugs in unique ways.

Contents

Forward-Looking Statements

This annual report includes forward-looking statements pertaining to the business and prospects of the Company. These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Note:

The information regarding pharmaceuticals (including products under development) is not intended for advertising, promotion or medical advice.

FINANCIAL HIGHLIGHTS

CHUGAI PHARMACEUTICAL CO., LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended December 31, 2005, December 31, 2004, December 31, 2003, March 31, 2003, and March 31, 2002

				Millions of yen (Except as otherwise specified)		Thousands of U.S. dollars*2 (Except as otherwise specified)
	2005.12	2004.12	2003.12	2003.3	2002.3	**2005.12**
Results for the year:						
Net sales	¥ **327,155**	¥ 294,671	¥ 232,748	¥ 237,391	¥ 211,705	**$ 2,772,500**
Operating income	**79,169**	51,497	42,719	30,317	26,709	**670,924**
Income before income taxes and minority interests	**86,179**	57,488	49,244	6,860	26,293	**730,330**
Net income (loss)	**53,632**	34,117	28,446	(20,135)	14,598	**454,508**
Research and development expenses	**50,058**	48,166	43,525	48,511	47,845	**424,220**
Amounts per share: (Yen and U.S. dollars)						
Net income (loss) - basic -	¥ **97.00**	¥ 62.27	¥ 51.73	¥ (51.75)	¥ 57.93	**$ 0.82**
Net income (loss) - diluted -	**96.33**	61.34	50.94	—	49.09	**0.82**
Shareholders' equity	**665.29**	583.61	542.96	503.41	796.67	**5.64**
Cash dividends*3	**34.00**	18.00	13.00	16.00	16.00	**0.29**
Financial position at year-end:						
Total assets	¥ **456,442**	¥ 411,449	¥ 405,197	¥ 425,301	¥ 349,226	**$ 3,868,153**
Interest-bearing debt	**1,349**	6,167	10,761	12,108	70,093	**11,432**
Total shareholders' equity	**368,306**	320,847	296,717	277,254	200,779	**3,121,238**
Number of shares outstanding	**558,655,824**	555,004,964	550,691,219	550,633,518	252,068,564	—
Number of employees*4	**5,357**	5,327	5,680	5,774	4,964	—
Ratios:						
Operating income to net sales (%)	**24.2**	17.5	18.4	12.8	12.6	—
Return on equity (%)*5	**15.6**	11.0	9.9	(8.5)	7.5	—
Total shareholders' equity to total assets (%)	**80.7**	78.0	73.2	65.2	57.5	—
Debt-to-equity ratio (%)	**0.4**	1.9	3.6	4.4	34.9	—
Interest coverage ratio (Times)*6	**284.8**	169.3	79.4	78.7	53.0	—
Research and development expenses to net sales (%)	**15.3**	16.3	18.7	20.4	22.6	—

*1 In June 2003, the Company changed its fiscal year-end from March 31 to December 31. As a result of this change, the nine months ended December 31, 2003 are presented as a transitional period. Figures are not fully comparable due to the merger with Nippon Roche, the spin-off of Gen-Probe and the sale of Chugai Diagnostics Science in the fiscal year ended March 2003, as well as the change in fiscal year-end in the year ended December 2003.

*2 The U.S. dollar amounts in the consolidated financial statements as of and for the year ended December 31, 2005 have been translated from Japanese yen amounts at the rate of ¥118 to U.S. $1.00, the exchange rate prevailing on December 31, 2005.

*3 Cash dividends per share are calculated on an unconsolidated basis. Dividends per share for fiscal year 2005 include special dividends of ¥10 per share.

*4 Number of employees includes employees seconded to companies outside the Group.

*5 ROE = Net income/Total shareholders' equity (yearly average) x 100

*6 Interest coverage ratio = Net cash provided by operating activities (prior to deductions of interest paid and income taxes paid, and addition of income taxes refunded) / interest paid.


Net Sales
350 (Billions of yen)
300
250
200
150
100
50
0
211.705
237.391
232.748
294.671
327.155
'02/3 '03/3 '03/12 '04/12 '05/12


Net Income (Loss)
60 (Billions of yen)
40
20
0
-20
-40
14.598
-20.135
28.446
34.117
53.632
'02/3 '03/3 '03/12 '04/12 '05/12


Research and Development Expenses
60 (Billions of yen)
50
40
30
20
10
0
47.845
48.511
43.525
48.166
50.058
'02/3 '03/3 '03/12 '04/12 '05/12


Composition of Total Capital Employed
500 (Billions of yen)
400
300
200
100
0
(%) 100
80
60
40
20
0
349.226
425.301
405.197
411.449
456.442
'02/3 '03/3 '03/12 '04/12 '05/12
Total capital employed (left)
Other liabilities and minority interest (left)
Interest-bearing debt (left)
Total shareholder's equity (left)
Ratio of total shareholders' equity to total capital employed and minority interest (right)

DEAR SHAREHOLDERS AND INVESTORS

In addition to being the first year of "Sunrise 2010"—Chugai's mid-term business plan aimed at taking quantum leaps toward becoming a top-class pharmaceutical company—2005 was another year of record results for Chugai. The company achieved remarkable progress in developing innovative medical products both in Japan and overseas, thereby marking a perfect start to the new business plan. Based on this superb performance, Chugai is committed to initiating new challenges toward further high growth.

Review of Our FY2005 Consolidated Results

In recent years the environment in the domestic pharmaceutical market has continued to be extremely challenging due to the pervasiveness of medical cost reduction policies by the Japanese government. Nonetheless, Chugai achieved brisk growth of 16.4%, significantly outpacing the rate of growth in the overall market which was 7.5% (on the basis of wholesale shipment prices to medical institutions), thanks to a substantial increase in sales of our anti-influenza agent Tamiflu and steady performance in our core prescription drug field, centered on the recombinant human erythropoietin Epogin. As a result, in FY2005 we achieved record results with consolidated net sales of 327.2 billion yen (11.0% higher than in the previous fiscal year) and a consolidated operating income of 79.2 billion yen (representing an operating income margin of 24.2%).



Both net sales and earnings excellent, our financial position further strengthened

Sales of Tamiflu increased by 26.6 billion yen year on year due to a large-scale outbreak of influenza in February 2005 and an earlier-than-usual advent of the 2005-2006 influenza season. Among our mainstay products, sales of Epogin, the recombinant human erythropoietin, and two anti-tumor drugs which received higher recognition as standard therapies, namely the anti-CD20 monoclonal antibody Rituxan and the anti-HER2 humanized monoclonal antibody Herceptin, were higher than in the previous year. Total net sales of new products* including the osteoporosis treatment Evista increased by approximately 60% (9.1 billion yen) compared with the same period in the previous fiscal year. Moreover, overseas sales including exports, particularly for the recombinant human G-CSF Neutrogin (overseas known as Granocyte), were robust, rising by 27% year on year. The contributions of these products to the company's net sales totaled 327.2 billion yen (11.0% higher than in the previous fiscal year), an amount that far outweighed the 16.2 billion yen fall in income resulting from the divestiture of OTC operations in December 2004.

With regard to earnings, in addition to the increase in net sales, the compression of selling, general and administrative expenses also had an effect. As a result, the company's consolidated operating income increased by 53.7% to 79.2 billion yen, and the recurring profit rose by 57.9% to 82.1 billion yen. Furthermore, Chugai posted extraordinary gains from the return of the substituted portion of the welfare pension plan (10.7 billion yen), milestone income from Actemra, the humanized anti-human IL-6 receptor monoclonal anti body (1.7 billion yen), and income from the sale of such fixed assets as the Kagamiishi Plant and the land previously occupied by the Matsunaga Plant (700 million yen). These gains were more than sufficient to offset the company's total extraordinary losses, which included expenses incurred due to the closure of offices, including those related to the restructuring of the manufacturing function (6.8 billion yen) and an impairment loss due to the closure of the Tsukuba Research Laboratory (2.2 billion yen). Accordingly, the company's net income for the fiscal year under review rose by 57.2% to 53.6 billion yen.

Due to these excellent results, we have decided to pay an increased ordinary annual dividend of 24 yen per share, compared with 18 yen per share for the previous fiscal year, in addition to a special dividend of 10 yen per share (amounting to a total dividend for the year of 34 yen per share).

On the balance sheet front, our financial position was further strengthened as the total shareholders' equity increased to 368.3 billion yen, a rise of 47.5 billion yen from the end of the previous fiscal year, and the equity ratio increased to 80.7%, up from 78.0% over the same period.

*Products launched in 2003 or after are defined as "new products." However, Actemra (launched in June 2005) is excluded from this definition.

Boosting the Mid-Term Business Plan Targets and Positioning for FY2006

FY2005 was marked by excellent progress in research and development and in structure formulation.

In particular, on the development front, taking into account the steady development of key pipeline products such as the rheumatoid arthritis indication for Actemra, which was given its world premiere launch as a treatment for Castleman's disease in June 2005, and R435 (product name: Avastin, generic name: bevacizumab, expected indication: colorectal cancer), for which an early filing was requested by the Investigational Committee for Usage of Unapproved Drugs, Chugai established new and higher quantitative targets in respect of the final year under the mid-term business plan. In 2006, we will promptly put this resolve into action and accelerate our strategic investment in order to achieve our latest targets.

Steady Development Progress Adds Momentum to the Upward Revision of the Mid-Term Plan Targets

The mid-term business plan "Sunrise 2010" is the benchmark for Chugai's stage two strategy of "Transformation" aiming for quantum leaps toward being a top-class pharmaceutical company. In the plan's first year of 2005, Chugai made remarkable progress in the development of innovative medical products both in Japan and overseas by leveraging its own strengths and its close collaborative relationship with Roche.

Actemra (development code: MRA, generic name: tocilizumab, expected additional indication: rheumatoid arthritis) showed good results in domestic Phase III clinical trials, and the overseas Phase III clinical trials implemented jointly with Roche also progressed favorably. As for R435 (Avastin), we have received a request for the early filing of this product from the Investigational Committee for Usage of Unapproved Drugs concerning indication of colorectal cancer, and the overseas clinical trials for indications of breast cancer and non-small cell lung cancer have yielded promising results. Likewise, the interim analysis of the international Phase III clinical trials of Herceptin as an adjuvant therapy for breast cancer produced good results, and we plan to file an application for this indication in the latter half of 2006.

On the other hand, our efforts toward enhancing our competitive strength also made sound progress. In 2005, we advanced a series of corporate structural reforms one after another, including the establishment of the strategic marketing function and the expansion of the specialized MR (medical representative) system designed to maximize the value of our products and acquire leading positions in all present therapeutic areas, and the restructuring of the manufacturing system. As a result of these achievements, we are now ready to make a final quantum leap to the top.

Taking into account our performance during 2005 and recent changes in the business environment, Chugai has decided to make an upward revision of the 2010 targets in "Sunrise 2010" (consolidated sales of 360.0 billion yen or more, consolidated operating income margin of 20% or more) and to aim for new targets of consolidated net sales of 450.0 billion yen and consolidated operating income of 100.0 billion yen as the new FY2010 targets.

Accordingly, our expected average annual growth rate during the period of the mid-term business plan (FY2005-2010) will be greatly accelerated from the initially projected 4.2% to 6.6%.

FY2006 is a "Leap Forward" Year toward the Achievement of the New Mid-Term Plan Targets

During step one, or the first three years (2005-2007) of "Sunrise 2010," we will implement reforms and proceed with strategic investment throughout RDPMS (Research, Development, Production, Marketing, and Sales). In step two, or the latter three years (2008-2010), we will fully capitalize on the achievements of step one and attain high growth. The above is the scenario of "Sunrise 2010" we have in mind.

In order to challenge these new and higher targets, the roles of the driving forces behind step two, namely earlier launches of major projects and the maximization of product value, will be vital. 2006 will mark a major turning point for Chugai toward achieving high growth.

During 2006, many of the pipeline products that will serve as our principal engines of growth until 2010 will reach the filing stage. Filings for eight products will be concentrated in 2006, including the applications for R435 (Avastin) and Herceptin (expected additional indication: adjuvant breast cancer), respectively one year and two years earlier than under the initial schedule laid out in the original "Sunrise 2010" plan. This is an unprecedented endeavor in the Japanese pharmaceuticals industry. The complete filing of all projects and the achievement of progress toward earlier product launches will be Chugai's most important tasks in 2006.

The importance of company-wide efforts including marketing, sales, and safety management toward a maximization of post-launch product value has been increasing. Moreover, based on the therapeutic area strategies formulated under the established strategic marketing function, we will make efforts to strengthen our franchise in each medical field, expand our safety management structure, and accelerate growth. We will achieve these goals through enhanced cooperation between MRs in the field and the individual departments at headquarters that support their activities, and also by taking an integrated approach to the provision of advanced information by our specialized MRs (oncology and renal diseases), and detailed responses to inquiries rooted in the medical care environment of each prefecture by our general MRs.

In 2006, we are anticipating an increase in selling, general and administrative (SG&A) expenses due to the implementation of strategic investments incidental to the strengthening of our business structure such as increasing the number of personnel in preparation to the coming new product launches.

On the other hand, although we expect generally strong growth in sales volume for our mainstay products, due to the fact that the size of the influenza is not expected to be as big as that experienced in 2005, and with the 2006 large-scale National Health Insurance (NHI) drug price revisions (industry average=6.7%, company average: 7.2%), we are forecasting consolidated net sales for the coming year of approximately 313.0 billion yen.

Due to the progress of healthcare reforms, such as the large-scale NHI price revisions as well as the intensification of competition, the harsh environment currently enveloping the domestic prescription pharmaceutical market is forecast to continue into the foreseeable future. In order to overcome these environmental constraints, the company will strive to vigorously strengthen its marketing and sales functions with the aim of achieving faster growth through the acceleration of strategic investment.

Growth Strategy and Shareholders' Return

By further enhancing our own competitiveness as well as maximizing the benefits of the strategic alliance with Roche, we will aim for high growth both in Japan and overseas through the development of innovative new drugs. Furthermore, in tandem with these medium-and long-term goals, we stand ready to make further efforts to improve our annual results, and to ensure that we actively return the fruits of these efforts to all our shareholders.

Concerning dividends, our basic policy is to maintain stable dividend payments to our shareholders. Taking account of short-term fluctuations in earnings due to the effects of influenza epidemics, etc., as well as of our medium-to-long-term strategic investment funding needs and earnings prospects, we aim to ensure a consolidated dividend payout ratio of 30% on average.

Looking toward the future, I would like to ask our shareholders and investors for their continued understanding and support for Chugai, as it enters another exciting phase in its growth.

March 2006

Osamu Nagayama
Chairman, President and CEO



02:00 p.m. at Tokyo

[President and CEO]
OSAMU NAGAYAMA

Chugai established the mid-term business plan "Sunrise 2010" with the aim of becoming a top pharmaceutical company. In FY2005, the initial year of the plan, the Company achieved a record-breaking business performance and also made remarkable progress in the development of innovative new medical products.

We are also proceeding with system construction aimed at strengthening our competitiveness. In this context, the year 2006 will be a year in which we shall leap ahead with further growth using a springboard effect such as the strategic marketing system introduced in FY2005. The most important tasks are to complete applications for a total of eight items including the promising products under development that can become major drivers for future growth, with the aim of launching these products on the market at an early date. The entire staff of Chugai will work in concert to ensure that these goals are accomplished.



03:00p.m. at Utsunomiya

[Production, Utsunomiya Plant]
NAOYA SAITO

The Utsunomiya Plant, Chugai's antibody drug manufacturing base, boasts its recombinant protein production (cell culture and purification) facility with the capacity of 20,000 liters. By 2007, we plan to raise its capacity to 80,000 liters to keep pace with the increase in demand for mass production.

Actemra, the first antibody drug created in Japan was launched in June 2005. In preparation for future increases in the scale of production of this drug, we are currently tackling the task of gearing up our new production facilities for operation. Although I am extremely busy learning the knowledge and technology required in order to develop manufacturing methods that can improve our production capacity and gain manufacturing approval from the regulatory authorities in Japan, the United States and Europe, I am happy to be engaged in the manufacturing of promising new drugs.



03:40p.m. at Tokyo

[Sales Branch, Medical Section Manager]
YOSHIKA KIKUCHI

The medical sections placed at Chugai's 13 bran[illegible] silent force that help improve the level of the company's M[illegible] increase customer satisfaction among medical care professionals. My job is essentially to contribute to the effectiveness of my branch office in reinforcing our sales capabilities and achieving sales targets by carrying out activities which provide high-level information in terms of both quality and quantity. In doing so, we hold in-house training and briefings, accompany MRs on their visits to medical institutions, and plan and conduct study and lecture sessions.

From 2006, many new products will be launched in the marketplace. I will keep working hard everyday so that I can make further contributions to the branch office by developing a system to cultivate existing products and introduce new products as part of my deep commitment to the branch office.



04:15 p.m.

at Chiba

[Medical Representative - Oncology Specialist]

TAKAHIRO SHIMIZU

On the front lines of oncology, medical institutions and clinical staff are becoming increasingly specialized. The mission tasks of Chugai's oncology MRs are to provide information in response to the diversified and specialized needs of the oncology field, to gain the trust of oncology specialists by strengthening the company's relations with opinion leaders, and to promote coordination between diagnosis and treatment.

I am in charge of MR operations at the National Cancer Center Higashi Hospital and at the Kashiwa Hospital of Jikei University. In order to be able to provide the latest drug information to doctors who are specialists in their field, I spend every day engaged in continuous studies such as reading overseas medical journals, academic conference reports, etc. Simply hearing from a doctor that a patient has been restored to health or made happy thanks to a Chugai drug is a great source of joy for me.

Chugai's Oncology Portfolio: Major Products & Projects

1) Launched Products

Furtulon [illegible]	Rituxan NHL	Herceptin mBC	Xeloda Inoperable or recurrent BC	Vesanoid Acute promyelocytic leukemia
Femara* BC in postmenopausal women	Neutrogin Neutropenia	Kytril Prevention of vomiting & nausea		

2) Projects Under Development (Expected Filing Year)

(Filed)	(2006)		(2008)		(2009-2011)	
	Tarceva NSCLC	Herceptin adjBC		Avastin NSCLC		Herceptin GC
Epogin Chemotherapy-induced anemia	Xeloda adjCC	Avastin Advanced or recurrent CRC	Xeloda Advanced or recurrent CRC	Avastin BC	CERA Chemotherapy-induced anemia	Avastin adjCC

*Femara obtained approval in January 2006, and its launch is slated for after a NHI price listing.

Antimetabolite / Endocrine / Molecular targeted drug / Supportive care

Chugai is determined to gain the top position in fact and in name in the oncology field by 2010, buoyed by its strategic alliance with Roche. We intend to maximize the profit obtained from our wide-ranging product lineup and pipeline which are unprecedented, and to expand our presence and raise our market share by making a contribution in this field characterized by ever-rising social needs. We will obtain a top position by achieving these two goals in the oncology field.

1. Innovative
—Upgrading Our Product and Development Abilities by Utilizing Synergies Drawn from the Alliance with the Roche Group

Through becoming a member of the Roche Group, Chugai's product lineup and pipeline in the oncology field was dramatically enhanced. Japanese standards governing the development and approval of anticancer agents are moving closer toward internationally recognized standards. We will capitalize further on the synergies of the alliance through the active participation to the Roche Group in the globally expanding oncology business.

An Unprecedentedly Diverse Product Lineup and Pipeline

As a result of our merger with Nippon Roche K.K. in October 2002, Chugai's product lineup and pipeline in the oncology field has been dramatically augmented with a wide variety of products ranging from molecular targeted drugs to chemotherapy and supportive therapies.

In particular, molecular targeted drugs, which have high selectivity in targeting tumor cells, fewer side-effects compared to those seen in previous anticancer agents such as myelosuppression, and are highly effective in treating cancer cells, have received a great deal of attention. Chugai's product lineup includes two antitumor molecular targeted drugs: the anti-CD20 antibody, Rituxan (indication: malignant lymphoma) and the anti-HER2 antibody, Herceptin (indication: metastatic breast cancer). Herceptin has demonstrated noteworthy survival benefits in treating patients with metastatic breast cancer. Moreover, the good results of the interim analysis of Roche's global clinical trials suggesting that the use of Herceptin in post-operative adjuvant treatment can contribute to survival, have been reported at the 2005 ASCO meeting. These and other developments have made a significant contribution to strengthening Chugai's position in the oncology field.

The most promising molecular targeted therapy under development is the antibody drug R435 (product name: Avastin, generic name: bevacizumab; expected indication: colorectal cancer) that binds to VEGF (Vascular Endothelial Growth Factor), a key mediator in angiogenesis, and inhibits angiogenesis and metastasis. Avastin has already been approved overseas for use in treating colorectal cancer and has also shown survival benefits in treating breast cancer and non-small cell lung cancer in clinical trials.

Fully Utilizing the Advantages of Global Research & Development Structures

Following the revision of the Guidelines for Clinical Evaluation Methods for Anti-Tumor Agents, which will be implemented from April 2006, it will be compulsory in Japan to submit the results of Phase III clinical trials primarily evaluating survival benefits at the time of application for approval for anticancer agents intended as treatments for the most common types of cancer*.

Previously, anticancer agents in Japan were approved based on results of Phase I clinical trials that verified the maximum tolerance dose for human body and Phase II clinical trials that evaluated antitumor effects. We believe that the current revision, which adds evaluation items like those in the US and EU which focus on survival benefits compared to the previous evaluation items, will be advantageous for Chugai as we are able to participate and utilize the results of global trials as a member of the Roche Group.

In order to verify a treatment's survival benefits, the participation of hundreds and sometimes even thousands of patients is necessary. A huge amount of time and money is required as for example in the case of inoperable colorectal cancer, which requires over two years of follow-up. However, the revised Guidelines permit investigative institutions to implement a minimal number of trials if reliable overseas Phase III clinical trial results exist. Accordingly, Chugai can utilize data from clinical trials implemented overseas by the Roche Group. We also can improve our development efficiency by implementing global clinical trials jointly

Market Needs and Chugai's Specialized MR System in the Oncology Field


Oncology Disease Area Sect.
Specialists:
MRs specializing in cancer

with Roche.

In December 2004, the Ministry of Health, Labour and Welfare announced the establishment of a system making possible the steady implementation of clinical trials as well as a policy that allows patients a smooth transition from participation to clinical trails to usage covered by national health insurance, for drugs which have not been approved domestically but have been approved in the US or Europe and have demonstrated their efficacy. The Investigational Committee for Usage of Unapproved Drugs was established in order to promote this system. In the committee's fifth meeting held in July 2005, they issued a request for early filing of the approval for the antibody drug R435 (Avastin) currently under development by Chugai, based on the available overseas and domestic clinical data upon completion of the Phase I study conducted in Japan, as the clinical usefulness is assumed to be proven from overseas data. In response, Chugai is currently making preparations to file the application for R435 (Avastin) a year ahead of its previous schedule. R1415 (product name: Tarceva, generic name: erlotinib, expected indication: non-small cell lung cancer) was also studied at the same meeting and the committee concluded that it was best to continue the domestic Phase II clinical trials which were under way at that time, due to the need for safety precautions.

Chugai is determined to make further contributions to the evolution of cancer treatments through the interaction of outstanding knowledge and experience in Japan and the rest of the world.

*For the time being this only applies to common types of cancer, such as non-small cell lung cancer, gastric cancer, colorectal cancer, and breast cancer.

2. Comprehensive
—Comprehensive Support for People on the Front Lines of Specialized Oncology

Oncology is a field in which specialization is increasing apace. Chugai intends to secure its No. 1 position in this field by providing extensive and detailed support from a broad perspective aimed at the front lines of cancer treatment, encompassing more advanced information provision for doctors and practical support for other medical staff.

Increasing Availability of Optimal Cancer Treatment — The Advancing Specialization of Cancer Treatment

In Japan, "the availability of optimal treatment" for cancer patients is expanding. In addition to the National Cancer Center and university hospitals, the development of specialized cancer institutions such as regional hub cancer centers and regional center hospitals is progressing in response to the Government's policy of ensuring the availability of optimal cancer treatment in every corner of the country. These specialized cancer institutions employ tumor surgeons who remove cancers surgically, radiation oncologists who provide radiotherapy, and physicians who specialize in chemotherapy treatments.

In this environment in which the specialization of professionals providing treatment in the oncology field is increasing, Chugai's Medical Representatives (MRs) are expected to provide information not only concerning the efficacy and safety of drugs but also more advanced medical information related to cancer, such as combination therapies, possible complications, and supportive therapies. The essential challenges for Chugai to guarantee itself the No. 1 position in the oncology field are to respond to diversified and specialized needs and to build trust in the medical treatment arena by strengthening relationships with opinion leaders and promoting coordination between the diagnostic and treatment fronts.

Chugai will further enhance and strengthen its MR structure from 2006 in order to meet these challenges. The 110 personnel that were assigned to hospitals specializing in cancer in 2004 became "Oncology MRs" in 2005, and in January 2006 the number increased to approximately 300. As a result, our specialized MRs are now able to cover approximately 70% of the oncology drug market including Rituxan and Herceptin and other products yet to be launched such as Avastin and Tarceva. At the same time, we have opened 24 oncology sections, primarily in metropolitan areas, which employ managers with rich experience in the oncology field to accelerate the training of Oncology MRs, promote coordination with the marketing departments, and aim to further strengthen development of the oncology field service areas. In particular, their priority roles are to promote the proper use of the many highly promising new drugs which Chugai plans to launch in quick succession over the coming years and to ensure safety.

Evolution of Organization in the Oncology Field


FY2005
Number of Oncology MRs: 110
Jul. 2005
Establishment of SMU
Jan. 2006
Number of Oncology MRs: 300
Inauguration of New Sales & Marketing Organization
Establishment of Oncology Section
Direct Support
Oncology Disease Area Medical Business & Science Dept.
Branch Medical Section
Customer Service Center for Oncology Product
Jan. 2007
Number of Oncology MRs: 400 (Planned)
Coverage of Oncology Disease Market: 70%
FY2010
at the Front Line
CHUGAI ONCOLOGY

Contributing to the Wider Use of a Multidisciplinary Approach

In specialized cancer institutions, a multidisciplinary approach or team is becoming prevalent, in which a number of healthcare professionals such as nurses, pharmacists, and dietitians work together with oncologists.

For example, nurses with specialized knowledge of breast cancer can be present when the doctor tells the patient the diagnosis (or obtains informed consent for an intervention), and can confirm the name of the disease, explain the medical examinations, and respond to any requests or anxiety from the patients, or drug therapy may be managed by pharmacists with specialized knowledge of cancer. This multidisciplinary approach makes more advanced diagnosis and treatment possible. The increased prevalence of outpatient chemotherapy and safety measures for such treatments is further increasing the importance of the role of these medical teams.

In order to promote this approach, Chugai is providing practical support for multidisciplinary medical teams through works such as supporting the Team Medical Care Education Program, carried out as one of the projects of Saint Luke's Foundation, and holding or sponsoring nursing seminars.

3. Agile
—Support and Information for Patients, and Branding in the Oncology Field

With public interest in cancer treatments increasing, the active provision of information and support to doctors and other healthcare professionals as well as to patients and their families is an important means to strengthen our presence in the oncology field. To ensure that all employees involved in this wide spectrum of services can attend to their duties with a sense of mission, since July 2005 we have redefined all our oncology field activities from the standpoint of our branding strategy and have endeavored to motivate our employees accordingly.

The Investigational Committee for Usage of Unapproved Drugs was established and R435 (Avastin) and R1415 (Tarceva) were taken up for consideration at the committee partly due to the strong demand from patients and their families wanting early authorization of cancer treatments that are currently unapproved domestically.

This increase in interest in cancer treatments is leading to new demand for information about cancer treatments. Taking this into account, Chugai is increasing its efforts to provide information and support to patients. In August 2005, we held the charity event Music Meets Medicine, which combined a lecture and a concert, in cooperation with the Cancer Patients Network*. The goal of this event was to work together with patient advocacy groups in keeping with such concepts as "empowerment" (giving patients the power to act on their own will and obtain the ability to control the care they receive) and "advocacy" (socially asserting the situation of patients: a civic statement) of cancer patient advocacy groups to strengthen their presence. Furthermore, in October 2005 we supported the Pink Ribbon Movement, which communicates the importance of early detection, early diagnosis, and early treatment of breast cancer, held in conjunction with Breast Cancer Month.

In November 2005, our corporate TV commercial began to air. The new commercial adopted ONCOLOGY (the medical study of tumors and cancer) as its keyword, and delivered the message, "At the front line of Oncology, with a desire to eliminate the anguish and anxiety of cancer." This commercial successfully depicted Chugai's business activities as contributing to state-of-the-art medical care and pursuing patient-centered medical care.

We are also enhancing the provision of information through the Internet. For example, in December 2005, we created a Japanese version of the Roche Health Kiosk on the Roche website, which provides an informative and entertaining way for the general public to learn more about health, and posted it on the Chugai website.

Chugai is aiming to further contribute to patient-centered cancer treatment by continuing to enhance these activities.

* The Cancer Patients Network is a nationwide network established for the purpose of facilitating cancer patient advocacy groups in working together in joint activities on an issue-by-issue basis. For this charity event, a total of 28 such groups committed to the issue in question from all over the country joined the list of supporters.

Summary for FY2005—Oncology Field

Net Sales

Both anti-tumor agent, Rituxan, an anti-CD20 monoclonal antibody, and Herceptin, a humanized anti-HER2 monoclonal antibody with an increasing penetration rate for HER2 testing, have gained increasing recognition as standard therapies, and in 2005 their sales exceeded those of the previous year. This offset the decreasing sales of Furtulon and sales from the major products in the oncology field reached 85.4 billion yen (6.4 billion yen higher than the previous fiscal year).

Development Pipeline

An application was filed in December 2005 for approval of the manufacturing and marketing of Epogin for the additional indication of chemotherapy-induced anemia. In January 2006, approval was obtained for the manufacturing and marketing of the Aromatase inhibitor CGS20267 (product name: Femara, indication: breast cancer in postmenopausal women). Many other anticancer projects have also seen progress.

* Please refer to pages 9 and 14 for details concerning the pipeline in the oncology field.

Development Code	Indication /*Additional Indication	Generic Name /Product Name (Dosage form)	Origin (Collaborator)
CGS20267	Breast cancer in postmenopausal women	letrozole /Femara (Tablet)	Novartis (Novartis Pharma)
EPOCH	Chemotherapy-induced anemia*	epoetin beta /Epogin (Injection)	In-house
R435	Colorectal cancer	bevacizumab /Avastin (Injection)	Roche /Genentech
R1415	Non-small cell lung cancer	erlotinib /Tarceva (Tablet)	OSI /Genentech /Roche
R340	Colon cancer (adjuvant)*	capecitabine /Xeloda (Tablet)	Roche
	Colorectal cancer*	capecitabine /Xeloda (Tablet)	Roche
	Gastric cancer*	capecitabine /Xeloda (Tablet)	Roche
R597	Breast cancer (adjuvant)*	trastuzumab /Herceptin (Injection)	Roche /Genentech
	Gastric cancer*	trastuzumab /Herceptin (Injection)	Roche /Genentech
MRA	Multiple myeloma	tocilizumab /Actemra (Injection)	In-house (Roche)
R744	Chemotherapy-induced anemia	(Injection)	Roche
R1273	Non-small cell lung cancer	pertuzumab (Injection)	Roche /Genentech
CAL	Bone metastases	(Injection)	In-house
	Hypercalcemia of malignancy	(Injection)	In-house
CHC12103	Ovarian cancer Non-small cell lung cancer	(Injection)	Cell Therapeutics

Product Name (generic name)	Brief Overview	Sales (Billions of yen) 2003/12 (9 mon.)	2004/12	2005/12	Launch Year in Japan
Neutrogin (lenograstim)	Agent for neutropenia associated with chemotherapy	24.7	27.8	32.3	1991
Rituxan (rituximab)	Anti-CD20 monoclonal antibody, antitumor agent	8.2	16.8	17.8	2001
Kytril (granisetron)	5-HT3 receptor antagonist, antiemetic agent	9.2	11.0	12.2	1992
Herceptin (trastuzumab)	Anti-HER2 monoclonal antibody, antitumor agent	6.8	9.3	11.2	2001(150mg) 2004(60mg)
Furtulon (doxifluridine)	Antitumor agent	12.2	12.0	9.2	1987
Xeloda (capecitabine)	Antitumor agent	0.9*	2.1	2.7	2003

* Launched in June 2003.

Status (Filing data)


Phase I
Phase II
Phase III
Preparing for filing
Filed
Approved
06/01
05/12
(Multinational study)
(Multinational study)
(France)
(US)
• Development suspended (US)
• Development suspended (Japan)
• Development suspended

Cancer Incidence Rate—per 100,000 population, age adjusted—


150 (By cancer type)
Male
(Total) 400
100
350
50
300
0
250
'75 '80 '85 '90 '91 '92 '93 '94 '95 '96 '97 '98
Stomach
Colon
Rectum
Liver
Pancreas
Lung
Breast
Total
60 (By cancer type)
Female
(Total) 250
40
200
20
150
0
100
'75 '80 '85 '90 '91 '92 '93 '94 '95 '96 '97 '98

Source: Cancer White Paper—Incidence/Death/Prognosis-2004 (Shinohara Shuppan Shinsha).
Notes:1. Population model as of 1985 used as standard Japanese population.
2. Quality of the registered data is not uniform (dependent on local implementation).

Positioning and Basic Strategy for the Oncology Field

In the oncology field, total sales of Chugai's six main products* reached 85.4 billion yen as of the end of December 2005, putting the company in second place in this field with a total share of 12.7 percent in the domestic market. Oncology is an area in which our pipeline is extensive and we are working hard to become the leading company in this field in the near future through the launch of a number of new products planned for 2006 and beyond. Chugai currently has 16 projects at the research stage and four new molecular entities at the development stage in the oncology field (as of the end of January 2006).

* IMS data. Neutrogin, Furtulon, Kytril, Rituxan, Herceptin, and Xeloda.

Current Status of Diseases

In Japan, more than 300,000 people die of cancer every year, making this disease the cause of almost one in every three deaths annually. Since 1981, cancer has been the single most common cause of death in Japan. Recent cancer treatments have been based on multidisciplinary therapy which combines surgery, radiation, and anticancer agent treatments. In particular, the field of anticancer agents has been evolving, rapidly driven by the launch of more effective drugs including molecular targeted drugs, and there have also been outstanding advances in supportive therapy. In the above circumstances, it is now recognized that there is a need for drug treatments to be provided by specialists in anticancer agent treatment who have a thorough knowledge of the effectiveness and side effects of various drugs, as well as of their mechanisms of action, kinetics, and the effects of co-administration, etc.

Based on this background, the size of the market for anticancer agents has been expanding steadily, reaching 600 billion yen* in 2005.

* The scope of the anticancer market is defined by the Company and excludes supportive treatments.

Chugai's Product Lineup

In this field, Chugai also boasts an extensive lineup of products.

For example, we own a number of molecular targeted drugs that have high selectivity in targeting molecules such as tumor cells, provide effective treatment, and produce fewer side effects than were seen in previous anticancer agents. These include the non-Hodgkin's lymphoma treatment Rituxan and the metastatic breast cancer treatment Herceptin. From 2006, we plan to obtain approval of Herceptin for indications such as post-operative adjuvant therapy for breast cancer and treatment for gastric cancer. Also in the molecular targeted drugs field, we are in the process of developing R435 (product name: Avastin, generic name: bavacizumab) as the first anticancer agent in the world to inhibit angiogenesis. We are currently developing the molecular targeted drug R1415 (product name: Tarceva, generic name: erlotinib), which targets the human epidermal growth factor receptor tyrosine kinase for treatment of non-small cell lung cancer. In addition, we manufacture antimetabolite 5-FU (5-fluorouracil), Furtulon, and Xeloda, which are the orally administered treatments for malignant tumors that have a low degree of bone marrow toxicity and immunosuppression. We also have supportive therapies that reduce the side effects of anticancer agents, including an agent for neutropenia associated with chemotherapy called Neutrogin, and the anti-emetic agent Kytril.

We completed Phase II clinical trials for our 5-FU derivative Xeloda (generic name: capecitabine; expected additional indication: colorectal cancer) and had been preparing to file an application in the middle of 2005, but after consultations with the authority, the plan will be reconsidered as the need arose to clarify the clinical positioning of the drug as a single agent treatment, and to consider combined use with R435 and/or oxaliplatin. After reviewing our application strategy and time-frame, we are now planning to file the application for monotherapy treatment in adjuvant colon cancer in 2006, and the application for combination treatment in advanced or recurrent colorectal cancer after 2008. Besides, in inoperable or recurrent breast cancer, where the drug

Anticancer Market


600 (Billions of yen)
400
200
0
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05
L01 Antineoplastics
L02 Cytostatic hormone therapy
L03A Immunostimulating agents excluding interferons

Source: IMS JPM MAT December 1993-2005.
Reprinted with permission.
Note: The scope of the anticancer market is defined by the Company and excludes supportive treatments.

has already received approval, we have completed Phase II clinical trials and data assessment on global dosage and administration, and plan to submit an application for the modification of dosage and administration together with the application for adjuvant colon cancer.

Major Activities in FY2005

Strengthened Marketing of Existing Products through Specialized Medical Representatives (MRs)

Chugai has strengthened its efforts to maintain and increase the market shares of its existing products, particularly through the activities of the company's medical representatives (MRs) responsible for hospitals specializing in cancer treatment, who were appointed in October 2004. These MRs are now reorganized as "Oncology MRs." Kytril has achieved 10.9% sales growth compared with the same period the previous year partly due to the effectiveness of our marketing strategy of targeting competing products, which was initiated in the fourth quarter of 2004. Furthermore, net sales of Neutrogin have increased at a faster rate than the growth in the market since the introduction of Oncology MRs. Accordingly, our strengthened marketing strategy based on the introduction of Oncology MRs is steadily producing good results.

Pre-Marketing Activities for the Launch of New Products

Chugai has positioned 2005 as a period of consolidation for the launch of innovative new drugs from 2006 onwards, so we have poured our energies into strengthening our relationships with hospitals specializing in cancer treatment and other medical institutions. Specifically, while continuing to supply doctors with information via our MRs, we are advancing Doctor to Doctor educational activities regarding new drug therapies with the participation of overseas and domestic specialists, through the holding of academic meetings, in particular national breast cancer and digestive cancer symposiums. As a more practical approach we are providing educational opportunities including hosting of seminars for pharmacists, nurses, etc., who constitute "medical teams" for multidisciplinary approach*.

* Please refer to the special feature "Toward Strengthening Chugai's Presence in the Oncology Field" on page 9 for further details about the multidisciplinary approach.

Strategy for the Coming Year and After

Enhancement of Safety Measures

Many of the new drugs that Chugai is planning to launch, such as R435 (Avastin), R1415 (Tarceva), and others, have novel mechanisms of action. For this reason, it is possible that some of these new products may also give rise to side effects never observed before, which makes it necessary to take even greater safety measures than in the past. For this reason, Chugai is making thoroughgoing efforts to strengthen its Head Office safety support structure and to educate its MRs in order to heighten their safety awareness.

Post-marketing surveillance (PMS) of anticancer agents will become an increasingly important task in the future. In order to ensure that this work is properly carried out, in January 2006 Chugai increased its number of Oncology MRs to 300, and we are planning to increase the number to approximately 400 MRs by the end of FY2006. Specifically, education for MRs encompasses regular training concerning these new drugs that makes full use of teleconferencing systems linking the Head Office, branches throughout Japan, and sales outlets.

As organizational support structures, we have launched an Education Group in the Oncology Disease Area Medical Business & Science Department to enable high-quality training, reorganized the Drug Safety Evaluation Department, and increased the number of personnel. In addition, Chugai will further improve its safety measures by building a system to enable this central organization and the 24 leaders of the MRs specializing in cancer who are in charge of each region to share policies and information at all times.

Summary for FY2005—Renal Diseases Field

Net Sales

In FY2005, sales of the company's mainstay product, Epogin, the recombinant human erythropoietin, grew solidly, with an increase of 4.1% over FY2004. In addition, the sales of other products also increased. With these contributions, sales from the major products of the renal disease field grew 4.4 billion yen from the previous fiscal year, reaching 83.7 billion yen.

Development Pipeline

In July 2005, we launched the phosphate binding agent PB-94 (indication: hyperphosphatemia) in the Taiwanese market under the name Renagel. Also, Phase II clinical trials for R744 (continuous erythropoietin receptor activator, CERA) are currently underway, and clinical trials for the additional usage of Epogin for a once weekly dosage have been completed and the filing for additional usage is expected to be made in the second half of 2006.

Summary for FY2005—Bone and Joint Diseases Field

Net Sales

In 2005, sales for major products grew 6.9 billion yen to 33.1 billion yen with the contribution of Evista, a drug for treating post-menopausal osteoporosis that has increased market recognition, and of Suvenyl, a drug that improves joint function that can now be stored at room temperature.

Development Pipeline

With regard to osteoporosis treatment agents, Chugai began Phase II clinical trials of the bisphosphonate, R484 (oral, generic name: ibandronic acid, expected indication: osteoporosis, overseas product name: Bonviva/Boniva) in June 2005. As for rheumatoid arthritis agent, we have completed Phase III clinical trials of the humanized anti-human IL-6 receptor monoclonal antibody Actemra and are planning to submit an application for approval of rheumatoid arthritis as an additional indication within the first half of 2006.

Renal Diseases

Development Code	Indication / *Additional Indication	Generic Name / Product Name (Dosage form)	Origin (Collaborator)
R744	Renal anemia	(Injection)	Roche

Bone and Joint Diseases

Development Code	Indication / *Additional Indication	Generic Name / Product Name (Dosage form)	Origin (Collaborator)
MRA	Rheumatoid arthritis*	tocilizumab / Actemra (Injection)	In-house
		tocilizumab / Actemra (Injection)	In-house (Roche)
	Systemic onset juvenile idiopathic arthritis (sJIA)*	tocilizumab / Actemra (Injection)	In-house
		tocilizumab / Actemra (Injection)	In-house (Roche)
ED-71	Osteoporosis	(Oral)	In-house
R484	Osteoporosis	ibandronic acid (Injection)	Roche
		ibandronic acid (Oral)	Roche
CHS13340	Osteoporosis	(Nasal spray)	Daiichi Asubio Pharma

Product Name (generic name)	Brief Overview	Sales (Billions of yen) 2003/12 (9 mon.)	2004/12	2005/12	Launch Year in Japan
Renal Diseases Field					
Epogin (epoetin beta)	Agent for anemia associated with end-stage renal disease	55.7	69.0	71.8	1990
Oxarol (maxacalcitol)	Agent for secondary hyperparathyroidism in hemodialysis patients	4.6	6.7	7.3	2000
Renagel (sevelamer HCl)	Agent for hyperphosphatemia	1.7*	3.6	4.6	2003
Bone and Joint Diseases Field					
Alfarol (alfacalcidol)	Agent for osteoporosis	13.5	16.0	15.8	1991(capsule, solution) 1994 (powder)
Evista (raloxifene HCl)	Agent for postmenopausal osteoporosis	—**	3.3	9.2	2004
Suvenyl (sodium hyaluronate)	Agent for knee pain associated with rheumatoid arthritis	5.4	6.9	8.1	2000

*Launched in June 2003. **Launched in May 2004.

Status (Filing data)



Phase I
Phase II
Phase III
Preparing for filing
Filed
Approved
(Japan)
(Overseas)
(Japan)
(UK)

Positioning and Basic Strategy for the Renal Diseases Field

Sales of Epogin, an agent for treating renal anemia, have a 63%* share of the market for such treatments in Japan, making this product the clear market leader (as of the end of December 2005). We are strengthening lifecycle management integrated with R744 (continuous erythropoietin receptor activator, CERA), which is currently under development as a "next-generation anemia treatment." To further strengthen our leading position, medical representatives (MRs) specializing in renal diseases were appointed in July 2005.

In this field, Chugai currently has four projects at the research stage and one new molecular entity at the development stage (as of the end of January 2006).

* IMS data.

Current Status of Diseases

Chronic renal failure is a disease in which renal function is significantly reduced due to a variety of causes including diabetes-related renal disease, chronic glomerulonephritis, nephrosclerosis, and polycystic kidney disease. In recent years, the rise in the number of diabetes patients has led to an increase in chronic renal failure patients with underlying diabetes-related renal disease. As a result, the numbers of new patients receiving dialysis treatment are increasing every year and diabetes-related renal disease has become the number one reason for dialysis use.

For dialysis patients and end-stage renal failure patients, the treatment of serious complications arising from advanced renal dysfunction, such as renal anemia, secondary hyperparathyroidism, and abnormal calcium and phosphorus metabolism, used to be a major issue. However, the development of outstanding new treatment methods and progress in reviewing treatment guidelines based on a large number of research results, have raised expectations that the quality of life (QOL) and life expectancy of these patients can be improved.

Chugai's Product Lineup

Chugai has a portfolio centered on drugs for treating the complications of renal failure.

Erythropoietin (EPO)* is effective in improving renal anemia primarily caused by the decline in the erythropoietin production level due to chronic renal failure. In addition, it is also thought to contribute to the improvement of a wide range of complications arising from anemia. Currently, EPO preparations are used by approximately 84% of dialysis patients and Chugai's Epogin has become an essential drug for the treatment of renal anemia. Furthermore, we are continuing with the development of the continuous EPO receptor activator R744 (CERA) as a next-generation anemia drug.

On the other hand, an appropriate iron supplement is recommended for those patients with chronic renal failure who develop iron-deficiency anemia, resulting from a decline in iron absorption in the small intestine, or iron deficiency often seen after administering an EPO preparation for the improvement of anemia. Intravenous administration of Chugai's Blutal shows rapid improvement of such iron deficiencies.

Major complications of chronic renal failure include bone metabolism dysfunction (renal osteodystrophy). This may lead to secondary hyperparathyroidism and hyperphosphatemia due to the impediment of vitamin D3 activation in the renal proximal tubule and impaired phosphate excretion from the kidney. Chugai has a lineup of treatments that includes the secondary hyperparathyroidism agent Oxarol and the hyperphosphatemia agent Renagel.

*In the 2006 revision to the system for the reimbursement of medical fees, it has been decided that the administration of erythropoietin is to be comprehensively incorporated within the medical fee points for artificial kidneys, as a flat-sum reimbursement. Chugai intends to continue to promote the proper use of Epogin for the improvement and maintenance of the quality of life of patients.

Estimated Diabetes Patient Population (Treated) and Percentage of Patients with Renal Disease


4.5 (Millions of cases)
(%) 15.5
4.0
3.5
3.0
0
15.0
14.5
14.0
13.5
13.0
'97
'02
Previously treated (left)
Currently treated (left)
Percentage of patients with diabetes-related renal disease (right)

Source: The Diabetes Reports by the Ministry of Health, Labour and Welfare ('97 and '02).

Major Activities in FY2005

Maximizing the Product Value of Epogin

Extension of the Administration Interval

With Epogin, normally, patients receive two-to-three administrations per week; however, there are cases among patients whose condition is stabilized where the beneficial effect on anemia is maintained even if the frequency of administration of Epogin is reduced to once per week. Based on this observation, Chugai is proceeding with the additional development of dosage and administration characteristics for the once-a-week administration of Epogin so that the administration interval can be controlled based on the state of anemia of individual patient. The clinical trial was completed in the fourth quarter of 2005 and we are planning to submit an application for approval of this dosing interval in the second half of 2006.

Organizational Reform

Building a Focused Sales Structure

In order to build a focused sales structure to market Epogin for use at targeted renal disease medical departments of clinics and hospitals, Chugai designated MRs specializing in renal diseases in July 2005 and we increased their numbers to approximately 300 in January 2006. Furthermore, we established 15 sections specializing in renal diseases within the 12 branch offices of the sales organization, and we will provide accurate and speedy information to our customers by delivering total medical information about the renal diseases field centered on Epogin and sharing information among organizations concerning regional medical collaborations in order to contribute to the improvement of the QOL of patients.

Strategy for the Coming Year and After

Further Improvement of the Market Shares of Epogin and R744 (CERA)

The continuous erythropoietin receptor activator R744 (CERA), a next-generation anemia drug, is currently undergoing Phase II clinical trials for the treatment of renal anemia, and Chugai is aiming to file an application for its approval sometime between 2009 and 2011. R744 (CERA) has the potential to expand the options for the treatment of renal anemia because of its sustained effectiveness in relieving the symptoms of anemia when administered at four-week intervals and R744 (CERA) will reduce the cost of hospital visits for patients with pre-dialysis chronic renal failure and will contribute to improving treatment compliance. As a hemodialysis-related treatment, R744 (CERA) is expected to reduce medical costs such as for the procedures related to drug administration and medical waste. We will continue to maximize the product value of Epogin while proceeding with the development of R744 (CERA), with the objective of increasing Chugai's share of the renal anemia drug market held by these two drugs.

Implementation of a Large-Scale Study toward the Improvement of Renal Anemia

Since October 2005, Chugai has been conducting an Epogin large-scale study—The Japan Erythropoietin Treatment Study (JET-Study)—with the cooperation of dialysis patients and hospital doctors. The objective of this study is to continuously track the actual situation of the treatment received by dialysis patients and their progress in order to verify the characteristics of effective treatment methods. We aim eventually to register 10,000 patients and the duration of the study is expected to reach six years. This large-scale prospective study is the first of its kind in Japan in the renal failure field, and high expectations of its results have also been expressed among medical circles.

Furthermore, in parallel with this study, the Co-JET-Study, an analysis of disease status and treatment history of chronic renal failure patients before they begin dialysis, is being carried out. We believe that if we can verify the relation between renal anemia treatments for these patients and their conditions after beginning dialysis, we will be able to make further contributions to renal failure treatments.

Positioning and Basic Strategy for the Bone and Joint Diseases Field

In the field of bone and joint diseases, Chugai is continuing to develop drugs to treat osteoporosis, osteoarthritis, and rheumatoid arthritis as our main disease domain. We have an outstanding product lineup of osteoporosis agents including several promising new products in the development pipeline. As for rheumatoid arthritis drugs, our humanized anti-human IL-6 receptor monoclonal antibody Actemra is in preparation to submit an application for its approval in the first half of 2006. Through the market penetration of this product, we aim to establish our presence in the rheumatoid arthritis field.

Chugai currently has six projects at the research stage and three new molecular entities (NMEs) at the clinical stage in the bone and joint diseases field (as of the end of January 2006).

Current Status of Diseases

It is estimated that there are as many as approximately 11 million potential osteoporosis patients in Japan (as of 2004). The most common form of this disease is "primary osteoporosis" caused by such factors as estrogen deficiency, or the decline in the production of activated vitamin D and calcium deficiency associated with aging. The number of osteoporosis patients is increasing every year in line with the rise in the elderly population. In Japan, it is estimated that approximately 2.0 million patients currently receive treatment for osteoporosis, and that the market for osteoporosis drugs is around ¥140 billion*. Bisphosphonate drugs (BP) and activated vitamin D derivatives treatments account for a large share of this market.

The number of patients with rheumatoid arthritis in Japan is estimated at approximately 600,000-700,000, of which approximately 350,000 are receiving drug treatment. Anti-rheumatic drugs and anti-inflammatory analgesics had been the major medications for rheumatoid arthritis, but the market rapidly expanded since 2003 when anti-TNF-α agents were launched, which have proven efficacy in preventing the joint damages. It is estimated that more than 60,000 patients may eventually be taking biologic agents.

* Estimated based on IMS data.

Chugai's Product Lineup

Osteoporosis Treatment

Currently agents for the treatment of osteoporosis in Japan are basically classified into two types: those that improve bone metabolism and those that inhibit bone resorption. Typical examples of the former type are activated vitamin D3 derivatives. In this category, Chugai's products include Alfarol, Rocaltrol, and ED-71 which is currently under development. Typical examples of the latter type are bisphosphonates which strongly inhibit bone resorption and increase bone mass, and share the market evenly with activated vitamin D3 derivatives. Chugai's development pipeline includes the innovative bisphosphonate R484 (generic name: ibandronic acid, overseas product name: Bonviva/Boniva), which is effective with once-a-month administration. Furthermore, sales of the anti-osteoporotic agent Evista, which we launched in May 2004, are increasing steadily. Evista is a Selective Estrogen Receptor Modulator (SERM) that has a novel mechanism of action.

In addition, Chugai is undertaking collaborative development with Daiichi Asubio Pharma Co. Ltd. of CHS13340, a nasal spray formulation of human recombinant parathyroid hormone PTH (1-34), which strongly increases bone mass through the promotion of bone formation.

Rheumatoid Arthritis Treatment

Rheumatoid arthritis was conventionally treated with anti-inflammatory analgesics and anti-rheumatic drugs, but recently biologic drugs targeting the proteins (cytokines), such as TNF causing inflammation, have entered the market and expanded the range of treatment choices. Furthermore, research in recent years has demonstrated that the administration of biologic drugs at

Incidence Trend of the Osteoporosis Patient Population (Treated), 2003-2013


10,000 (Thousands of cases)
8,000
6,000
4,000
2,000
0
1,325
5,125
2,061
6,903
2,932
9,051
'03
'08
'13
(Estimates) (Estimates)
Japan
United States
Europe*

Source: Osteoporosis/Decision Base 9.
(Decision Resources, Inc., 2003-2005, http://www.dresources.com)
Note: Estimates for Europe cover France, Germany, Italy, Spain, and the United Kingdom.

Incidence Trend of the Rheumatoid Arthritis Patient Population (Treated), 2003-2013


2,000 (Thousands of cases)
1,500
1,000
500
0
330
1,231
348
1,341
1,575
363
1,449
1,644
'03
'08
'13
(Estimates) (Estimates)
Japan
United States
Europe*

Source: Rheumatoid Arthritis /Decision Base 9.
(Decision Resources, Inc., 2003-2005, http://www.dresources.com)
Note: Estimates for Europe cover France, Germany, Italy, Spain, and the United Kingdom.

the early stage after the onset of symptoms is effective in inhibiting joint damages. This has led to an increase in recognition of the importance of early diagnosis and the trend to use biologic drugs at an earlier stage. Due to such factors, it has been suggested that the world market for biological drugs for rheumatoid arthritis treatments will exceed US$6 billion in 2008.

Chugai is planning to submit an application in the first half of 2006 for an additional approval in Japan of the first antibody drug created in Japan, Actemra (development code: MRA), a humanized anti-human IL-6 receptor monoclonal antibody, that inhibits the effects of IL-6, a type of cytokine, as a treatment for rheumatoid arthritis. We are co-developing Actemra in the overseas market with Roche, to which Chugai has licensed the overseas rights (except for South Korea and Taiwan). Roche plans to file marketing applications for Actemra in rheumatoid arthritis in Europe and the United States in 2007. The results of a clinical study in Japan have proved the efficacies of Actemra monotherapy for preventing the progression of joint damages, as announced in November 2005 at the American College of Rheumatology (ACR).

Major Activities in FY2005

Strengthened Sales Campaign for Evista

In 2005, sales of Evista were running in high gear, soaring by 179 percent compared with the previous year. The various factors behind this spectacular growth include (1) Evista not only increases bone mass but also improves bone quality; (2) its ease of use; and (3) the concept of a selective estrogen receptor modulator (SERM) has gradually become recognized. Furthermore, in May 2005, the first anniversary of Evista's launch, the restriction on long-term prescriptions was lifted, which have precipitated the increase in the scale of prescriptions.

Steady Progress in the Anti-Osteoporosis Drug Pipeline

As for the osteoporosis treatment agent ED-71 (activated vitamin D derivative) our original goal was to have 1,000 patients for clinical testing during 2005. In fact, we reached that goal three months ahead of schedule. The development of this treatment is advancing steadily, and our current goal is to submit an application for the approval of ED-71 between 2009 and 2011.

We also began Phase II clinical trials for oral formulation of R484 (Bonviva/Boniva) in June 2005.

Strategy for the Coming Year and After

Solidifying our Anti-Osteoporosis Drugs Positioning

We will take advantage of our company's well-balanced portfolio of osteoporosis treatment agents to further solidify our position in the orthopedic market. In particular, for Evista, we will continue marketing activities to further gain recognition of the bone quality improvement effects and of the characteristics of SERM. As for Alfarol, we will pursue the synergy effects of its use in combination with other drugs.

Pioneering the Market for Rheumatoid Arthritis Drugs

Chugai will attempt to break new ground in the market for rheumatoid arthritis treatments through the smooth introduction of the antibody drug, Actemra (development code: MRA), for which we are planning to file an application for additional indications in 2006. Actemra was approved as a treatment for Castleman's disease in Japan in April 2005, and we began marketing it under the trade name Actemra 200 for Intravenous Infusion. We will steadily prepare for the introduction of Actemra as an treatment for rheumatoid arthritis based on its appropriate use by strengthening education and training for medical representatives (MRs) and taking a variety of other actions. In so doing, we seek to ensure that Actemra, as the first antibody drug created in Japan, will make an important contribution in the fight against rheumatoid arthritis where new treatment options are much-expected.

Summary of FY2005—Others Field

Net Sales

In 2005, sales of the company's mainstay product, Tamiflu soared to ¥35.2 billion. This was due to the 2004-2005 flu season, which was large in scale and occurred late in the season after entering 2005, and also because of the early start of the 2005-2006 influenza season at the end of 2005. In addition, the sales of Pegasys, the chronic hepatitis C drug also increased. With these contributions, sales from the major products in the field of cardiovascular diseases, transplant, immunology and infectious diseases, grew 29.8 billion yen from the previous fiscal year, reaching 80.0 billion yen.

Development Pipeline

An application was submitted in June 2005 for approval of the manufacture and sale of the antiviral agent R964 (product name: Copegus, generic name: ribavirin), in combination with Pegasys for treating chronic hepatitis C. In September 2005, the same drug was designated priority review status by the Ministry of Health, Labour and Welfare. In addition, in April 2005, Chugai received approval for the manufacture and sale in Japan of the humanized anti-human IL-6 receptor monoclonal antibody for use in the improvement of various symptoms and laboratory findings associated with Castleman's disease, and it was launched in June 2005 under the brand name Actemra 200 for Intravenous Infusion.

Phase II clinical trials of VAL (generic name: valine, expected indication: liver function improvement in decompensated cirrhosis), an oral agent developed to aid the recovery of liver function, commenced in April 2005.

* We decided to suspend the development of the ultrasonic image enhancer FS-69 (Phase II/III clinical trials) and the lipase inhibitor R212 (Phase II clinical trial completed) after comprehensively taking into consideration factors such as commercial prospects and prioritization of the development pipeline.

Development Code	Indication / *Additional Indication	Generic Name / Product Name (Dosage form)	Origin (Collaborator)

Cardio/Cerebro-vascular Diseases

Development Code	Indication / *Additional Indication	Generic Name / Product Name (Dosage form)	Origin (Collaborator)
SG-75	Acute heart failure*	nicorandil / Sigmart (Injection)	In-house
AVS	Subarachnoidal hemorrhage	nicaraven / Antevas (Injection)	In-house

Transplant, Immunology and Infectious Diseases

Development Code	Indication / *Additional Indication	Generic Name / Product Name (Dosage form)	Origin (Collaborator)
R964	Chronic hepatitis C	ribavirin / Copegus (Tablet)	Roche
MRA	Crohn's disease*	tocilizumab / Actemra (Injection)	In-house
	Castleman's disease (Orphan drug status in Japan)	tocilizumab / Actemra (Injection)	In-house (Roche)
	Systemic lupus erythematosus (SLE)	tocilizumab / Actemra (Injection)	In-house (Roche)

Other Fields

Development Code	Indication / *Additional Indication	Generic Name / Product Name (Dosage form)	Origin (Collaborator)
EPOCH	Predeposit of autologous blood transfusion*	epoetin beta / Epogin (Injection)	In-house
	Anemia in premature infants	epoetin beta / Epogin (Injection)	In-house
VAL	Post-hepatectomy /Liver transplantation	valine (Injection)	In-house
	Decompensated cirrhosis	valine (Oral)	In-house
GM-611	Diabetic gastroparesis	mitemcinal (Tablet)	In-house
	Irritable bowel syndrome (IBS)	mitemcinal (Tablet)	In-house
R483	Type 2 diabetes	(Oral)	Roche

Product Name (generic name)	Brief Overview	Sales (Billions of yen) 2003/12 (9 mon.)	2004/12	2005/12	Launch Year in Japan
Tamiflu (oseltamivir)	Anti-influenza agent	11.6	8.6	35.2	2001 (capsule) 2002 (dry syrup)
Sigmart (nicorandil)	Anti-anginal agent	14.5	17.8	19.3	1984
Pegasys (peginterferon alfa-2a)	Chronic hepatitis C	0.2*	6.4	8.0	2003
Rythmodan (disopyramide)	Anti-arrhythmic agent	6.4	7.5	7.2	1978 (100mg) 1987 (50mg)
Rocephin (ceftriaxone)	Cephem-type antibiotic ceftriaxone sodium	3.7	4.6	5.4	1986 (0.5g and 1g IV injection) 2003 (1g IV drip bag)
Euglucon (glibenclamide)	Agent for oral hyperglycemic	1.8**	5.3	4.9	1971 (2.5mg) 1981 (1.25mg)

*Launched in December 2003. **Transferred to Chugai in October 2003.

Status (Filing data)



Phase I
Phase II
Phase III
Preparing for filing
Filed
Approved
'03/06
'95/04
'05/06
(Japan)
(US)
(US)
'02/03
'02/03
(Japan)
(US)
(US)

Estimated Population of
Chronic Hepatitis C Patients (Treated)


50 (Thousands of cases)
(Thousands of cases) 500
40
30
20
10
0
475
450
425
400
0
'01
'02
'03
'04
IFN treated patient (right)
Chronic hepatitis C patient (left)

Source: Company data.
Note:1. Estimates based on a patients survey by the Ministry of Health, Labour and Welfare ('96 and '99).
2. Calculated based on sales results and released figures.

Interferon Market


80 (Billions of yen)
60
40
20
0
'01
'02
'03
'04
'05

Source: Analysis was made by Chugai Pharm. Co., Ltd. based on IMS JPM MAT December 2001-2005 data.
Reprinted with permission.
Note: The scope of the "Interferon Market" is defined by the Company.

Positioning and Basic Strategy for the Others Field

In the fields of cardiovascular diseases, and transplant, immunology and infectious diseases, Chugai's Tamiflu now commands more than a 98 percent share of the domestic market for anti-influenza drugs (results for the 2004-2005 flu season*). In addition, Chugai holds the marketing rights in Japan for Pegasys, the chronic hepatitis C drug that was the first pegylated interferon in Japan, which makes possible once-weekly treatment, and Actemra, the first drug in the world for the treatment of Castleman's disease. Furthermore, Chugai is reinforcing its development pipeline in the lifestyle-related disease field, spearheaded by the development of drugs for use in treating diabetes. Overall in all the fields mentioned above, there are currently seven projects at the research stage, and seven new molecular entities at the clinical stage (as of the end of January 2006).

* Source: IMS.

Current Status of Various Diseases

It is estimated that there are currently approximately one-and-a-half to two million carriers of the hepatitis C virus (HCV), which causes chronic hepatitis C, in Japan. Moreover, it is reported that of the approximately 45,000 deaths recorded annually from liver cirrhosis and liver cancer, approximately 70% are attributable to HCV. Approximately 70% of chronic hepatitis C patients in Japan are of genotype 1b, a genomic strain of chronic hepatitis C that is considered difficult to treat.

Antiviral therapy is effective in the treatment of chronic hepatitis C (interferon treatment, or interferon treatment in combination with ribavirin), and in recent years the introduction of new antiviral therapies such as Pegasys have demonstrated their efficacy in treating the difficult-to-treat genotype 1b.

Castleman's disease is a very rare type of lymphadenopathy characterized by symptoms such as lymphoproliferative disorder and various abnormal laboratory findings. The patients who are eligible for Actemra are those for whom surgery is not indicated and who are refractory to conventional treatment. The number of such patients in Japan is estimated to be approximately 100 or slightly higher.

The number of patients affected by diabetes, one of the best known lifestyle-related diseases, is growing year by year. There are currently estimated to be around 7.4 million diabetes patients in Japan, of which almost half are receiving treatment at a medical institution. In treating diabetes, it is important to achieve appropriate glycemic control in order to prevent the advance of arterial sclerosis, in addition to the complications associated with diabetes such as diabetic retinopathy, nephropathy and neurosis. Drugs used in the treatment of diabetes include hypoglycemic drugs and neurosis treatment drugs, which subdue increases in the glycemic index. The Japanese market scale for these drugs is on the order of 260 billion yen*.

* Source: IMS.

Chugai's Product Lineup

In this field, Chugai boasts a lineup of products that have maintained their positions in the Japanese market for a long time, including the antianginal agent Sigmart, the antiarrhythmic agent Rythmodan, and the oral hypoglycemic agent Euglucon. In recent years, we have also launched promising new products including Pegasys, an agent to treat chronic hepatitis C that was introduced in December 2003 and which is yielding steady results. In collaboration with Roche, efforts are also underway to expand the number of indications for which this drug can be prescribed. In addition, in June 2005, we launched Actemra, which is the first antibody drug being manufactured in Japan and the first drug in the world for the treatment of Castleman's disease.

TAMIFLU: Sales Performance

(Billions of Yen)	FY2003.3		FY2003.12	FY2004.12		FY2005.12		Seasonal Sales	Number of Patients* (Thousands)
	Oct.-Dec.	Jan.-Mar.	Apr.-Dec.	Jan.-Jun.	Jul.-Dec.	Jan.-Jun.	Jul.-Dec.		
2002/2003 influenza season	5.2	7.2						12.4	1,187
2003/2004 influenza season			11.6	7.2				18.8	770
2004/2005 influenza season					1.4	23.2		24.6	1,474
2005/2006 influenza season							12.0		
Full-Year Sales	12.4		11.6	8.6		35.2			

Source: Company data

* Based on National Institute of Infectious Diseases Infectious Diseases Weekly Report; controlled sampling of number of patients who visited 5,000 sample medical institutions in Japan from late October to mid April.

Major Activities in FY2005

Tamiflu: Efforts to Ensuring a Stable Supply

The 2004-2005 flu season witnessed the highest incidence of influenza since the enforcement of the Japanese new Infectious Disease Law in April 1999. To cope with this situation, Chugai secured a sufficient supply of Tamiflu to treat the equivalent* of approximately 12 million patients, of which approximately 70% was supplied during the 2004-2005 flu season.

Using the same calculation standards, Chugai has secured sufficient stocks of Tamiflu to treat the equivalent of 12 million patients for the 2005-2006 flu season. In addition to these supplies, as part of stockpiling measures being promoted by the Japanese Government to tackle an outbreak of variant influenza, Chugai expects to supply Tamiflu for the equivalent of a further 7.43 million patients during 2006. Chugai is strongly aware of its social responsibility as the supplier of the influenza drug with the highest market share. We will continue to extend our full cooperation with regard to all measures to deal with standard influenza epidemics, in addition to supporting government action in preparing for outbreaks of the avian influenza.

* Calculating based on a standard five-day administration.

Launch and Further Development of Actemra —Drug for Treatment of Castleman's Disease

In April 2005, Chugai received an approval for the manufacture and sale of Actemra for the treatment of Castleman's disease, and launched it in June. In the past, Castleman's disease, a very rare disease, was treated with symptomatic treatment through adrenomedullary hormone or the use of immunosuppressants, which were the only options, in cases where a lymph node resection are not indicated. For this reason, there was a strong social need to develop Actemra for this disease.

As well as being the first monoclonal antibody drug ever to be manufactured in Japan, Actemra is the first drug in the world developed for the treatment of Castleman's disease. Chugai will continue to foster the product through its appropriate use, as a most prioritized activity, by conducting post-marketing surveillance (monitoring its efficacy and safety) targeting all of the patients prescribed this drug.

Strategy for the Coming Year and After

Combined Development of Pegasys and R964 (Copegus)

In close cooperation with Roche, Chugai will work to further improve the product value of both Pegasys and R964 (Copegus /designated priority review status), for which an application for approval was filed in Japan.

The granting of approval for the combination therapy of a pegylated interferon agent and ribavirin, the standard treatment overseas, will strengthen Chugai's position in Japan by making us the only pharmaceutical manufacturer with both a single pegylated interferon agent treatment and a combination therapy treatment in its product lineup. We will strive to maximize the product value of these treatments by gaining a greater share in the market for the treatment of chronic hepatitis C and expanding the range of indications.

Strengthening Our Anti-diabetic Drug Lineup

Toward further advances into the lifestyle-related diseases field, Chugai will continue to work on discovering new drugs on our own, and in collaboration with Roche, endeavor to positively introduce "best in class" and "first in class" pharmaceutical products to the Japanese market. Furthermore, Chugai has great expectations of the efforts made at Forerunner Pharma Research Co., Ltd., which was newly established in April 2005, to elucidate new processes for pathological conditions that can lead on to the discovery of new drug treatments.



02:15p.m. at Gotemba

[Research, Fuji-Gotemba Research Laboratory]
MARINA YAMAGUCHI
MITSUAKI IDE

Chugai's Fuji-Gotemba Laboratory is engaged in drug discovery research aimed at seeking promising new drug candidates in the fields of synthetic technology and biotechnology. At this laboratory, we are in charge of discovery research into new low-molecular-weight drugs (from the molecular design of low-molecular-weight compounds to the invention of synthesis methods and actual synthesis) and derivative drug design and derivative synthesis aimed at the creation of lead compounds.

It is our sincere hope that the compounds we have designed and compounded will reach patients in need and make a contribution to treatment. With this thought in mind, we are studying diligently in order to continue to contribute to new drug development by working hard at improving our overall capabilities including technical skills, judgment ability, and specialist knowledge.



CREATE INNOVATIVE DRUGS IN A UNIQUE WAY —WE ARE CHUGAI

08:00a.m. at Tokyo

[Clinical Development]
KEICHIRO KIYAMA
NOBUAKI TANAKA

As an "anchor of new drug development," the role of clinical development is to verify the efficacy and safety of new drugs at the final stage of development by actually administering them to patients with the cooperation of medical institutions.

Our main tasks are to monitor whether clinical trials are proceeding safely and as scheduled at the hospitals we are responsible for, in keeping with the clinical trial practice standards as laid out by the Japanese Government, and to compile the results of the trials in order to file for the approval of new drugs with the Ministry of Health, Labour and Welfare. Our dream is to contribute to medicine, providing new drugs to the market at the earliest possible date by correctly determining the potential in each drug. We know it is the way to repay the favor owed to the patients who cooperate in such clinical trials.

ORGANIZATION AND HUMAN RESOURCES—THE BASIS FOR GROWTH



11:15 a.m. at Tokyo

[MRA Unit]

Actemra (development code: MRA) is the world's first drug to be approved as a treatment for Castleman's disease. Following its launch in June 2005 in Japan as a treatment for Castleman's disease, Actemra is scheduled to be filed for an additional indication of rheumatoid arthritis in 2006.

The members of the MRA Unit are engaged in conducting life cycle management of Actemra both in Japan and overseas in cooperation with all functions including research, clinical development, sales & marketing, medical business & science support, regulatory compliance and quality assurance, as well as in collaboration with Roche . At our meetings, which are gatherings of unique individuals, the discussions are always lively. The group consists of dependable colleagues working together toward the shared goal of "maximizing the value of Actemra."

Four Challenges of Life Cycle Management


Prolonging the product's life cycle
Expanding sales
Shortening the development period
Controlling over expenditures
Development period
Post-marketing
Net sales
Development costs
Marketing costs
Cumulative discount cash flow

Investing in the development of pharmaceutical products is a large scale and long term activity, while the prolonged development period shortens the investment recovery period. In order to take maximum advantage of the opportunity obtained by the significantly enriched product portfolio and development pipeline through our strategic alliance with the Roche Group, it is important to organically link each function, including research, development, production, marketing and sales, and also to maximize the value of each product as a company-wide endeavor. By doing so, we will realize our Mission, to provide innovative medical products and services to patients as early as possible.

In order to tackle these challenges, we are carrying out a fundamental revision of our established function-specific organization and introducing a totally new organizational structure that facilitates project-based decision making.

1. Why Introduce Life Cycle Management Now?

A Dynamically Enhanced Portfolio and Pipeline

It is integral for Chugai to create and acquire innovative new medicines in order to realize the goal set out under the mid-term plan "Sunrise 2010" of achieving a top-class domestic presence. Our endeavors toward this goal, including the strengthening of our R&D infrastructure utilizing the synergies generated through our alliance with Roche and the active introduction of Roche projects in a number of strategic fields beginning with oncology, have led to an unprecedented enhancement of our product lineup and our development pipeline.

In particular in the oncology field, in addition to the current diverse products ranging from molecular targeted drugs to supportive therapies, the current pipeline includes some exciting product candidates of which launches are expected within the next few years.

If we are to make effective use of this golden opportunity to maximize our profitability and our presence in this therapeutic area, we should not limit ourselves to project management and promotion within each function but should instead share each project's targets on a company wide basis and promote each project accordingly. This is the primary reason why Chugai is introducing product Life Cycle Management (LCM).

*Please refer to the special feature "Toward Strengthening Chugai's Presence in the Oncology Field" on page 9 for details concerning Chugai's pipeline in the oncology field.

Importance of Maximizing the Profitability of Products

A second reason for introducing product LCM is to deal with the shortened investment recovery period. New drugs that have novel mechanisms of action entail even more elaborate safety measures which tend to further increase development expenditures and post-marketing surveillance expenditures while prolonging the development period. On the other hand, the life cycle of launched products is becoming progressively shorter with the increased threat of competitor products and generics in the competitive global marketplace. In this environment, developing and launching innovative new drugs as rapidly as possible, and prolonging the investment recovery period are among Chugai's top priorities in improving its profitability and competitiveness.

The purpose of LCM is to maximize the profitability of each product. More specifically, LCM tasks include (1) shortening the development period by efficiently conducting clinical development, (2) expanding sales through strategic marketing of the product from its develoment stage to post-launch, (3) prolonging the products' life cycle by comprehensive planning including addition of indications, formulations and development of successor products, (4) exercising appropriate controls over expenditures, and various other tasks through which we seek to maximize the profit of our products. We believe the origin of our company's competitive advantage to be in further strengthening our competitiveness through the strategic reinvestment of our profit, such as in new drug development and marketing.

Organization of the Strategic Marketing Unit and the Role of Each Department


President
SMU
MRA Unit
Corporate Regulatory Compliance and Quality Div.
Corporate Staff Depts.
Functional Depts.
Oncology Disease Area Dept.
Renal Disease Area Dept.
Bone Disease Area Dept.
Targeted Disease Area Dept.
Strategic Planning Dept.
Project Management (Pre-PoC) Dept.
Business Intelligence Dept.
Business Development Dept.
Role of the division
Development/product portfolio management and resource allocation/management
Management of pre-PoC projects
Business value assessment, market research and short- to mid-term sales projection
Assessment and licensing in/out of products and technologies, and coordination with disease area strategy
Establishment of the development system focused on projects or products centered on life cycle leaders, planning of mid- to long-term disease area strategy, and establishment of product brands and brand position in disease areas

*Life cycle leaders and the person in charge of the planning of disease area strategy are appointed in each disease area department.

2. Organizational Restructuring Initiated by the Strategic Marketing Unit

Improving the Effectiveness of LCM through Organizational Reforms

The concept of LCM in itself is by no means new for Chugai. However, this time there is a major difference in that the company has carried out a sweeping reform of the traditional function-specific organization system that has until now underpinned its structure as a pharmaceutical company.

Under the function-specific organization, each department had its own separate mission. For example, the research division's mission was "drug discovery," while the development division's mission was "prompt launching of new medicines." One result of this separation of goals was to limit the extent of cooperation and coordination among divisions with the effect of slowing the speed of development and hindering the process of adjusting the development focus, etc. In order to clear away these obstacles and to realize the three goals of (1) reflecting the viewpoints of post-marketing competitive strategy and product cultivation from the development planning stage, (2) establishing an organizational structure focused not on functions but on projects (products), and (3) strengthening of the strategy for each therapeutic area including products introduced by Roche, we reached the conclusion that we needed to implement organizational reforms. Accordingly, we established the Strategic Marketing Unit (SMU) in July 2005.

SMU is the Center of Chugai's Cross-Functional Organization

SMU's mission is to maximize the value of each pre-PoC* project and post-PoC development pipeline or post-launch drug by integrating the business viewpoints that conventionally tend to be divided by function, and then to define and clarify a cross-functional strategy.

The SMU also develops mid- to long-term strategies for each strategic disease field including oncology, renal diseases, bone and joint diseases and lifestyle-related diseases, which are used as guidelines for research and development. Moreover, the functions of licensing in and out products and technologies including those of Roche are consolidated into the SMU, and contributes to the early start of development projects from both inside and outside the company and to effective R&D resource allocation.

The organizational structure is modeled on that of the Roche Group's successful "Life Cycle Organization" that was introduced in the 1990s. Chugai invited core personnel from the Roche Group in an effort to rapidly establish an effective organization by making maximum use of their experience and know-how.

*PoC: Proof of Concept, meaning to prove that the expected benefits of a treatment found at the research stage are also effective for human patients, generally after completion of early Phase II clinical trials.

3. Maximizing Post-PoC Product Value using Life Cycle Teams (LCTs)

The Mission of Each LCT is Product Value Maximization

Under the SMU, a product-specific Life Cycle Team (LCT) is established with the mission of *maximizing the value of the product from development to post-marketing.*

In principle, an LCT should start when PoC is confirmed*, and as of the end of January 2006, there are 15 such teams operating**. On a disease area-basis, the number of LCTs is highest for oncology, reflecting the rich pipeline.

* Among existing pharmaceutical products, those for which additional formulations or indications are being developed will be targeted.
**With regard to MRA, since this is a project of paramount importance, an LTC is placed within the MRA Unit, which is an organization under the direct control of the company's top management.

Life Cycle Leaders Take the Initiative

Each LCT is led by a Life Cycle Leader who is in charge of a development or post-marketing product after PoC. Each team consists of function leaders representing non-clinical, clinical development, CMC (Chemistry, Manufacturing and Control), regulatory affairs, and sales & marketing functions. The LCT strategically formulates and imple-

Decision-making Process in Investment

Pre-PoC: Science-based management
Post-PoC: Business-based management



Development stage and post-marketing
PoC
<PIIb>
<PII>
<NDA>
<LCM>
Development stage
Pre-PoC
Post-PoC
Decision-making bodies
RDC (Research and Development Committee)
LCC (Life Cycle Committee)
Team
PT (Project Team)
LCT (Life Cycle Team)

ments the necessary plans from clinical development to post-marketing activities to maximize product value.

The feature of Chugai's LCTs is that the Life Cycle Leaders literally lead the projects. In project teams formed under the conventional organization system, all the team members were on equal footing, so the team leader's role tended to be stuck trying to make "adjustments" between staff invited in from each department. In the LCTs, by contrast, to overcome such restrictions, the Life Cycle Leaders are also given a degree of authority over personnell allocation. Accordingly, the major characteristics of Chugai's LCM system are that under the powerful leadership of the Life Cycle Leaders the projects are run project-based and free from the conventional function-specific mindset, while the decisions are science-based and made from a business standpoint.

4. Development of Portfolio Management Enhances Pre-PoC Efficiency

The Increasing Importance of Portfolio Management

Another objective of SMU's mission is to strengthen pre-PoC project management. With the ultimate aim of enhancing Chugai's mid- to long-term presence in each strategic field, we will use the SMU to improve and reinforce Chugai's product portfolio management through promptly embarking on development themes from both inside and outside the company; enhancing the function to appraise the commercial value of the product; and through strengthening R&D resource allocation.

As for the targeted strategic areas, Chugai is focusing efforts on strengthening its operations in four disease areas of lifestyle-related diseases field, for which the demand for treatment is increasing due to the aging of society, and of the pre-existing fields of oncology, renal diseases, and bone and joint diseases. In the lifestyle-related diseases field, we have projects from our own research laboratories that are expected to enter clinical trials, generally centered on diabetes, and therefore the importance of portfolio management for pre-PoC projects is increasing even further.

Evolution in the Decision-making System

R&D activities can be broadly categorized into three stages: drug discovery, early stage development, and late stage development. Chugai manages product portfolios according to each of these stages. Therapeutic area strategies serve as guides when promoting product portfolio management in the post marketing stage in addition to the R&D stages. By formulating "Life Cycle Strategies" that are consistent with therapeutic area strategies, and monitoring processes in a comprehensive manner, Chugai aims not to simply plan individual strategies for each stage or target area, but rather to optimize the allocation of funds based on a consistent strategy.

An effective decision-making system that caters to the characteristics of each stage is required in the R&D process. Decisions include how R&D funds should be allocated and linked to maximizing product value, and whether a product can advance to the next stage. Chugai has set up the following committees as decision-making bodies: the Research Portfolio Committee (RPC), which evaluates portfolios at the drug discovery stage, the Research and Development Committee (RDC), which evaluates early development stage portfolios, and the Life Cycle Committee (LCC), which evaluates portfolios in the late development and post-marketing stages.

Evaluating the priority of portfolios in the drug discovery and early development stages places emphasis on the scientific aspect of development, while evaluating the priority of portfolios in the late development and post-marketing stages focuses on the product's market value.

Chugai's research and development functions and their supporting foundations are the basis by which the company carries out its mission to create new value through innovative medical products and services for the benefit of the medical community and human health around the world. Below is an explanation of the management resources and system that support Chugai's research and development (R&D) effort, as well as our intellectual property strategy.

* Please refer to the special feature "Aiming at Maximizing Product Value" on page 29 for details concerning Chugai's product life cycle management and portfolio management.

Research and Development (R&D) Management Resources and System

Targeted Disease Fields and R&D Expenditures

Chugai is tackling the creation of innovative prescription pharmaceuticals with global potential in the three fields of oncology, renal disease, and bone and joint diseases. Moreover, in response to the increase in demand for drugs treating lifestyle-related diseases due to our aging society, we have embarked upon advanced research centered on diabetes. We are steadily identifying candidate compounds for development, and are awaiting the start of clinical trials.

Chugai's consolidated R&D expenditures for the fiscal year under review reached approximately 50.1 billion yen, and the number of employees involved in R&D is about 1,400 and rising.

Synergistic Effects from the Strategic Alliance with Roche

Chugai and Roche regularly exchange information about the progress and results of R&D, joint development, and applications of technology, and jointly manage our development portfolio. In addition, in the area of small molecule research, by sharing Roche's world leading chemical compound libraries and databases, we have enhanced the efficiency of narrowing down new medical product candidates from chemical compounds. In these and other ways, by collaborating with the Roche Group, which invests the equivalent of 400 billion yen annually, Chugai is reaping huge synergistic effects ranging from the earlier detection of promising new medicines to an overall shortening of development periods.

R&D System

Chugai's research and development system is centered on three core research laboratories, namely Fuji-Gotemba and Kamakura, which conduct drug discovery research, and Ukima, which carries out research on industrialization. In March 2005, we transferred and integrated the functions of the Tsukuba Research Laboratories, which had been engaged in drug discovery research specializing in antibody drugs, into the Fuji-Gotemba Research Laboratory, and succeeded in unifying and streamlining research for discovering antibodies.

As for Chugai's R&D overseas, the company's subsidiaries Chugai Pharma USA, LLC and Chugai Pharma Europe Ltd. are conducting clinical development activities in the US and Europe, respectively.

With an emphasis on the concept of "networking," Chugai is also reinforcing its technology-sharing and collaboration activities through technical tie-ups and joint research with companies, universities, and research institutions in Japan and overseas, as well as through participation in national projects.

R&D System—Achievements in 2005 (1)

Establishment of Forerunner Pharma Research through Industry-Government-Academia Cooperation

In April 2005, Chugai jointly established Forerunner Pharma Research Co., Ltd. in partnership with Mitsui & Co., Ltd. and Central Institute


Trend of R&D Expenses
50 (Billions of yen)
(%) 25
48
46
44
42
0
20
15
10
5
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
R&D expenses (left)
R&D expenses /sales (right)
Source: Company data.

for Experimental Animals (CIEA). This joint venture engages in neo-type detection and identification for therapeutic drugs and diagnostic reagents by utilizing the research outcomes in pathological proteomics accumulated by PharmaLogicals Research Pta.* combined with state-of-the-art genome research. Through cooperation between industry, government, and academia, Chugai intends to further enhance its capacity to seek out new drug seeds and to pursue the discovery and manufacture of therapeutic antibodies and small molecule drugs in fields such as oncology and lifestyle-related diseases. Currently, a co-research project is underway with the University of Tokyo.

* PharmaLogicals Research Pta is a Singapore-based joint venture company established by Chugai, Mitsui and CIEA in 2002.

R&D System—Achievements in 2005 (2)

Actively Introducing Technology from Japanese and Overseas Ventures

In January 2005, Chugai signed a license and collaboration agreement with US biotechnology venture company Xencor Inc. to access their technology that improves antibodies. Similarly, in September 2005, we signed a joint research agreement with Human Metabolome* Technologies, Inc., the first bioventure from Keio University, to collaborate in the search for biomarkers for liver and renal diseases. Chugai is actively studying the possibilities of introducing technology developed by venture companies in order to further improve the therapeutic effects of treatments, reduce side effects and lower manufacturing costs.

* Metabolome: biometabolite

Intellectual Property (IP)

A Strategy to Safeguard Intellectual Property(IP)

Chugai is working to enhance product competitiveness and extend the product life cycle through the management of IP, beginning with industrial property rights such as patents and trademarks, including know-how, biological materials, clinical trial data, brand names, and so forth.

With regard to patents related to drugs, in some cases a drug can monopolize the world market or be totally excluded from the market on the basis of whether or not it has a valid patent. Accordingly, in an attempt to construct an effective patent network that will protect our products, the IP Department draws up a strategy for obtaining a patent for each drug in cooperation with the R&D Department from the time of adopting a research theme. We also follow a policy of making active use of patents on drugs that we do not intend to market, and this year, for example, we licensed-out a patent related to a protein useful in the diagnosis of mesothelioma.

Moreover, Chugai is also realizing synergistic effects in the IP field by sharing patent information and also through personnel exchanges with IP Department staff at Roche.

Status of Disputes

In April 2004, Ajinomoto Co., Inc. filed a lawsuit claiming that the recombinant human erythropoietin, Epogin, and the recombinant human G-CSF, Neutrogin, infringe a process patent held by Ajinomoto Co., Inc. On March 22, 2006, a judgment was rendered by the Tokyo District Court, dismissing the claim in its entirety. However, this judgment may be subject to appeal as the statutory period allowed for appeal has not been expired as of the date of issue of this Annual Report.

* In a patent invalidation trial before the Patent Office, which was proceeding in parallel with the above lawsuit, Chugai received the decision of patent invalidation in September 2005. However, Ajinomoto appealed to revoke this decision so the case is currently under trial at the Intellectual Property High Court.

Chugai's Global Network


• Overseas subsidiaries
• Branches · Offices
• Overseas representative offices
• R&D partners
Chugai Pharmaceutical Co., Ltd.

Global Research and Development Structures

Strengthening of the Alliance with London (CPE) through the Relocation of CPUSA

Within the Chugai Group, the US-based subsidiary Chugai Pharma USA, L.L.C. (CPUSA) and the UK-based subsidiary Chugai Pharma Europe Ltd. (CPE) conduct clinical development (including development and registration) of pharmaceuticals for the US market and European market, respectively.

In April 2005, CPUSA relocated its office from San Diego to New Jersey. Subsequently, taking advantage of the location, cooperation with CPE (London) has become closer and Chugai's trilateral structure for global development in Japan, the US, and Europe has been further augmented.

One of the results of Chugai's global structure has been the advanced development of GM-611 (generic name: mitemcinal), an agent for the improvement of gastrointestinal motility. We obtained the results from the Phase II clinical trials (expected indication: diabetic gastroparesis) conducted in the US through CPUSA and efficacy in the improvement of symptoms was suggested. Despite the positive results, a further development strategy is being reconsidered, as we judged it necessary to confirm the dosage and administration.

Research and Development

Joint Research based on Chugai's Therapeutic Antibody Strategy

Abgenix, a company with which Chugai has been conducting joint research and development of new fully human monoclonal antibodies since 2003, is going to be acquired by Amgen, according to an announcement in December 2005. Chugai has already discovered unique seeds on its own, and while awaiting Amgen's decision on how to proceed with the agreement, Chugai believes there will be no significant impact even if this joint research ends at this stage.

Under the agreement with Abgenix, the two companies have been working together to develop antibody drugs utilizing Abgenix's platform technology Xenomouse and to date the collaboration has reaped rewards in the shape of the generation of fully human antibodies at the pre-clinical validation stage.

Chugai intends to advance its own therapeutic antibody strategy with Forerunner Pharma Research and other research partners.

Sales and Promotion

(Joint) Promotion of Actemra

In July 2003, Chugai concluded an agreement with Roche concerning the joint development and promotion of the humanized anti-human IL-6 receptor monoclonal antibody Actemra (development code: MRA) throughout the world except for in Japan, Taiwan, and South Korea.

Development is steadily progressing with international (excluding Japan) Phase III clinical trials of MRA which started in January 2005, driven by the enhanced efficiency resulting from the collaboration with Roche.

We expect that sales through Roche's overseas network will improve our overall sales performance. Roche and Chugai have agreed to co-promote Actemra in three countries, namely the UK, Germany, and France, and the two companies are actively discussing further possibilities for working together.

In three other countries, namely the US, Spain, and Italy, Chugai has reserved the opt-in right to co-promote Actemra, and will look into the possibilities for business development in these markets, taking into consideration progress in the development of the drug and other factors.

Shifting the Production System into Two Plants (Utsunomiya & Fujieda)


Chugai Pharmaceutical Co., Ltd
Utsunomiya Plant
Biopharmaceuticals
(Epogin, Neutrogin, Actemra)
Ukima Plant
Bulk biopharmaceuticals, Injectables (Epogin, Neutrogin)
Fujieda Plant
Bulk pharmaceutical chemicals for synthetic pharmaceuticals (Bulk pharmaceuticals for Altarol and Sigmart)
Kamakura Plant
Solid drugs
(Tamiflu, Xeloda)
Transfer of biopharmaceuticals & sterile injectable manufacturing functions, etc.
(Within 5-6 years)
Transfer of solid drug production functions, etc., centered on highly active products
(Within 4-5 years)
Chugai Pharma Manufacturing Co., Ltd
Utsunomiya Plant
Fujieda Plant
Plant closed
Plant closed
Antibody production facility
(1st stage construction)
(2001-2003)
Investment: 8.8 billion yen
Antibody production facility
(2nd stage construction)
(2003-2007)
Investment: 9.6 billion yen
2nd quality control facility
(2004-2005)
Investment: 1.6 billion yen
Solid drug production facility
(2005-2008)
Investment: 21.8 billion yen

Chugai is moving steadily forward in restructuring its production system with the aim of substantially raising the efficiency of its production functions and centralizing resource management. In this context, we divested the Kagamiishi Plant to Nipro Corporation in June 2005. In addition, we are making capital investments toward strengthening our production functions in view of the consolidation of our existing four plants into two plants located in Utsunomiya (Utsunomiya-shi, Tochigi) and Fujieda (Fujieda-shi, Shizuoka) within five to six years.

Favorable Progress of Plant Reorganization

The upgrading of the Utsunomiya Plant has been underway since 2003 with the construction of antibody production facilities. By 2007, this plant will be equipped with Japan's largest animal cell culture facilities, which will have a total capacity of 80,000 liters. During this fiscal year, we have invested 3.4 billion yen in the second phase of construction of the antibody facilities at Utsunomiya. From now on, with the planned transfer of the manufacturing facilities for bulk biopharmaceuticals and sterile injections currently at the Ukima Plant, targeted for completion by 2012, the Utsunomiya Plant will evolve into an integrated plant for the complete processing of biopharmaceuticals, from bulk manufacturing to formulation. Through this ongoing streamlining, Chugai will further pursue maintenance and enhancement of its in-house manufacturing technology.

Similarly, we will upgrade the Fujieda Plant into an integrated plant for carrying out complete processing of synthetic pharmaceuticals from bulk manufacturing to formulation by transferring the solid drug production functions centered on highly active products from the Ukima Plant and the Kamakura Plant. Furthermore, the Fujieda Plant will be equipped with state-of-the-art solid drug production line facilities. We have invested 4.8 billion yen in solid drug production and related facilities during this fiscal year.

Toward the Spin-off of the Production Division

In May 2006, Chugai will transfer the production functions of its four plants in Utsunomiya, Ukima, Kamakura, and Fujieda to its wholly owned subsidiary Chugai Techno Business Co., Ltd., through a company split. (Chugai Techno Business is scheduled to change its business name to Chugai Pharmaceutical Manufacturing Co., Ltd., in April 2006.) Chugai Techno Business will take on these production functions in their existing form. At the same time, the new company will adopt distinctive business practices as a company specializing in production, including making efforts to cultivate human resources, the key to becoming an excellent manufacturer, and to develop a special personnel system to nurture people who are committed to manufacturing. In addition, Chugai intends to enrich the value of the Chugai Group through the strengthening of its production technology and the pursuit of cost efficiency by further promoting cost-conscious business operations.

Overview of the Successor Company (as of Dec. 31, 2005):

Company Name: Chugai Techno Business Co., Ltd.
Business Category: Contracted equipment management and quality testing, etc.
Registered Office: 16-3 Kiyohara Kogyo Danchi Utsunomiya-shi, Tochigi
Capital: 80 million yen
Number of employees: 160
Major shareholder:
Chugai Pharmaceutical Co., Ltd. (100%)

A compensation system emphasizing the fulfillment of individual roles forms the bedrock of Chugai's human resources system. This system defines the role, or assignment, of each employee and the results they are expected to deliver, and it evaluates each employee's achievement in terms of both actual performance and ability to fulfill their assigned role.

A performance-based system tends to overly focus on actual results, but Chugai's system also factors in the employee's ability to fulfill their assigned role along with their actual results. This ability is a measure of the behavioral characteristics exhibited by the employee in the execution of their individual role, and as such, is linked to the performance of excellence. Through a human resources development system that supports personal growth and provides fair benefits to each employee, Chugai places a strong emphasis on maximizing individual motivation and satisfaction in order to achieve desirable results and further develop human resources, one of the company's most valued assets.

Enhancing the Evolving Evaluation and Training Systems

In 2005, Chugai continued to augment its outstanding human resources through the hiring of 219 new graduate recruits and 121 mid-career personnel.

Following recruitment, all new employees pass through a total human resources development process that encompasses all stages from training to placement and transfer. In July 2005, we set up the Human Capital Development Department by splitting it off from the Personnel Department in order to enhance the various training programs we provide. Moreover, the human resource-related functions that had up to that time been carried out separately by each department are now consolidated in this new department, further strengthening our efforts to cultivate human resources.

We are also redoubling our efforts to boost the capabilities of our managers. In addition to providing them with training designed to enhance their individual expertise, in 2005 we initiated a manager training program, in which cross-departmental management teams work together to come up with proposals for dealing with company-wide issues. Outstanding proposals may be submitted to the Executive Committee, and this has proved useful in improving our managers' problem solving capabilities and enhancing motivation. We are also focusing on assessor training, which underpins the fair personnel evaluation that leads to the development of human resources. Every year we conduct an overnight training course for managers where we attempt to promote their understanding of Chugai's evaluation system and refine their assessment skills.

A Human Resources System to Achieve Corporate Goals

The corporate human resources system plays an integral part in actually carrying out Chugai's corporate management strategy.

Our evaluation system works by breaking down our management policies and strategies into separate individual roles, and then synchronizing individual goals with corporate goals. From 2005, we have introduced a compensation system in which bonuses are partially linked to corporate performance.

Adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world—At Chugai, we are committed to this mission in the knowledge that all our business activities are closely linked to corporate social responsibility (CSR). In this chapter, we will introduce several of our CSR activities over the course of FY2005, ranging from our efforts to deliver innovative new drugs to patients as promptly as possible to our information disclosure and communication activities aimed at realizing "patient-oriented healthcare."

Development and Early Launch of Innovative Pharmaceutical Products

In June 2005, Chugai launched the antibody drug Actemra, which is the world's first drug for the treatment of Castleman's disease, an orphan indication. Then in July, R435 (product name: Avastin, generic name: bevacizumab, expected indication: colorectal cancer) and R1415 (product name: Tarceva, generic name: erlotinib, expected indication: non-small cell lung cancer), both of which are under development as anticancer treatments, were taken up by the authority for the discussion on how to treat drugs that are approved overseas but not yet approved in Japan, and in the case of R435 (Avastin) the company received a request for an early filing. Likewise, social expectations and demands with respect to Chugai's pharmaceutical products are rising year by year. In order to be able to deliver innovative new drugs to patients as promptly as possible, we have also introduced a package of organizational reforms that includes product life cycle management* as a company-wide effort.

* For details concerning Chugai's product life cycle management activities, please refer to "Aiming at Maximizing Product Value" on page 29.

Toward the Realization of Patient-Oriented Healthcare

In an effort to promote patient-oriented healthcare by ensuring that more people are in possession of correct medical knowledge, Chugai is carrying out a variety of disease education activities in cooperation with patient groups and other parties. In 2005, for example, we participated in the Pink Ribbon Movement, which promotes the importance of the early detection, diagnosis and treatment of breast cancer, and we undertook activities aimed at broadening public understanding of rheumatoid arthritis together with the patient group Japan Rheumatism Friendship Association (JRFA). In addition, we have hosted charity events combining lectures and concerts, and carried out other activities in order to support individual patients and groups representing patients with cancer and leukemia, etc., and to make a contribution to local communities.

Information Disclosure

Public Release of Information Concerning Clinical Trials

Since September 2005, Chugai has publicized information concerning new drugs in clinical development as well as on post-marketing studies on the website managed by the Japan Pharmaceutical Information Center (JAPIC). In addition, we are also making available clinical trial information on our own website. From a corporate ethics standpoint, we believe that it is important to disclose all clinical trial results to the public, whether positive or negative, thereby ensuring transparency in trial planning and results. Furthermore, we regard public disclosure as an essential means of further increasing the confidence of patients and consumers in our products.

Public Release of Information Concerning Pharmaceutical Products

In recent years, medical institutions have been attempting to provide their patients with efficient and high-quality medicine while positively disclosing medical information. In addition, patients' right to freely choose their own treatment is now becoming generally respected. In this changing medical environment, Chugai's Drug Information Center is actively providing information concerning diseases and appropriate drug use to medical care professionals and patients.

*For further information concerning Chugai's CSR activities, please refer to our website (URL: http://www.chugai-pharm.co.jp/english/corporate/csr/) and to the report CSR '05.

Corporate Governance System


General Shareholders Meeting
Selection/Dismissal
Selection/Dismissal
Selection/Dismissal
Board of Auditors
Corporate Auditors
Audit
Board of Directors
Members of the Board
Selection/Dismissal
Audit
President & CEO
IAC
Advice
Executive Committee
Accounting Audit
Accounting Auditor
Executive Officers
Risk Management Committee
Corporate Social Responsibilities Committee
Promotion
Internal Auditing Department
Operating Organization

For Chugai, enhancing corporate governance is a major management task that is essential in allowing us to expand our corporate value in a sustainable manner and to adequately fulfill our social responsibilities as a pharmaceutical company.

Chugai is working hard to further reinforce its corporate governance functions, a goal that we are achieving through our efforts to accelerate management decision-making and operations while enhancing internal control and risk management systems.

Corporate Governance

Decision-making and Business Operation Systems

Chugai's business operations are carried out by the CEO and executive officers, who report the status to the Board of Directors on a quarterly basis. The Executive Committee, which includes the president and key executive officers, is entrusted to make important decisions regarding the execution of operations and notifies the Board of all such decisions.

As of March 23, 2006, Chugai's Board of Directors consists of 13 members, of which seven are outside directors.

* Among the Company's outside directors, Dr. Franz B. Humer is the Chairman of the Board and Chief Executive Officer of Roche Holdings Ltd., a parent company of Chugai. In addition, Mr. William M. Burns, Prof. Dr. Jonathan K.C. Knowles and Dr. Erich Hunziker are members of the Executive Management Committee of the Roche Group.

Audit by Corporate Auditors

The corporate auditors are responsible for monitoring management-level decision-making and the conduct of business operations. As of March 23, 2006, Chugai has four corporate auditors, two of whom are outside auditors. To ensure optimal auditing functions, we have established an auditing support staff to support both internal and outside auditors.

Internal Auditing Division

As an internal auditing division, Chugai has established the Audit Department, which has a staff of ten members including certified internal auditors. The Audit Department conducts audits of Chugai's overall business operations from the standpoint of the adequacy of efficiency and effectiveness in activities, and compliance, and so on throughout the entire range of the company's activities. The Audit Department reports both to the Executive Committee, to which it also makes recommendations, and to the corporate auditors, and works to coordinate between them. Additionally, by conducting evaluations of internal control in all of the company's divisions, the Audit Department strives to maintain and improve sound business practices.

Advisory Function

With domestic and overseas specialists from various fields, Chugai's International Advisory Council (IAC) serves to further accelerate decision making, with the aim to expand global business through a proper corporate stance while appropriately responding to changes in the global business environment.

Risk Management

Chugai has organized a Risk Management Committee, as a sub-organization of the Management Committee, with duties including making proposals and decisions related to company-wide risk management (Committee chair: the executive officer in charge of General Affairs; Organizer: the General Affairs Department's Risk Management Group) and the Division Risk Management Committee which promotes risk management within each division (Committee chairs: each division chief), and we are promoting company-wide efforts to manage risk, as we consider this to be an

important management issue.

As for recognition and evaluation of risks involved in management, every year we implement a company-wide risk survey, after which the Risk Management Committee selects significant risks, decides on and promotes countermeasures, and then works to mitigate the risks.

On the other hand, there is a framework in place within the Risk Management Committee for studying and implementing countermeasures for rapid and appropriate responses to circumstances that could have a serious impact on management, should they arise.

Compliance

Compliance System

Chugai's compliance system is based on the Chugai Business Conduct Guidelines, "Chugai BCG." We follow these guidelines conscientiously, and at the same time we conduct robust business activities that are fully compliant with internationally accepted ethical standards as well as in abidance with the law.

The Corporate Social Responsibility Committee, which works under the auspices of the Executive Committee, and the Corporate Social Responsibility Department, have established an employee consultation desk as a means of ensuring compliance with the BCG. They also implement corporate ethics training sessions for employees on a regular basis in cooperation with the Corporate Ethics Promotion Committee, whose members are appointed from each department.

Privacy Protection Response

Chugai's response to the Personal Information Protection Law, which came into force in April 2005, provided the company with a golden opportunity to further enhance its privacy protection measures that took effect from this year. In terms of organization, we have appointed a Chief Privacy Officer (CPO) and established the Personal Information Promotion Bureau for promoting the protection of personal information to support the CPO. We have assigned personal information management officers and coordinators in each department, and we are also providing comprehensive education regarding personal information and privacy protection to each employee. Beyond this, we have taken a variety of other steps to protect privacy, including the signing of agreements on the handling of personal information with our contractors. In these and other ways, Chugai is striving to ensure the appropriate management and protection of all personal information.

BOARD OF DIRECTORS/EXECUTIVE OFFICERS (AS OF MARCH 23, 2006)



Members of the Executive Committee:
(from left) Kazunori Komiyama, Hironobu Komiya, Tatsumi Yamazaki, Motoo Ueno, Osamu Nagayama, Ryuzo Kodama, Harutaka Fujita, Mikio Arisawa

Representative Directors

Osamu Nagayama

Motoo Ueno

Directors

Ryuzo Kodama

Dr. Tatsumi Yamazaki

Harutaka Fujita

Yasuo Maeno

Dr. Etsuro Ogata
Director Emeritus of The Cancer Institute Hospital of JFCR

Mitsuo Ohashi
Representative Director and Chairman of the Board of Directors, SHOWA DENKO K.K.

Abraham E. Cohen
Chairman of Chugai Pharma USA

Dr. Franz B. Humer
Chairman of the Board of Directors and Roche CEO

William M. Burns
Member of the Roche Executive Committee and CEO of the Pharmaceuticals Division

Prof. Dr. Jonathan K.C. Knowles
Member of the Roche Executive Committee and Head of Global Research

Dr. Erich Hunziker
Chief Financial Officer and Deputy Head of the Corporate Executive Committee of the Roche Group

Corporate Auditors

Takao Honma (full-time)

Motoo Saito (full-time)

Yasunori Fujii

Toshio Kobayashi

Executive Officers

Osamu Nagayama
President, CEO, COO

Motoo Ueno
Deputy President, Corporate Social Responsibility Technology & Production

Ryuzo Kodama
Executive Vice President, CFO, System & Corporate Communications

Dr. Tatsumi Yamazaki
Executive Vice President, Life Cycle Management, Development, Intellectual Property

Harutaka Fujita
Executive Vice President, Corporate Services and Human Resources

Tatsuro Kosaka
Senior Vice President, Head of Strategic Marketing Unit

Dr. Stefan M. Manth
Senior Vice President, Change Leader and Partner for Strategic Marketing

Dr. Hiroyuki Ohta
Senior Vice President, Head of MRA Unit

Hironobu Komiya
Senior Vice President, General Manager of Corporate Regulatory Compliance and Quality Assurance Div.

Dr. Mikio Arisawa
Senior Vice President, Research

Kazunori Komiyama
Senior Vice President, General Manager of Sales Div.

Satoshi Miki
Vice President, General Manager of Strategic Planning Dept.

Michiharu Abe
Vice President, Regulatory Science

Tatsuo Miyauchi
Vice President, General Manager of Research Div.

Shunji Yokoyama
Vice President, General Manager of Clinical Development Div.

Dr. Yasuhiro Tsuji
Vice President, President of Chugai Clinical Research Center Co., Ltd.

Dr. Hidetoshi Ushio
Vice President, General Manager of Drug Engineering Div.

Tomoyuki Nakayama
Vice President, General Manager of Pharmaceutical Production Div.

Naotaka Nakamura
Vice President, Deputy General Manager of Sales Div., Medical Business & Science, Product Research, Customer Relations

Yoichi Yamanaka
Vice President, Deputy General Manager of Sales Div., Wholesaler Business Planning

Katsuyori Kunii
Vice President, Branch Manager of Tokyo Branch 1

Tetsuo Minoura
Vice President, Branch Manager of Osaka Branch

Yoshiki Uchikura
Vice President, General Manager of International Div. & Department Manager of International Dept.

Shin-ya Unno
Vice President, General Manager of Corporate Planning Dept.

Yoshio Itaya
Vice President, General Manager of Finance & Accounting Dept.

Fumihiko Kamoshida
Vice President, General Manager of Legal & Compliance Dept.

Hirotaka Konno
Vice President, General Manager of Secretarial Dept.

Kotaro Miwa
Vice President, General Manager of Human Resources Management Dept.

Masaharu Unno
Vice President, General Manager of Human Capital Development Dept.

Yuichiro Onitsuka
Vice President, External Affairs

Dr. Eigoro Murayama
Vice President, Intellectual Property

FINANCIAL SECTION

	Millions of yen except per share amount and other statistics						Thousands of U.S. dollars
		Years ended December 31	Nine months ended December 31,			Years ended March 31	Year ended December 31,
	2005	2004	2003	2003	2002	2001	**2005**
Results for the year:							
Net sales	**¥327,155**	¥ 294,671	¥ 232,748	¥ 237,391	¥ 211,705	¥ 203,005	**$ 2,772,500**
Gross profit	**207,732**	183,563	149,207	158,006	146,743	140,959	**1,760,441**
Selling, general and administrative expenses	**78,505**	83,900	62,963	79,178	72,189	69,527	**665,297**
Research and development expenses	**50,058**	48,166	43,525	48,511	47,845	41,189	**424,220**
Operating income	**79,169**	51,497	42,719	30,317	26,709	30,243	**670,924**
Net income (loss)	**53,632**	34,117	28,446	(20,135)	14,598	15,500	**454,508**
Capital investments	**16,129**	9,865	11,819	17,815	14,292	9,689	**136,690**
Depreciation and amortization	**16,981**	14,383	10,514	14,905	12,939	14,408	**143,907**
Amounts per share (Yen and U.S. dollars):							
Net income (loss) -basic-	**¥ 97.00**	¥ 62.27	¥ 51.73	¥ (51.75)	¥ 57.93	¥ 61.70	**$ 0.82**
Cash dividends*3	**34.00**	18.00	13.00	16.00	16.00	16.00	**0.29**
Financial position at year-end:							
Total assets	**¥456,442**	¥ 411,449	¥ 405,197	¥ 425,301	¥ 349,226	¥ 340,174	**$ 3,868,153**
Property, plant and equipment, net	**79,460**	90,051	91,970	93,969	81,445	77,798	**673,390**
Long-term debt	**1,349**	5,167	10,750	11,968	26,269	66,279	**11,432**
Total shareholders' equity	**368,306**	320,847	296,717	277,254	200,779	190,257	**3,121,238**
Other statistics:							
Number of employees*4	**5,357**	5,327	5,680	5,774	4,964	4,931	

*1 In June 2003, the Company changed its fiscal year-end from March 31 to December 31. As a result of this change, the nine months ended December 31, 2003 are presented as a transitional period.

*2 The U.S. dollar amounts in the consolidated financial statements as of and for the year ended December 31, 2005 have been translated from Japanese yen amounts at ¥118=U.S. $1.00, the exchange rate prevailing on December 31, 2005.

*3 *Dividends per share for fiscal year 2005 include special dividends of ¥10 per share.*

*4 Number of employees includes employees seconded to companies outside the Group.

Note: The accompanying notes to the consolidated financial statements are an integral part of this summary.

Operating Environment and Chugai's Growth Strategy

During the period under review, the environment surrounding the pharmaceuticals industry remained extremely challenging while government medical cost reduction policies remained in place.

In this business climate, Chugai sought to increase its importance as a member of the Roche Group and endeavored to expedite product development, promote products in domestic and overseas markets, and implement marketing campaigns based on sound ethical and scientific principles that promote appropriate drugs use as well as customer confidence. As a result, Chugai was ranked fourth in the domestic prescription pharmaceutical market in 2005 and had a market share of 4.7%.

Net Sales


(Billions of yen)
400
300
200
100
0
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12

Consolidated Business Results of the Fiscal Year Under Review (January 1, 2005—December 31, 2005)

Net Sales

Net sales for the fiscal year amounted to ¥327.2 billion, a rise of 11.0% on the same period of the previous fiscal year.

Sales of our anti-influenza agent Tamiflu were far higher than expected due to a large-scale outbreak of influenza in February and March 2005 and the advent of the influenza season at the end of the year. A strong performance was also posted by the recombinant human erythropoietin Epogin, a mainstay product, and other products. Rituxan, an anti-CD20 monoclonal antibody, and Herceptin, a humanized anti-HER2 monoclonal antibody, have gained increasing recognition as standard therapies, and their sales exceeded those of the previous year. A further contribution to sales came from the rising market profile of the Evista osteoporosis treatment launched in May 2004.

Overseas sales, including exports, totaled ¥23.5 billion, a rise of 26.9% on the same period of the previous fiscal year. Overseas sales accounted for 7.2% of the Company sales total.

*The major products that constitute overseas sales are lenograstim (Neutrogin on the Japanese market), an agent for treating neutropenia, and nicorandil (Sigmart on the Japanese market), an anti-angina agent.

Overseas Sales and Ratio


(Billions of yen)
(%)
30
20
10
0
15
10
5
0
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12
Overseas sales (left)
Overseas sales to net sales (right)

Note: The decline in overseas sales for the fiscal year ended March 31, 2003, is mainly owing to the exclusion of Gen-Probe Incorporated from the scope of consolidation due to the capital reduction accompanied by the allocation of Gen Probe shares to shareholders.

Cost of sales

Cost of sales amounted to ¥119.4 billion with a ratio to net sales of 36.5%, compared with 37.7% at the same period the previous year. This was mainly due to the end of royalty payments for some products.

Cost of Sales and Ratio


(Billions of yen)
(%)
120
100
80
60
40
20
0
40
30
20
10
0
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12
Cost of sales (left)
Cost of sales to net sales (right)

Operating Income

Operating income for the fiscal year grew ¥27.7 billion (53.7% rise from the previous fiscal year), reaching ¥79.2 billion.

This was mainly due to the effect of higher sales (¥24.1 billion) and reducing selling, general and administrative expenses (¥3.5 billion).

The ratio of selling, general, and administrative expenses—excluding research and development expenses—to net sales was 24.0%, compared with 28.5% at the same period the previous year.

Research and development expenses amounted to ¥50.1 billion, and the ratio of these expenses to net sales was 15.3%. With efficient research and development activities fully utilizing the alliance with Roche, the ratio of research and development expenses to net sales has stabilized to below 20%.

Net Income

Net income for the fiscal year grew ¥19. 5 billion (57.2% rise from the previous fiscal year), reaching ¥53.6 billion.

The Company posted an extraordinary gain of ¥0.7 billion on the sale of such fixed assets as the Kagamiishi Plant and the land previously occupied by the Matsunaga Plant and milestone income of ¥1.7 billion from Roche related to the co-development of our in-house development product MRA, as well as a gain of ¥10.7 billion from the return of a portion of pension fund assets to the government. As for extraordinary losses, Chugai posted an impairment loss of ¥2.2 billion due to the closure of the Tsukuba Research Laboratory and expenses of ¥6.8 billion incurred due to the closure of offices such as those related to the restructuring of the manufacturing function.

Net income per share rose ¥34.73 to ¥97.00.

Principal non-consolidated and consolidated performance figures and the ratios between those figures are as follows:

(Billions of yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net sales	314.5	327.2	1.04
Operating income	72.0	79.2	1.10
Net income	51.4	53.6	1.04

SG&A and R&D Expenses


(Billions of yen)
(%)
200
150
100
50
0
80
60
40
20
0
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12
SG&A (left)
R&D expenses (left)
SG&A and R&D expenses to net sales (right)

Operating Income and Ratio


(Billions of yen)
(%)
80
60
40
20
0
25
20
15
10
5
0
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12
Operating income (left)
Operating income to net sales (right)

Net Income and ROE


(Billions of yen)
(%)
60
40
20
0
-20
-40
20.0
15.0
10.0
5.0
0
-5.0
-10.0
-15.0
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12
Net income (left)
ROE (right)

Financial Position and Cash Flow

Financial Position

At the end of the consolidated fiscal year, total assets stood at ¥456.4 billion, an increase of ¥45.0 billion year on year thanks to an increase in cash and deposits and accounts receivables on the back of higher sales. While accounts payable on equipment were up due to investing on a new solid formulation wing for the Fujieda Plant, and increased accounts payable to Roche, a decrease in reserves for employee retirement benefits from the return of a portion of pension fund assets to the government resulted in total liabilities of ¥86.4 billion, a decrease of ¥2.7 billion compared with the previous fiscal year-end.

Working capital (current assets less current liabilities) came to ¥250.0 billion, and the current ratio was 418.6%, reflecting the Company's sound financial position. Shareholders' equity totaled ¥368.3 billion, up ¥47.5 billion from the previous fiscal year-end, and the equity ratio was 80.7%, compared with 78.0% at the same period the previous year.

Cash Flow

Cash and cash equivalents at the end of the period under review amounted to ¥74.4 billion, up ¥17.0 billion from the same period the previous year.

Net cash provided by operating activities amounted to ¥64.7 billion, as the increase in full-year net profit before taxes due to higher sales more than compensated for the payment of corporate taxes.

Net cash used in investing activities totaled ¥35.5 billion, as spending on the acquisition of plant machinery, purchases of marketable securities, and other expenditures exceeded income generated from the sale of the Kagamiishi Plant.

Net cash used in financing activities amounted to ¥12.6 billion due to dividend payments and other factors.

Dividends

Our basic policy is to maintain stable dividend payments, and we aim to ensure a consolidated dividend payout ratio of 30% on average. The Company will pay year-end dividends of ¥22 per share, including a special dividend of ¥10 per share in response to shareholders' support of the Company.

Composition of Total Capital Employed


(Billions of yen)
(%)
500
400
300
200
100
0
100.0
80.0
60.0
40.0
20.0
0
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12

- Total capital employed (left)
- Ratio of total shareholders' equity to total capital employed (right)
- Total shareholders' equity (left)
- Interest-bearing debt (left)
- Other liabilities and minority interests (left)

Assets	Millions of yen December 31 2005	2004	Thousands of U.S. dollars (Note 4) December 31, 2005
Current assets:			
Cash and cash equivalents	¥ 74,381	¥ 57,381	$ 630,347
Marketable securities including short-term investments (Note 13)	68,646	39,937	581,746
Receivables:			
Trade notes	74	3,322	627
Trade accounts	118,800	101,363	1,006,780
Other	4,872	2,920	41,288
Reserve for doubtful accounts	(348)	(656)	(2,949)
Inventories (Note 5)	47,440	57,917	402,034
Deferred tax assets (Note 10)	12,794	9,993	108,424
Other	1,780	2,760	15,085
Total current assets	328,439	274,937	2,783,382
Property, plant and equipment, at cost:			
Land	9,942	10,703	84,254
Buildings and structures	97,258	104,096	824,220
Machinery and equipment	92,241	94,174	781,704
Construction in progress	7,514	10,017	63,678
	206,955	218,990	1,753,856
Accumulated depreciation (Note 6)	(127,495)	(128,939)	(1,080,466)
Property, plant and equipment, net	79,460	90,051	673,390
Investments and other assets:			
Investment securities (Note 13)	18,253	12,965	154,686
Unconsolidated subsidiaries and affiliates	299	299	2,534
Long-term loans	71	122	602
Lease deposits	4,794	3,565	40,627
Deferred tax assets (Note 10)	11,499	17,039	97,449
Other	13,627	12,471	115,483
Total investments and other assets	48,543	46,461	411,381
Total assets	¥ 456,442	¥ 411,449	$3,868,153

Liabilities and shareholders' equity	Millions of yen December 31 2005	2004	Thousands of U.S. dollars (Note 4) December 31, 2005
Current liabilities:			
Long-term debt due within one year (Note 7)	¥ —	¥ 1,000	$ —
Payables (Note 19):			
Trade notes	**6**	1	**51**
Trade accounts	**20,983**	19,164	**177,822**
Construction	**11,100**	3,260	**94,068**
Other	**2,367**	3,700	**20,059**
Income taxes payable (Note 10)	**18,821**	8,132	**159,500**
Deferred tax liabilities (Note 10)	**5**	4	**42**
Accrued liabilities	**19,950**	21,776	**169,068**
Other	**5,236**	6,319	**44,373**
Total current liabilities	**78,468**	63,356	**664,983**
Long-term liabilities:			
Long-term debt (Notes 7 and 19)	**1,349**	5,167	**11,432**
Deferred tax liabilities (Note 10)	**3**	3	**26**
Reserve for employees' retirement benefits (Note 11)	**6,103**	20,190	**51,720**
Reserve for officers' retirement benefits	**481**	393	**4,076**
Other	**39**	30	**331**
Total long-term liabilities	**7,975**	25,783	**67,585**
Minority interests in consolidated subsidiaries	**1,693**	1,463	**14,347**
Contingent liabilities (Note 17)			
Shareholders' equity (Notes 8, 20 and 21):			
Common stock, without par value:			
Authorized: 799,805,050 shares			
Issued:			
December 31, 2005 – 558,655,824 shares	**72,444**	—	**613,932**
December 31, 2004 – 555,004,964 shares	**—**	70,532	**—**
Additional paid-in capital	**92,296**	90,388	**782,169**
Retained earnings	**206,834**	164,855	**1,752,831**
Net unrealized holding gain on securities	**3,782**	2,405	**32,051**
Translation adjustments	**562**	284	**4,763**
Treasury stock, at cost:			
December 31, 2005 – 5,386,584 shares	**(7,612)**	—	**(64,508)**
December 31, 2004 – 5,400,239 shares	**—**	(7,617)	**—**
Total shareholders' equity	**368,306**	320,847	**3,121,238**
Total liabilities and shareholders' equity	**¥ 456,442**	¥ 411,449	**$3,868,153**

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen			Thousands of U.S. dollars (Note 4)
	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended December 31, 2005
Net sales	¥ 327,155	¥ 294,671	¥ 232,748	$2,772,500
Cost of sales (Note 19)	119,423	111,108	83,541	1,012,059
Gross profit	207,732	183,563	149,207	1,760,441
Selling, general and administrative expenses	78,505	83,900	62,963	665,297
Research and development expenses	50,058	48,166	43,525	424,220
Operating income	79,169	51,497	42,719	670,924
Other income (expenses):				
Interest and dividend income	642	515	423	5,441
Interest expense (Note 19)	(326)	(327)	(210)	(2,763)
Other (Note 9)	6,694	5,803	6,312	56,728
	7,010	5,991	6,525	59,406
Income before income taxes and minority interests	86,179	57,488	49,244	730,330
Income taxes (Note 10)	31,215	22,339	19,797	264,534
Minority interests	(1,332)	(1,032)	(1,001)	(11,288)
Net income (Note 20)	¥ 53,632	¥ 34,117	¥ 28,446	$ 454,508

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen			Thousands of U.S. dollars (Note 4)
	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended December 31, 2005
Common stock (Notes 7 and 8):				
Balance at beginning of period	¥ 70,532	¥ 68,237	¥ 68,215	$ 597,729
Add:				
Conversion of convertible bonds	708	790	22	6,000
Exercise of stock subscription rights	1,204	1,505	—	10,203
Balance at end of period	72,444	70,532	68,237	613,932
Additional paid-in capital (Notes 7 and 8):				
Balance at beginning of period	90,388	88,099	88,078	766,000
Add:				
Conversion of convertible bonds	705	787	21	5,974
Exercise of stock subscription rights	1,201	1,501	—	10,178
Gain on disposal of treasury stock	2	1	0	17
Balance at end of period	92,296	90,388	88,099	782,169
Retained earnings:				
Balance at beginning of period	164,855	144,062	120,114	1,397,076
Net income	53,632	34,117	28,446	454,509
Cash dividends	(11,559)	(12,021)	(4,405)	(97,958)
Decrease in retained earnings resulting from decrease in shareholding in a consolidated subsidiary	—	(1,213)	—	—
Other	(94)	(90)	(93)	(796)
Balance at end of period	206,834	164,855	144,062	1,752,831
Net unrealized holding gain on securities:				
Balance at beginning of period	2,405	2,341	1,025	20,381
Net change during period	1,377	64	1,316	11,670
Balance at end of period	3,782	2,405	2,341	32,051
Translation adjustments:				
Balance at beginning of period	284	(86)	(109)	2,407
Net change during period	278	370	23	2,356
Balance at end of period	562	284	(86)	4,763
Treasury stock, at cost:				
Balance at beginning of period	(7,617)	(5,936)	(69)	(64,550)
Net change during period	5	(1,681)	(5,867)	42
Balance at end of period	(7,612)	(7,617)	(5,936)	(64,508)
Total shareholders' equity	¥ 368,306	¥ 320,847	¥ 296,717	$3,121,238

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Number of shares of common stock:			
Balance at beginning of period	555,004,964	550,691,219	550,633,518
Add:			
Conversion of convertible bonds (Notes 7 and 8)	1,854,408	2,068,178	57,701
Exercise of stock subscription rights	1,796,452	2,245,567	—
Balance at end of period	558,655,824	555,004,964	550,691,219

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen			Thousands of U.S. dollars (Note 4)
	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended December 31, 2005
Cash flows from operating activities				
Income before income taxes and minority interests	**¥ 86,179**	¥ 57,488	¥ 49,244	**$ 730,331**
Depreciation and amortization	**16,981**	14,383	10,514	**143,907**
Loss on impairment of fixed assets (Note 9)	**2,194**	—	—	**18,593**
Decrease in reserve for employees' retirement benefits	**(14,082)**	(19,369)	(2,749)	**(119,339)**
Interest and dividend income	**(642)**	(515)	(423)	**(5,441)**
Interest expense	**326**	327	210	**2,763**
Loss on disposal of fixed assets	**327**	450	397	**2,771**
Gain on sales of fixed assets	**(803)**	(124)	(3,467)	**(6,805)**
Loss (gain) on sales and devaluation of investment securities	**206**	(67)	(1,276)	**1,746**
(Increase) decrease in notes and accounts receivable	**(14,135)**	8,781	(16,175)	**(119,788)**
Decrease (increase) in inventories	**10,527**	(4,665)	(12,364)	**89,212**
Increase (decrease) in notes and accounts payable	**1,795**	(1,245)	3,654	**15,212**
(Decrease) increase in accrued consumption tax	**(560)**	2,228	(1,430)	**(4,746)**
Other	**(4,182)**	(1,064)	(9,491)	**(35,441)**
Subtotal	**84,131**	56,608	16,644	**712,975**
Interest and dividends received	**583**	515	423	**4,941**
Interest paid	**(298)**	(338)	(215)	**(2,526)**
Income taxes paid	**(19,753)**	(10,947)	(53,647)	**(167,398)**
Income taxes refunded	**—**	5,657	—	**—**
Net cash provided by (used in) operating activities	**64,663**	51,495	(36,795)	**547,992**
Cash flows from investing activities				
Purchases of marketable securities	**(123,097)**	(84,002)	(40,896)	**(1,043,195)**
Proceeds from sales of marketable securities	**93,906**	85,897	62,397	**795,814**
Purchases of investment securities	**(3,133)**	(8,093)	(1,802)	**(26,551)**
Proceeds from sales of investment securities	**393**	1,248	3,893	**3,330**
Purchases of fixed assets	**(9,102)**	(11,746)	(15,973)	**(77,136)**
Proceeds from sales of fixed assets	**5,473**	1,427	7,242	**46,381**
Net decrease (increase) in short-term loans	**—**	5	(5)	**—**
Net decrease in long-term loans	**71**	53	6	**602**
Additional acquisition of shares of consolidated subsidiaries	**—**	—	(448)	**—**
Proceeds from sales of subsidiary's stock resulting in change in scope of consolidation	**29**	—	—	**246**
Net cash (used in) provided by investing activities	**(35,460)**	(15,211)	14,414	**(300,509)**
Cash flows from financing activities				
Net decrease in long-term debt	**(1,000)**	(11)	(1,302)	**(8,475)**
Redemption of bonds	**(0)**	(0)	(0)	**(0)**
Net decrease (increase) in treasury stock	**5**	(1,680)	(5,867)	**42**
Cash dividends paid	**(11,559)**	(12,021)	(4,405)	**(97,958)**
Cash dividends paid to minority shareholders	**(3)**	(6)	(8)	**(25)**
Net cash used in financing activities	**(12,557)**	(13,718)	(11,582)	**(106,416)**
Effect of exchange rate changes on cash and cash equivalents	**354**	170	(333)	**3,000**
Net increase (decrease) in cash and cash equivalents	**17,000**	22,736	(34,296)	**144,067**
Cash and cash equivalents at beginning of period	**57,381**	36,226	70,593	**486,280**
Decrease resulting from exclusion of subsidiaries from consolidation (Note 18)	**—**	(1,581)	(71)	**—**
Cash and cash equivalents at end of period	**¥ 74,381**	¥ 57,381	¥ 36,226	**$ 630,347**

The accompanying notes are an integral part of these consolidated financial statements.

1. Basis of Financial Statements

Chugai Pharmaceutical Co., Ltd. (the "Company") and its domestic consolidated subsidiaries maintain their books of account in accordance with accounting principles generally accepted in Japan, and its overseas subsidiaries maintain their books of account in conformity with those of their countries of domicile.

The accompanying consolidated financial statements of the Company and consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and have been compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. Certain modifications of, and reclassifications to, the presentation of the accompanying financial statements, including the presentation of statements of shareholders' equity, have been made to facilitate understanding by readers outside Japan.

In 2003, the Company changed its financial year end from March 31 to December 31 in order to adopt the F. Hoffmann-La Roche Ltd. ("Roche") calendar-based fiscal year as a member of the Roche Group. This change was approved by the shareholders of the Company at its annual general meeting held on June 25, 2003.

2. Significant Accounting Policies

(a) Basis of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and significant companies which it controls directly or indirectly. All significant intercompany accounts and transactions have been eliminated in consolidation.

The excess of cost over net assets acquired with respect to the consolidated subsidiaries is amortized on a straight-line basis over a period of twenty years or amortized fully when acquired if the amount is immaterial.

Investments in companies which are not consolidated or accounted for by the equity method are carried at cost or less. Where there has been a permanent decline in the value of such investments, the Company has written them down.

(b) Foreign currency translation

The revenue and expense accounts of the overseas consolidated subsidiaries and their balance sheet accounts, except for the components of shareholders' equity, are translated into yen at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity.

(c) Cash equivalents

Cash equivalents consist principally of cash in banks, money market funds and highly liquid investments with maturities of three months or less when purchased.

(d) Inventories

Inventories other than work in process are stated at cost determined principally by the average cost method. Work in process is stated at cost determined principally by the first-in, first-out method.

(e) Depreciation

Depreciation of property, plant and equipment is calculated primarily by the declining-balance method at rates based on the estimated useful lives of the respective assets.

(f) Leases

Non-cancelable leases are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that leases which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(g) Securities

Securities other than equity securities issued by subsidiaries and affiliates are classified into three categories: trading, held-to-maturity and other securities. Trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. If the value of the marketable securities classified as other securities has declined significantly, such securities are written down to fair value thus establishing a new cost basis, and the amount of each write-down is charged to income as an impairment loss unless the fair value is deemed to be recoverable.

(h) Retirement benefits

The reserve for employees' retirement benefits is stated at the amount required to cover the liability as of the balance sheet date and is based on the Company's estimate of its liability for retirement benefits and its pension fund assets as of the balance sheet date.

The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the employees.

Prior service cost is being amortized as incurred by the declining-balance method over a period of 10 years which is shorter than the average remaining years of service of the participants in the plans.

Actuarial gain and loss are amortized in the years following the year in which the gain or loss is recognized by the declining-balance method over a period of 10 years which is shorter than the average remaining years of service of the participants in the plans.

See Note 11 for the method of accounting for the separation of the substitutional portion from the corporate portion of the retirement

benefit obligation under the Welfare Pension Fund Plan.

Directors and corporate auditors are not covered by the retirement benefit plans referred to above. However, the liability for their retirement benefits is calculated based on management's estimate of the amounts which would be payable if these corporate officers resigned their offices as of the balance sheet date. Amounts payable to directors and corporate auditors upon retirement are subject to the approval of the shareholders.

(i) Research and development expenses

Research and development expenses are charged to income when incurred.

(j) Income taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the statutory tax rates which will be in effect when the differences are expected to be reversed.

(k) Derivative financial instruments

The Company has entered into various derivatives positions in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates and interest rates. Derivatives are carried at fair value with any changes in unrealized gain or loss charged or credited to income.

(l) Appropriation of retained earnings

Under the Commercial Code of Japan (the "Code"), the appropriation of retained earnings with respect to a given financial period is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial period. The accounts for that period do not, therefore, reflect such appropriations. Refer to Note 21.

(m) Reclassifications

Certain amounts in the prior year's financial statements have been reclassified to conform to the presentation for the year ended December 31, 2005. These changes had no impact on the previously reported results of operations or on shareholders' equity.

3. Accounting Change

Effective January 1, 2005, the Company and its domestic consolidated subsidiaries have implemented an early adoption of a new accounting standard for the impairment of fixed assets which requires that tangible and intangible fixed assets be carried at cost less depreciation, and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

As a result of the adoption of this new accounting standard, a loss on impairment of property, plant and equipment in the amount of ¥2,194 million ($18,593 thousand) was recognized and income before income taxes and minority interests decreased by the same amount for the year ended December 31, 2005 as compared with the corresponding amount under the previous method.

4. U.S. Dollar Amounts

The U.S. dollar amounts in the consolidated financial statements as of and for the year ended December 31, 2005 have been translated from Japanese yen amounts at ¥118=U.S. $1.00, the exchange rate prevailing on December 31, 2005. This translation is presented for convenience only and should not be construed as a representation that Japanese yen have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rate.

5. Inventories

Inventories at December 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	December 31		December 31,
	2005	2004	2005
Finished products	¥ 23,353	¥ 34,177	$ 197,907
Work in process and semifinished products	12,343	12,437	104,602
Raw materials and supplies	11,744	11,303	99,525
	¥ 47,440	¥ 57,917	$ 402,034

6. Depreciation

Depreciation of property, plant and equipment for the years ended December 31, 2005 and 2004 and the nine months ended December 31, 2003 amounted to ¥10,402 million ($88,153 thousand), ¥12,142 million and ¥9,239 million, respectively.

7. Short-Term Bank Loans and Long-Term Debt

The Company had no short-term bank loans as of December 31, 2005 and 2004.

Long-term debt at December 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	December 31		December 31,
	2005	2004	2005
1.05% unsecured convertible bonds due 2008	¥ **447**	¥ 1,861	$ **3,788**
0.8969% unsecured bonds with undetachable stock subscription rights due 2008	**902**	3,306	**7,644**
Unsecured loans from a financial institution bearing interest at 3.62% due 2005	—	1,000	—
	1,349	6,167	**11,432**
Amounts due within one year	—	(1,000)	—
	¥ **1,349**	¥ 5,167	$ **11,432**

The conversion price and period of the convertible bonds are summarized as follows:

	Conversion price per share at December 31, 2005	Conversion period (up to and including)
1.05% unsecured convertible bonds due 2008	¥ **762.50**	September 29, 2008

The undetachable stock subscription rights issued with the 0.8969% unsecured bonds due 2008 entitle the holders to subscribe for shares of common stock of the Company at ¥1,338.5108 per share from October 1, 2002 to September 29, 2008.

Under the terms of the related indentures, trust deeds and stock subscription right agreements, the conversion and exercise prices are subject to adjustment in certain cases which include stock splits. Sufficient shares of common stock are reserved for the conversion of all outstanding convertible bonds and the exercise of all stock subscription right.

All long-term debt outstanding at December 31, 2005 mature in 2008.

The Company has entered into loan commitment agreements amounting to ¥30,000 million ($254,237 thousand) with 13 banks. There were no loans payable outstanding at December 31, 2005 under these agreements.

8. Legal Reserve and Additional Paid-in Capital

In accordance with the Commercial Code of Japan (the "Code"), the Company has provided a legal reserve, which is included in retained earnings. The Code provides that an amount equal to at least 10% of the total amount disbursed as distributions of earnings be appropriated to the legal reserve until the sum of the legal reserve and additional paid-in capital equals 25% of the common stock account.

The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Code also provides that, to the extent that the sum of additional paid-in capital and the legal reserve exceeds 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders.

9. Other Income (Expenses)

The components of "Other" in "Other income (expenses)" for the year ended December 31, 2005, the year ended December 31, 2004 and the nine months ended December 31, 2003 were as follows:

		Millions of yen		Thousands of U.S. dollars
	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended December 31, 2005
Gain on the return of substituted portion of Welfare Pension Fund Plan (Note 11)	¥ 10,718	¥ —	¥ —	$ 90,830
Loss on impairment of fixed assets (Note 16)	(2,194)	—	—	(18,593)
Milestone royalty payments made by Roche	1,667	—	3,294	14,127
Gain on sales of fixed assets	723	—	—	6,127
Loss on disposal of fixed assets	(327)	(450)	(397)	(2,771)
Gain on disposition of land, buildings and structures at the Takada Research Laboratory	—	—	3,467	—
Loss on disposition of equipment and environmental recovery costs under termination activities	(6,827)	(2,094)	(2,777)	(57,856)
Gain on sales of investment securities	—	—	1,313	—
Gain on the transfer of nonprescription products business (*)	—	9,337	—	—
Gain on termination of defined benefit pension plan (Note 11)	—	2,496	—	—
Additional lump-sum payments for early retirement program	—	(4,242)	—	—
Other	2,934	756	1,412	24,864
	¥ 6,694	¥ 5,803	¥ 6,312	$ 56,728

(*)This resulted from the transfer of nonprescription products business to Lion Corporation, and transfer of insecticide manufacturing business of the Company's wholly-owned subsidiary Eiko Kasei Co., Ltd. to Lion Packaging Co., Ltd., a wholly-owned subsidiary of Lion Corporation.

10. Income Taxes

Income taxes in Japan applicable to the Company and its consolidated subsidiaries consist of corporation tax, inhabitants' taxes, and enterprise tax. The approximate aggregate statutory tax rate was 40.4% for years ended December 31, 2005 and 2004, and 41.5% for the nine months ended December 31, 2003. Income taxes for the years ended December 31, 2005 and 2004 and the nine months ended December 31, 2003 consisted of the following:

		Millions of yen		Thousands of U.S. dollars
	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended December 31, 2005
Income taxes:				
Current	¥ 29,779	¥ 18,824	¥ 16,533	$ 252,364
Deferred	1,436	3,515	3,264	12,170
	¥ 31,215	¥ 22,339	¥ 19,797	$ 264,534

The significant components of deferred tax assets and liabilities at December 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	December 31		December 31,
	2005	2004	2005
Deferred tax assets:			
Reserve for employees' retirement benefits	¥ 6,361	¥ 11,676	$ 53,907
Amortization of deferred charges	2,984	4,008	25,288
Enterprise tax payable	1,468	755	12,441
Prepaid expenses	3,077	2,531	26,076
Reserve for bonuses to employees	1,831	1,553	15,517
Other	11,860	8,933	100,508
Subtotal	27,581	29,456	233,737
Amounts offset by deferred tax liabilities	(3,288)	(2,424)	(27,864)
Deferred tax assets, net	¥ 24,293	¥ 27,032	$ 205,873
Deferred tax liabilities:			
Unrealized gain on securities	¥ 2,560	¥ 1,633	$ 21,695
Deferred gain on sales of properties for tax purposes	728	794	6,169
Other	8	4	68
Subtotal	3,296	2,431	27,932
Amounts offset by deferred tax assets	(3,288)	(2,424)	(27,864)
Deferred tax liabilities	¥ 8	¥ 7	$ 68

Disclosure of a reconciliation of statutory and effective tax rates for the year ended December 31, 2004 and the nine months ended December 31, 2003 have been omitted as the differences between the statutory tax rates and effective tax rates were immaterial.

A reconciliation of the statutory and effective tax rates for the year ended December 31, 2005 is summarized as follows:

	Year ended December 31, 2005
Statutory tax rate	40.4%
Permanently non-deductible expenses for tax purposes such as entertainment expenses	1.6
Permanently non-taxable income such as dividend income	(0.5)
Inhabitants' per capita taxes	0.1
Different tax rates applied for overseas subsidiaries	(0.5)
Tax credit for research and development costs	(5.0)
Other	0.0
Effective tax rate	36.2%

11. Retirement Benefits

(a) Overview of retirement benefits

The Company has various retirement benefit plans, which consist of defined benefit plans and a lump-sum payment plan. In addition, the Company has defined contribution pension plans. The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

Certain employees may be entitled to additional special retirement benefits (which have not been provided for) based on the conditions under which termination occurs.

Effective October 1, 2004, the transition from a tax-qualified pension plan to a defined contribution pension plan and a prepaid retirement allowance plan was made pursuant to the enactment of the Defined Contribution Pension Law. Upon this change, the reserve for employees' retirement benefits was reduced by ¥2,496 million and recognized as gain on termination.

In December 2004, an employee retirement benefit trust of ¥10,000 million was set up to fund the lump-sum payment plan.

(b) Retirement benefit obligation

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of December 31, 2005 and 2004 for the Company's and the consolidated subsidiaries' defined benefit plans:

	Millions of yen		Thousands of U.S. dollars
	December 31		December 31,
	2005	2004	2005
Retirement benefit obligation	¥ (59,647)	¥ (77,829)	$ (505,483)
Plan assets at fair value	62,035	64,284	525,720
Unfunded retirement benefit obligation	2,388	(13,545)	20,237
Unrecognized prior service cost	(4,642)	(7,741)	(39,339)
Unrecognized plan assets	(2,328)	—	(19,279)
Unrecognized actuarial gain or loss	(1,225)	1,391	(10,381)
Net amount recorded in the consolidated balance sheets	(5,807)	(19,895)	(49,212)
Prepaid pension expense	296	295	2,508
Reserve for employees' retirement benefits	¥ (6,103)	¥ (20,190)	$ (51,720)

(*) On October 7,2004, the Company received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the obligation for benefits related to future employee services under the substitutional portion of the Welfare Pension Fund Plan (WPFP).Subsequently, the Company received approval for its application for exemption from the obligation for benefits related to past employee services under the substitutional portion on August 1, 2005 and returned the related plan assets to the Japanese government on November 16, 2005. In accordance with "Practical Guidelines for Accounting for Retirement Benefits", the Company accounted for the separation of the substitutional portion from the corporate portion under its WPFP as of the date when the transfer of the substitutional portion of the benefit obligation and the related pension plan assets to the Japanese government was completed. As a result, a gain of ¥10,718 million ($90,830 thousand) was recognized for the year ended December 31, 2005.

(c) Retirement benefit expenses

	Millions of yen			Thousands of U.S. dollars
	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended December 31, 2005
Service cost (*)	¥ 2,321	¥ 3,887	¥ 3,074	$ 19,670
Interest expense	1,468	1,741	1,558	12,441
Expected return on pension plan assets	(1,314)	(1,019)	(618)	(11,136)
Amortization of actuarial loss	179	345	137	1,517
Amortization of prior service costs	(1,433)	(524)	(117)	(12,144)
Additional retirement benefits paid	—	7,678	11	—
Contribution payment to a defined contribution pension plan	607	150	—	5,144
Total retirement benefit expenses	1,828	12,258	4,045	15,492
Gain on the return of substitutional portion of welfare pension plan	10,718	—	—	90,830
Total	¥ (8,890)	¥ 12,258	¥ 4,045	$ (75,338)

(*) The participants' contributions to the WPFP have been deducted from the amounts presented for the year ended December 31, 2004 and the nine months ended December 31, 2003.

(d) The assumptions and policies adopted in accounting for the retirement benefit plans are summarized as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
(1) Discount rate:	**2.0%**	2.0%	2.0% (at the beginning of the current fiscal year, the rate applied was 2.5%)
(2) Expected rate of return on plan assets:	**2.0%**	2.0%	2.0% (*)

(*) However, in respect of the life insurance company's portion of the retirement benefit plan assets, the rate of return guaranteed at the signing of the contract was approximately 5.5% and this rate has been utilized in calculating the overall expected rate of return on the retirement benefit plan assets.

12. Leases

The Company holds certain machinery and equipment under finance leases which do not transfer the ownership to the lessee. These leases are not capitalized, but are accounted for as operating leases. If the leases had been capitalized, the acquisition costs, accumulated depreciation and net book value of the leased assets at December 31, 2005 and 2004 would have been as follows:

December 31, 2005	Millions of yen			Thousands of U.S. dollars		
	Machinery	Equipment	Total	Machinery	Equipment	Total
Acquisition costs	**¥ 75**	**¥ 2,539**	**¥ 2,614**	**$ 636**	**$ 21,517**	**$ 22,153**
Accumulated depreciation	**26**	**1,404**	**1,430**	**221**	**11,898**	**12,119**
Net book value	**¥ 49**	**¥ 1,135**	**¥ 1,184**	**$ 415**	**$ 9,619**	**$ 10,034**

December 31, 2004	Millions of yen		
	Machinery	Equipment	Total
Acquisition costs	¥ 70	¥ 2,376	¥ 2,446
Accumulated depreciation	13	1,018	1,031
Net book value	¥ 57	¥ 1,358	¥ 1,415

Rental expenses, primarily for office space and equipment, amounted to ¥3,834 million ($32,492 thousand), ¥5,748 million and ¥4,514 million for the years ended December 31, 2005 and 2004 and the nine months ended December 31, 2003, respectively.

Lease payments relating to finance leases accounted for as operating leases included in the above figures totaled ¥604 million ($5,119 thousand), ¥558 million and ¥320 million for the years ended December 31, 2005 and 2004 and the nine months ended December 31, 2003, respectively, which are equal to the depreciation expense of the leased assets computed by the straight-line method over the respective lease terms. Future minimum lease payments subsequent to December 31, 2005 for finance leases accounted for as operating leases are summarized as follows:

Years ending December 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 491	$ 4,161
2007 and thereafter	693	5,873
	¥ 1,184	$ 10,034

13. Securities

Securities consisted of marketable securities and non-marketable securities classified as other securities. The acquisition cost, carrying value and unrealized gain (loss) on marketable securities at December 31, 2005 and 2004 are summarized by type of security as follows:

(a) Other securities with determinable market value

December 31, 2005	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying value	Unrealized gain (loss)	Acquisition cost	Carrying value	Unrealized gain (loss)
(1) Securities whose carrying value exceeds their acquisition cost:						
Stocks	¥ 3,273	¥ 9,523	¥ 6,250	$ 27,737	$ 80,703	$ 52,966
Bonds	18,565	18,580	15	157,331	157,457	126
Other	15,989	16,077	88	135,500	136,246	746
Subtotal	37,827	44,180	6,353	320,568	374,406	53,838
(2) Securities whose carrying value does not exceed their acquisition cost:						
Bonds	42,209	42,198	(11)	357,703	357,610	(93)
Subtotal	42,209	42,198	(11)	357,703	357,610	(93)
Total	¥ 80,036	¥ 86,378	¥ 6,342	$ 678,271	$ 732,016	$ 53,745

December 31, 2004	Millions of yen		
	Acquisition cost	Carrying value	Unrealized gain (loss)
(1) Securities whose carrying value exceeds their acquisition cost:			
Stocks	¥ 3,372	¥ 7,404	¥ 4,032
Bonds	15,836	15,845	9
Other	989	999	10
Subtotal	20,197	24,248	4,051
(2) Securities whose carrying value does not exceed their acquisition cost:			
Stocks	12	3	(9)
Bonds	28,099	28,095	(4)
Subtotal	28,111	28,098	(13)
Total	¥ 48,308	¥ 52,346	¥ 4,038

(b) Sales of securities classified as other securities

The sales and aggregate gain and loss on sales of securities classified as other securities for the year ended December 31, 2005, the year ended December 31, 2004, and the nine months ended December 31 are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended December 31, 2005
Sales proceeds	¥ 361	¥ 1,251	¥ 5,304	$ 3,059
Gain	247	271	1,313	2,093
Loss	(23)	(161)	(26)	(195)

(c) Other securities without determinable market value

	Millions of yen		Thousands of U.S. dollars
	December 31		December 31,
	2005	2004	2005
Other securities:			
Unlisted securities, except for those traded on the OTC market and other	¥ 521	¥ 556	$ 4,416

(d) The schedule for redemption of other securities with maturity dates is summarized as follows:

December 31, 2005	Millions of yen		Thousands of U.S. dollars	
	Due in one year or less	Due after one year through five years	Due in one year or less	Due after one year through five years
Other securities with maturity dates:				
Government bonds	¥ 5,000	¥ —	$ 42,373	$ —
Corporate bonds	30,570	8,210	259,068	69,576
Other	33,076	—	280,305	—
Total	¥ 68,646	¥ 8,210	$ 581,746	$ 69,576

December 31, 2004	Millions of yen	
	Due in one year or less	Due after one year through five years
Other securities with maturity dates:		
Corporate bonds	¥ 22,939	¥ 5,002
Other	16,998	—
Total	¥ 39,937	¥ 5,002

14. Derivatives

The Company utilizes derivative financial instruments such as forward foreign exchange contracts, currency swaps and interest-rate swaps for the purpose of hedging its market risk, but does not enter into such transactions for speculative trading purposes.

The Company is exposed to certain market risk arising from the forward foreign exchange contracts and swap agreements referred to above. The Company is also exposed to the risk of a credit loss in the event of non-performance by its counterparties to these derivatives positions; however, the Company does not anticipate non-performance by any of the counterparties, all of whom are financial institutions with high credit ratings.

The Company enters into these derivatives positions in accordance with the policies and strategies established by management. Routine operations involving derivatives transactions are subject to strict oversight by management.

The contract amounts of the financial derivatives in the following tables are nominal amounts or notional principal amounts and thus do not fully reflect the potential risk associated with these derivatives positions.

Summarized below are the notional amounts and the estimated fair value of the open derivatives positions at December 31, 2005 and 2004:

(a) Currency-related transactions

December 31, 2005	Millions of yen			Thousands of U.S. dollars		
	Notional amounts	Fair value	Unrealized gain	Notional amounts	Fair value	Unrealized gain
Forward foreign exchange contracts						
Buy:						
Swiss francs	¥ 13,941	¥ 14,015	¥ 73	$ 118,144	$ 118,771	$ 619
Total			¥ 73			$ 619

December 31, 2004	Millions of yen		
	Notional amounts	Fair value	Unrealized gain
Currency swaps:			
Euro/yen	¥ 1,000	¥ 35	¥ 35
Total			¥ 35

(b) Interest-related transactions

December 31, 2005	Millions of yen Notional amounts	Fair value	Unrealized gain (loss)	Thousands of U.S. dollars Notional amounts	Fair value	Unrealized gain (loss)
Interest-rate swaps:						
Receive/floating and pay/fixed	¥ 5,000	¥ (187)	¥ (187)	$ 42,373	$ (1,585)	$ (1,585)
Receive/fixed and pay/floating	5,000	191	191	42,373	1,619	1,619
Total			¥ 4			$ 34

December 31, 2004	Millions of yen Notional amounts	Fair value	Unrealized gain (loss)
Interest-rate swaps:			
Receive/floating and pay/fixed	¥ 5,000	¥ (311)	¥ (311)
Receive/fixed and pay/floating	5,000	318	318
Total			¥ 7

15. Segment Information

The Company and its consolidated subsidiaries are engaged principally in the manufacture and sales of pharmaceutical products in Japan and overseas.

Business segments

As the company and its subsidiaries have single business segment of pharmaceutical business in the year ended 31, 2005 because of the transfer of non-pharmaceutical business in the year ended 31, 2004, and as net sales, operation income and total assets of the non-pharmaceutical segments constituted less than 10% of the consolidated totals for the year ended December 31 and the nine months ended December 31, 2003, the disclosure of business segment information has been omitted.

Geographical segments

As net sales and total assets of the overseas consolidated subsidiaries constituted less than 10% of the consolidated totals for years ended December 31, 2005 and 2004 and the nine months ended December 31, 2003, the disclosure of geographical segment information has been omitted.

Overseas sales

As overseas sales constituted less than 10% of the consolidated sales for the years ended December 31, 2005 and 2004 and the nine months ended December 31, 2003, the disclosure of overseas sales information has been omitted.

16. Loss on Impairment of Fixed Assets

The Company and its domestic consolidated subsidiaries determined that substantially the entire business constitutes a single cash generating unit since the Company and its consolidated subsidiaries are engaged principally in the manufacture and sales of pharmaceutical products. However, the Company and its domestic subsidiaries determine whether an asset is impaired on an individual asset basis if the asset is considered idle or to be disposed of.

The Company and its domestic consolidated subsidiaries have recognized an impairment loss in the amount of ¥2,194 million ($18,593 thousand) on idle assets and assets to be disposed of by reducing their book value to the respective net realizable value of each asset for the year ended December 31, 2005. Such loss consisted of losses on land in the amount of ¥360 million ($3,051 thousand) and building and structures in the amount of ¥1,834 million ($15,542 thousand).

17. Contingent Liabilities

At December 31, 2005 and 2004, the Company was contingently liable as guarantor of loan obligations of ¥811 million ($6,873 thousand) and ¥978 million in the aggregate, respectively, for its employees' housing loans.

18. Supplementary Cash Flow Information

The following is a summary of the assets of Chugai Pharmaceutical Co., Ltd. and Eiko Kasei Co., Ltd. which were transferred to Lion Corporation and Lion Packaging Co., Ltd.:

December 31, 2004	Millions of yen
Current assets	¥ 2,044
Noncurrent assets	257
Total assets	2,301

Significant non-cash transactions are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003	**Year ended December 31, 2005**
Decrease in convertible bonds resulting from conversion	**¥ 1,414**	¥ 1,577	¥ 43	**$ 11,983**
Decrease in bonds with stock subscription rights resulting from exercise	**¥ 2,405**	¥ 3,006	¥ —	**$ 20,381**

19. Related Party Transactions

The Company is substantively a 50.6%-owned consolidated subsidiary of Roche Pharmholding B.V. (the parent company). The parent company is indirectly owned by Roche Holding Ltd. (Roche Holding). The Company principally purchases raw materials from F. Hoffmann-La Roche Ltd. (Roche), a consolidated subsidiary of Roche Holding.

Significant balances at December 31, 2005 and 2004 and transactions for the years ended December 31, 2005 and 2004 and the nine months ended December 31, 2003 with related parties are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	December 31		**December 31,**
	2005	2004	**2005**
Balances:			
The parent company:			
Bonds with stock subscription rights	**¥ 902**	¥ 3,306	**$ 7,644**
Other payables	**2**	7	**17**
Roche:			
Trade payables	**¥ 14,126**	¥ 11,379	**$ 119,712**

	Millions of yen			Thousands of U.S. dollars
	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003	**Year ended December 31, 2005**
Transactions:				
The parent company:				
Interest expense on bonds	**¥ 20**	¥ 49	¥ 43	**$ 169**
Roche:				
Purchases of raw materials	**¥ 40,440**	¥ 43,518	¥ 35,523	**$ 342,712**

20. Amounts Per Share

	Yen			U.S. dollars
	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended December 31, 2005
Net income:				
Basic	¥ **97.00**	¥ 62.27	¥ 51.73	$ **0.82**
Diluted	**96.33**	61.34	50.94	**0.82**

	Yen		U.S. dollars
	December 31		December 31,
	2005	2004	2005
Net assets	¥ **665.29**	¥ 583.61	$ **5.64**

Basic net income per share is computed based on the net income available for distribution to shareholders of common stock and the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share is computed based on the net income available for distribution to the shareholders and the weighted-average number of shares of common stock outstanding each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds, and the exercise of stock subscription rights and stock options. The potential dilutive impact of 4,062,969 shares and 9,081,829 shares of common stock have been included in the computation of the weighted-average number of shares for the years ended December 31, 2005 and 2004, respectively.

Net assets per share are based on the number of shares of common stock outstanding at each balance sheet date.

21. Subsequent Event

The following appropriations of retained earnings, which have not been reflected in the accompanying consolidated financial statements for the year ended December 31, 2005, were approved at a general meeting of the shareholders of the Company held on March 23, 2006:

	Millions of yen	Thousands of U.S. dollars
Cash dividends	¥ 12,172	$ 103,153
Bonuses to directors	222	1,881

ERNST & YOUNG SHINNIHON

■ Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

■ Tel: 03 3503 1191
Fax: 03 3503 1277

Report of Independent Auditors

The Board of Directors
Chugai Pharmaceutical Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 2005 and 2004 and the nine months ended December 31, 2003, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years ended December 31, 2005 and 2004 and the nine months ended December 31, 2003 in conformity with accounting principles generally accepted in Japan.

Supplemental Information:

As disclosed in Note 3, effective January 1, 2005, the Company and its domestic consolidated subsidiaries implemented an early adoption of a new accounting standard for impairment of fixed assets.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended December 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 4 to the consolidated financial statements.

Ernst & Young ShinNihon

March 23, 2006

A MEMBER OF ERNST & YOUNG GLOBAL

FACTS AND FIGURES

Operating Results (Consolidated Basis)

(Millions of yen)	Years ended December 31		Nine months ended December 31	Years ended March 31	
	2005	2004	2003	2003	2002
Net Sales:	**327,155**	294,671	232,748	237,391	211,705
Prescription pharmaceuticals	**327,155**	278,485	218,158	217,298	165,140
Nonprescription products	—	16,186	14,590	19,915	22,877
Diagnostic products	—	—	—	178	18,691
Other	—	—	—	—	4,997
Overseas sales	**23,455**	18,480	16,751	15,448	29,113
Rate of increase in net sales (%)	**13.0**	—	—	12.1	4.3
Income before income taxes and minority interests	**86,179**	57,488	49,244	6,860	26,293
Income before income taxes and minority interests to net sales (%)	**26.3**	19.5	21.2	2.9	12.4
Net income (loss)	**53,632**	34,117	28,446	(20,135)	14,598
Net income (loss) to net sales (%)	**16.4**	11.6	12.2	(8.5)	6.9

Net Sales by Product Category


(Billions of yen)
400
300
200
100
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
Prescription pharmaceuticals
Nonprescription products
Diagnostic products
Other

Income before Income Taxes and Minority Interests / Income before Income Taxes and Minority Interests to Net Sales


(Billions of yen)
(%)
100
75
50
25
0
40
30
20
10
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
Income before income taxes and minority interests (left)
Income before income taxes and minority interests to net sales (%) (right)

Net Income (Loss) / Net Income (Loss) to Net Sales


(Billions of yen)
(%)
80
60
40
20
0
-20
-40
20
15
10
5
0
-5
-10
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
Net income (loss) (left)
Net income (loss) to net sales (%) (right)

Per Share Data (Consolidated Basis)

(Yen)	Years ended December 31		Nine months ended December 31	Years ended March 31	
	2005	2004	2003	2003	2002
Net income (loss) per share (basic)	**97.00**	62.27	51.73	(51.75)	57.93
Net income per share (diluted)	**96.33**	61.34	50.94	—	49.09
Shareholders' equity per share	**665.29**	583.61	542.96	503.41	796.67
Cash dividends per share	**34.00**	18.00	13.00	16.00	16.00
Payout ratio (%)	**36.6**	30.1	26.3	—	29.2

Note: Cash dividends per share are calculated on an unconsolidated basis.

Net Income (Loss) per Share (Basic) / Net Income per Share (Diluted)


(Yen)
100
80
60
40
20
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
Net income (loss) per share (basic)
Net income per share (diluted)

Shareholders' Equity per Share


(Yen)
800
600
400
200
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

Cash Dividends per Share / Payout Ratio


(Yen)
(%)
40
30
20
10
0
40
30
20
10
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
Cash dividends per share (left)
Payout ratio (right)

Profitability (Consolidated Basis)

		Years ended December 31	Nine months ended December 31		Years ended March 31
	2005	2004	2003	2003	2002
Gross profit ratio (%)	**63.5**	62.3	64.1	66.6	69.3
Operating income to net sales (%)	**24.2**	17.5	18.4	12.8	12.6
Return on assets (%)	**18.4**	12.7	10.4	8.0	7.9
Return on equity (%)	**15.6**	11.0	9.9	(8.5)	7.5

Notes: 1. Return on assets = (Operating income + interest and dividend income)/Total assets (yearly average) x 100
2. Return on equity = Net income (loss)/Total shareholders' equity (yearly average) x 100

Gross Profit Ratio /
Operating Income to Net Sales



(%)
80
60
40
20
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

— Gross profit ratio
— Operating income to net sales

Return on Assets



(%)
20
15
10
5
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

Return on Equity



(%)
20
15
10
5
0
-5
-10
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

Stability (Consolidated Basis)

		Years ended December 31	Nine months ended December 31		Years ended March 31
	2005	2004	2003	2003	2002
Current ratio (%)	**418.6**	434.0	453.8	301.9	200.8
Fixed assets ratio (%)	**34.8**	42.6	50.4	53.7	82.9
Interest coverage (times)	**284.8**	169.3	79.4	78.7	53.0
Debt-to-equity ratio (%)	**0.4**	1.9	3.6	4.4	34.9
Total shareholders' equity to total assets (%)	**80.7**	78.0	73.2	65.2	57.5
Market value equity ratio (%)	**306.7**	226.3	207.8	155.2	105.1

Notes: 1. Current ratio = Current assets (fiscal year-end)/Current liabilities (fiscal year-end) x 100
2. Fixed assets ratio = Fixed assets (fiscal year-end)/Total shareholders' equity (fiscal year-end) x 100
3. Interest coverage = (Operating income + interest and dividend income)/Interest expense
4. Debt-to-equity ratio = Interest-bearing debt (fiscal year-end)/Total shareholders' equity (fiscal year-end) x 100
5. Market value equity ratio = Total market capitalization/Total assets (fiscal year-end) x 100

Current Ratio /
Fixed Assets Ratio



(%)
500
400
300
200
100
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

— Current ratio
— Fixed assets ratio

Interest Coverage



(Times)
300
200
100
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

Debt-to-Equity Ratio/
Total Shareholders' Equity to Total Assets/
Market Value Equity Ratio



(%)
100
80
60
40
20
0
(%)
500
400
300
200
100
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

— Debt-to-equity ratio (left)
— Total shareholders' equity to total assets (left)
▮ Market value equity ratio (right)

Efficiency (Consolidated Basis)

		Years ended December 31	Nine months ended December 31		Years ended March 31
	2005	2004	2003	2003	2002
Total assets turnover (times)	**0.75**	0.72	0.56	0.61	0.61
Trade receivables turnover (times)	**2.75**	2.81	2.04	2.43	3.21
Inventories turnover (times)	**6.90**	5.09	4.38	5.82	8.06
Trade payables turnover (times)	**15.59**	15.38	11.3	13.98	20.85

Notes: 1. Total assets turnover = Net sales/Total assets (yearly average)
2. Trade receivables turnover = Net sales/(trade notes receivable + trade accounts receivable)
3. Inventories turnover = Net sales/inventories
4. Trade payables turnover = Net sales/(trade notes payable + trade accounts payable)

Total Assets Turnover


(Times)
0.8
0.6
0.4
0.2
0
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12

Trade Receivables Turnover / Trade Payables Turnover


(Times)
4.0
3.0
2.0
1.0
0
(Times)
20
15
10
5
0
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12
— Trade receivables turnover (left)
— Trade payables turnover (right)

Inventories Turnover


(Times)
8.0
6.0
4.0
2.0
0
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12

Cash Flow (Consolidated Basis)

		Years ended December 31	Nine months ended December 31		Years ended March 31
	2005	2004	2003	2003	2002
Net cash provided by (used in) operating activities (¥ millions)	**64,663**	51,495	(36,795)	22,556	29,675
Net cash provided by (used in) operating activities to net sales (%)	**19.8**	17.5	(15.8)	9.5	14.0
Capital investments to net cash provided by (used in) operating activities (%)	**24.9**	25.6	(32.1)	79.0	48.2
Interest-bearing debt to net cash provided by (used in) operating activities (years)	**0.0**	0.1	0.5	0.4	1.4

Notes: Interest-bearing debt to net cash provided by (used in) operating activities
= Interest-bearing debt/net provided by (used in) operating activities (prior to interest and income tax deductions)

Net Cash Provided by (Used in) Operating Activities to Net Sales


(%)
20
10
0
-10
-20
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12

Capital Investments to Net Cash Provided by (Used in) Operating Activities


(%)
80
60
40
20
0
-20
-40
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12

Interest-Bearing Debt to Net Cash Provided by (Used in) Operating Activities


(Years)
1.5
1.0
0.5
0
'02/3
'03/3
'03/12
(9 months)
'04/12
'05/12

DEVELOPMENT PIPELINE (AS OF FEBRUARY 9, 2006)

Development Code	Indication /*Additional Indication	Status (Filing data) Phase I	Phase II	Phase III	Preparing for filing	Filed	Approved
Oncology							
CGS20267	Breast cancer in postmenopausal women						'06/01
EPOCH	Chemotherapy-induced anemia*					'05/12	
R435	Colorectal cancer						
R1415	Non-small cell lung cancer						
R340	Colon cancer (adjuvant)*						
	Colorectal cancer*						
	Gastric cancer*						
R597	Breast cancer (adjuvant)*			(Multinational study)			
	Gastric cancer*			(Multinational study)			
MRA	Multiple myeloma		(France)				
		(US)					
R744	Chemotherapy-induced anemia						
R1273	Non-small cell lung cancer						
CAL	Bone metastases	Development suspended (US)					
	Hypercalcemia of malignancy	Development suspended (Japan)					
CHC12103	Ovarian cancer Non-small cell lung cancer	Development suspended					
Renal Diseases							
R744	Renal anemia						
Bone and Joint Diseases							
MRA	Rheumatoid arthritis*				(Japan)		
				(Overseas)			
	Systemic onset juvenile idiopathic arthritis (sJIA)*				(Japan)		
			(UK)				
ED-71	Osteoporosis						
R484	Osteoporosis						
CHS13340	Osteoporosis						
Cardio/Cerebro-vascular Diseases							
SG-75	Acute heart failure*					'03/06	
AVS	Subarachnoidal hemorrhage					'95/04	
Transplant, Immunology and Infectious Diseases							
R964	Chronic hepatitis C					'05/06	
MRA	Crohn's disease*		(Japan)				
	Castleman's disease	(US)					
	Systemic lupus erythematosus (SLE)	(US)					
Other Fields							
EPOCH	Predeposit of autologous blood transfusion*					'02/03	
	Anemia in premature infants*					'02/03	
VAL	Post-hepatectomy/ Liver transplantation						
	Decompensated cirrhosis						
GM-611	Diabetic gastroparesis		(Japan)				
			(US)				
	Irritable bowel syndrome (IBS)		(US)				
R483	Type 2 diabetes						

Generic Name /Product Name (Dosage form)	Origin (Collaborator)	Mode of Action
letrozole /Femara (Tablet)	Novartis (Novartis Pharma)	Aromatase inhibitor
epoetin beta /Epogin (Injection)	In-house	Recombinant human erythropoietin
bevacizumab /Avastin (Injection)	Roche /Genentech	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
erlotinib /Tarceva (Oral)	OSI /Genentech /Roche	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
capecitabine /Xeloda (Tablet)	Roche	Antimetabolite, 5-FU derivative
trastuzumab /Herceptin (Injection)	Roche /Genentech	Humanized anti-HER2 monoclonal antibody
tocilizumab /Actemra (Injection)	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
(Injection)	Roche	CERA (Continuous erythropoietin receptor activator)
pertuzumab (Injection)	*Roche /Genentech*	*HER dimerization inhibitory humanized monoclonal antibody*
(Injection)	In-house	Humanized anti-PTHrP monoclonal antibody
(Injection)	*Cell Therapeutics*	*Poly-(L-glutamic acid) –paclitaxel conjugate*
(Injection)	Roche	CERA (Continuous erythropoietin receptor activator)
tocilizumab / Actemra (Injection)	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
tocilizumab / Actemra (Injection)	In-house (Roche)	
tocilizumab / Actemra (Injection)	In-house	
tocilizumab / Actemra (Injection)	In-house (Roche)	
(Oral)	In-house	Activated Vitamin D derivative
ibandronic acid (Injection)	Roche	Bisphosphonate
ibandronic acid (Oral)		
(Nasal spray)	Daiichi Asubio Pharma	Recombinant parathyroid hormone (rhPTH1-34)
nicorandil / Sigmart (Injection)	In-house	Potassium channel opener
nicaraven / Antevas (Injection)	In-house	Hydroxyl radical scavenger
ribavirin / Copegus (Tablet)	Roche	Anti-viral agent in combination with Pegasys
tocilizumab / Actemra (Injection)	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
tocilizumab / Actemra (Injection)	In-house (Roche)	
tocilizumab / Actemra (Injection)	In-house (Roche)	
epoetin beta / Epogin (Injection)	In-house	Recombinant human erythropoietin
valine (Injection)	In-house	Recovery of liver function
valine (Oral)		
mitemcinal (Tablet)	In-house	Motilin agonist Recovery of gastrointestinal motility
edaglitazone (Oral)	Roche	Insulin sensitizer

Trend in National Medical Expense and Ratio to National Income


(Trillions of yen)
40
30
20
10
0
(%)
10.0
7.5
5.0
2.5
FY54 55 56 57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

▮ National medical expense (left) — Ratio of national medical expense to national income (right)

Source: Overview of National Medical Expense by Ministry of Health, Labour and Welfare.

Notes: 1. National income is based on the actual results of the System of National Accounts (announced in December 2006 by the Cabinet Office).

2. Some of the medical expenses are not included in the national medical expenses after April 2000 because of the implementation of the nursing insurance system.

3. The years shown in this graph are the Japanese Government's fiscal year starting in April and ending in March.

National Health Insurance Price Revision

		1998	2000	2002	2004	2006
Industry Average	NHI drug price reduction	9.7%	7.0%	6.3%	4.2%	6.7%
	Price reduction for long-term listed drugs	—	—	1.7%	0.4%	NA
Chugai	NHI drug price reduction	8.4%	6.1%	6.2%	4.3%	7.2%
	Price reduction for long-term listed drugs	—	—	1.7%	0.1%	NA

Source: Company data.

Rheumatoid Arthritis Market, 2003-2013


($MM)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
'03
'08
'13
U.S.
Oral corticosteroids
Traditional NSAIDs
Selective COX-2 inhibitors
Conventional DMARDs
Biologic agents
Europe
Oral corticosteroids
Traditional NSAIDs
Selective COX-2 inhibitors
Conventional DMARDs
Biologic agents

Source: Rheumatoid Arthritis /Decision Base 9.
(Decision Resources, Inc., 2003-2005, http://www.dresources.com)
Note: Estimates for Europe cover France, Germany, Italy, Spain, and the United Kingdom.

Osteoporosis Market, 2003-2013


($MM)
4,000
3,000
2,000
1,000
0
'03
'08
'13
U.S.
RANKL inhibitors
Parathyroid hormone analogues
SERMs
Bisphosphonates
Europe
Strontium salts
RANKL inhibitors
Parathyroid hormone analogues
SERMs
Bisphosphonates

Source: Osteoporosis/Decision Base 9.
(Decision Resources, Inc., 2003-2005, http://www.dresources.com)
Note: Estimates for Europe cover France, Germany, Italy, Spain, and the United Kingdom.

Incidence Trend by Cancer Type According to Primary Site (Japan, Male)


80,000 (Cases)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Stomach
Colon
Rectum
Liver
Lung
Bladder
Malignant lymphoma
Multiple myeloma
2000
2005
2010 (Estimates)

Incidence Trend by Cancer Type According to Primary Site (Japan, Female)


50,000 (Cases)
40,000
30,000
20,000
10,000
0
Stomach
Colon
Rectum
Liver
Lung
Breast
Bladder
Malignant lymphoma
Multiple myeloma
2000
2005
2010 (Estimates)

Source: Cancer White Paper-Incidence/Death/Prognosis-2004 (Shinohara Shuppan Shinsha).
Note: Values for 2010 are predicted values based on analysis using Bayesian Poisson cohort models.

Prescription Drug Market Trends in Japan


(Trillions of yen)
9
8
7
6
5
0
'01
'02
'03
'04
'05

Source: IMS JPM MAT December 2001-2005.
Reprinted with permission.

Top 20 Sales among Newly Launched Drugs

(Billions of yen)

	Product Name	Indication	Company Name	FY2003	FY2004	Change (%)	FY2005 Estimate	Launch Year
1	Micardis	ARB	Astellas Pharma Inc.	8.6	**26.1**	203	32.8	02/12
2	Fungard	Antifungal	Astellas Pharma Inc.	11.1	**13.8**	24	16.0	02/12
3	Benet	Osteoporosis	Takeda Pharmaceutical Company Limited	10.7	**13.7**	28	—	02/ 5
4	Durotep Patch	Cancer Pain	Kyowa Hakko Kogyo Co., Ltd.	8.8	**12.6**	43	13.7	02/ 3
5	Olmetec	ARB	Sankyo Co., Ltd.	—	**9.0**	—	19.3	04/ 5
6	Claritin	Allergy	Shionogi & Co., Ltd.	5.5	**8.9**	62	11.0	02/ 9
7	Serevent*	Asthma	GlaxoSmithKline K.K.	4.8	**8.2**	71	—	02/ 6
8	Remicade	Rheumatic Arthritis	Tanabe Seiyaku Co., Ltd.	3.1	**7.5**	142	13.0	02/ 5
9	Pegasys	Interferon	Chugai Pharmaceutical Co., Ltd.	—	**6.4**	—	8.5	03/12
10	Elaspol	Acute Lung Injury	Ono Pharmaceutical Co., Ltd.	3.5	**4.8**	37	7.5	02/ 6
11	Renagel	Hyperphosphatemia	Chugai Pharmaceutical Co., Ltd.	—	**3.6**	—	4.6	03/06
12	Evista	Osteoporosis	Chugai Pharmaceutical Co., Ltd.	—	**3.3**	—	7.6	04/05
13	Qvar	Asthma	Dainippon Pharmaceutical Co., Ltd.	1.5	**3.0**	100	4.3	02/ 8
13	Calblock	Ca Antagonist	Sankyo Co., Ltd.	0.6	**3.0**	400	7.1	03/ 5
15	Oxycontin	Cancer Pain	Shionogi & Co., Ltd.	0.9	**2.9**	222	5.0	03/ 7
16	Omegacin	Antibiotic	Meiji Seika Kaisha, Ltd.	2.5	**2.7**	8	3.8	02/ 3
17	Gatifloxacin	Antimicrobial Agent	Kyorin Pharmaceutical Co., Ltd.	1.7	**2.3**	35	2.6	02/ 6
18	Livalo	Statin	Sankyo Co., Ltd.	1.9	**2.1**	11	3.7	03/ 9
18	Xeloda	Malignancy	Chugai Pharmaceutical Co., Ltd.	—	**2.1**	—	2.6	03/06
20	Ketek	Antibiotic	Astellas Pharma Inc.	2.8	**2.0**	-29	3.2	03/12

Source: Medical Information eXpress, Extra Number 2005 (Elsevier Japan).
Notes: 1. * indicates NHI price basis. — includes undisclosed case.
2. Fiscal term of Chugai and GlaxoSmithKline ends in December.
3. FY2005 sales figures are estimates made at the time of publication (September 2005) and may differ from actual results.

Head Office

1-1 Nihonbashi-Muromachi 2-Chome,
Chuo-ku, Tokyo, 103-8324 Japan
Telephone: +81-(0)3-3281-6611
Facsimile: +81-(0)3-3281-2828
URL: http://www.chugai-pharm.co.jp/english

Branches

Sapporo, Sendai, Tokyo 1, Tokyo 2,
Yokohama, Kanshinetsu, Nagoya, Osaka,
Kyoto, Kobe, Hiroshima, Takamatsu, Fukuoka

Plants

Ukima (Tokyo), Fujieda (Shizuoka),
Utsunomiya (Tochigi), Kamakura (Kanagawa)

Research Laboratories

Fuji Gotemba (Shizuoka),
Kamakura (Kanagawa), Ukima (Tokyo)

Overseas Representative Office

Beijing Representative Office
1610 Beijing Fortune Bldg.
No. 5 Dong San Huan Bei Lu
Chao Yang District
Beijing 100004, China
Telephone: +86-(0) 10-6590-8061

Domestic Subsidiaries

Chugai Research Institute for Medical Science, Inc.

Chugai Business Support Co., Ltd.

Medical Culture Inc.

Chugai Distribution Co., Ltd.

Chugai Pharma Manufacturing Co., Ltd.

Chugai Clinical Research Center Co., Ltd.

Overseas Subsidiaries and Affiliate

Chugai Pharma Europe Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5600

Chugai Pharma U.K. Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5680

Chugai Pharma Marketing Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5656

Germany Branch
Lyonerstrasse 15, Atricom 7 OG
60528 Frankfurt am Main, Germany
Telephone: +49-(0) 69-663000-0

Chugai Pharma France S.A.S.
Tour Franklin, La Defence 8
100/101 Quartier Boieldieu
92042 Paris La Defence Cedex, France
Telephone: +33-(0) 1-56-37-05-20

CHUGAI sanofi- aventis S.N.C.
20 Avenue Raymond Aron
92165 Antony Cedex, France
Telephone: +33-(0) 1-55-71-60-89

Chugai U.S.A., Inc.
Crossroads Business Center,
1 Crossroads Drive, Building A/2nd floor,
Bedminster, NJ 07921 USA
Telephone: +1-908-947-2700

New York Office
444 Madison Avenue
New York, NY 10022, U.S.A.
Telephone: +1-212-486-7780

Chugai Pharma U.S.A., LLC
Crossroads Business Center,
1 Crossroads Drive, Building A/2nd floor,
Bedminster, NJ 07921 USA
Telephone: +1-908-947-2700

Chugai Pharma (Shanghai) Consulting Co., Ltd.
Unit 1209, Lansheng Building
No. 2-8, Central Huaihai Road,
Shanghai 200021 China
Telephone: +86-(0)21-6319-0388

Beijing Branch
1611 Beijing Fortune Bldg.
No5, Dong San Huan Bei Lu,
Chao Yang District, Beijing 100004 China
Telephone: +86-(0)10-6590-8066

Guangzhou Branch
Unit2508B, Yian Plaza,
No.33 Jian She 6th Road,
Guangzhou, 510060 China
Telephone: +86-(0)20-8363-3468

Chugai Pharma Taiwan Ltd.
4F, No. 180, Sec. 2, Min-Sheng E. Road
Taipei, Republic of China
Telephone: +886-(0) 2-2506-6699

C&C Research Laboratories
146-141, Annyung-ri, Taean-up
Hwasung-si, Kyunggi-do
445-970 Republic of Korea
Telephone: +82-(0) 31-2306-542

R&D Partners

Forerunner Pharma Research Co., Ltd.
2-16 Komaba 4-Chome, Meguro-ku,
Tokyo, 153-0041 Japan
Telephone: +81-(0)3-5465-0871

PharmaLogicals Research Pte.Ltd
6A Napier Road Gleneagles Hospiatal
#03-32 Annete Block Stngapore 258500
Telephone: +65-6476-0084

Chugai's Global Network



Chugai Pharma Europe Ltd. (London, U.K.)
Chugai Pharma Marketing Ltd. (London, U.K.)
Chugai Pharma U.K. Ltd. (London, U.K.)
Chugai Pharmaceutical Co., Ltd. Beijing Representative Office (Beijing, China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. Beijing Branch (Beijing, China)
C&C Research Laboratories (Gyeonggi, Republic of Korea)
Chugai U.S.A., Inc. (New Jersey, U.S.A.)
Chugai Pharma U.S.A., LLC (New Jersey, U.S.A.)
Chugai Pharmaceutical Co., Ltd.
Chugai U.S.A., Inc. New York Office (New York, U.S.A.)
• Overseas Subsidiaries/Affiliate
○ Branches/Offices
■ Overseas Representative Offices
□ R&D Partners
Chugai Pharma Marketing Ltd. Germany Branch (Frankfurt, Germany)
Chugai Pharma France S.A.S. (Paris, France)
CHUGAI sanofi-aventis S.N.C. (Antony, France)
Chugai Pharma Taiwan Ltd. (Taipei, Republic of China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. (Shanghai, China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. Guangzhou Branch (Guangzhou, China)
PharmaLogicals Research Pte. Ltd. (Singapore, Republic of Singapore)

ORGANIZATION (AS OF APRIL 1, 2006)


Shareholder's Meeting
Board Meeting
President
Corporate Auditors
Corporate Auditors' Committee
Executive Committee
IAC
Corporate Planning Dept.
Corporate Social Responsibility Dept.
Corporate Communications Dept.
Finance & Accounting Dept.
Purchasing Dept.
Information System Dept.
ERP System Dept.
Legal & Compliance Dept.
General Affairs Dept.
Secretarial Dept.
Human Resources Management Dept.
Human Capital Development Dept.
External Affairs Dept.
Intellectual Property Dept.
Audit Dept.
Strategic Marketing Unit
Strategic Planning Dept.
Project Management (Pre-PoC) Dept.
Business Intelligence Dept.
Business Development Dept.
Oncology Disease Area Dept.
Renal Disease Area Dept.
Bone Disease Area Dept.
Targeted Disease Areas Dept.
MRA Unit
Corporate Regulatory Compliance & Quality Assurance Div.
Regulatory Compliance & Quality Assurance Coordination Dept.
Development Regulatory Affairs Dept.
Pharmacovigilance Dept.
Drug Safety Compliance Dept.
Drug Safety Data Management Dept.
Quality Assurance Dept.
Regulatory Affairs Audit Dept.
Research Div.
Business Support Dept.
Research Compliance & Quality Assurance Coordination Dept.
Research Planning & Coordination Dept.
Pharmaceutical Technology Dept.
Chemistry Research Dept. 1-2
Pharmaceutical Research Dept.1-3
Genome Antibody Product Research Dept.
Pre-Clinical Research Dept.
Safety Assessment Dept.
Clinical Development Div.
Clinical Research Coordination Dept.
Clinical Research Dept. 1-4
Product Development Dept.
Drug Engineering Div.
CMC Planning & Coordination Dept.
CMC Regulatory Affairs Dept.
Engineering Dept.
Synthetic Technology Research Dept.
Bio-Product Technology Research Dept.
Formulation Technology Research Dept.
Analytical Technology Research Dept.
Pharmaceutical Production Div.*
Production Coordination Dept.
Production Technology Coordination Dept.
Ukima Business Support Dept.
Kamakura Business Support Dept.
Ukima Plant
Fujieda Plant
Utsunomiya Plant
Kamakura Plant
Sales Div.
Sales Coordination Dept.
Wholesaler Business Planning Dept.
Sales Support Dept.
Oncology Disease Area Medical Business & Science Dept.
Renal Disease Area Medical Business & Science Dept.
Bone Disease Area Medical Business & Science Dept.
Primary Care Products Medical Business & Science Dept.
Drug Information Center
Customer Relation Dept.
Product Research Dept.
Sapporo Branch
Sendai Branch
Kanshin-etsu Branch
Tokyo No.1 Branch
Tokyo No.2 Branch
Yokohama Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch
International Business Div.
International Business Coordination Dept.
Beijing Representative Office

* After the Company split segregating production business on May 1, 2006, Chugai's production-related organization will consist of Production Planning Department, Ukima Plant, and Kamakura Plant.

Chugai Pharmaceutical Co., Ltd. (As of December 31, 2005)

Year of Foundation
1925

Year of Establishment
1943

Address
1-1 Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo, 103-8324 Japan

Stated Capital
¥72,443,996,637

Number of Employees
5,357

Number of Shares Issued of Common Stock
558,655,824

Number of Shareholders
50,356

Stock Listing
Tokyo

Fiscal Year-End
December 31

General Meeting of Shareholders
March

Stock Transfer Agent
Mitsubishi UFJ Trust Bank Limited

Public Notices (As of March 23, 2006)
Public Notices are to be made electronically on Chugai Website (http://www.chugai-pharma.co.jp/hc/ir). In case electronic communications are unavailable, Public Notice will be made in the newspaper, Nihon Keizai Shimbun.

For further information, please contact:

Investor Relations
Tel: +81-(0)3-3273-0554
Fax: +81-(0)3-3281-6607
E-mail: ir@chugai-pharm.co.jp

Chugai Pharmaceutical Co., Ltd. provides information on its Website:
URL: http://www.chugai-pharm.co.jp/english

Classification of Shareholders

By Shareholder



Securities Firms	Number of Shares: 8,317,431 1.49% (Number of Shareholders: 66)
Other Corporations	Number of Shares: 6,206,486 1.11% (Number of Shareholders: 333)
Financial Institutions	Number of Shares: 85,810,473 15.36% (Number of Shareholders: 86)
Individuals and Other	Number of Shares: 47,143,000 8.44% (Number of Shareholders: 47,143)
Foreign Corporations	Number of Shares: 411,178,049 73.60% (Number of Shareholders: 408)

By Number of Shares Held



Fewer than 100 shares	Number of Shares: 148,787 0.03% (Number of Shareholders: 3,592)
More than 100 shares	Number of Shares: 8,496,252 1.52% (Number of Shareholders: 34,213)
More than 1,000 shares	Number of Shares: 23,104,976 4.14% (Number of Shareholders: 11,867)
More than 10,000 shares	Number of Shares: 11,951,487 2.14% (Number of Shareholders: 504)
More than 100,000 shares	Number of Shares: 42,206,605 7.56% (Number of Shareholders: 127)
More than 1,000,000 shares	Number of Shares: 472,737,717 84.62% (Number of Shareholders: 53)

Major Shareholders*

Name	Number of Shares Held (Thousands)	Percentage of Ownership Voting (%)
Roche Pharmholdings B.V.	279,844	50.61
The Chase Manhattan Bank, N.A., London	26,191	4.73
The Master Trust Bank of Japan, Ltd. (trust account)	22,504	4.07
Japan Trustee Services Bank, Ltd. (trust account)	20,232	3.65
Investors Bank and Trust Company (west)—Treaty	9,372	1.69
The Chase Manhattan Bank, N.A., London Secs Lending Omnibus Account	9,106	1.64
State Street Bank and Trust Company	8,085	1.46
Tokyo Marine & Nichido Fire Insurance Co., Ltd.	7,574	1.36
State Street Bank and Trust Company 505103	5,138	0.92
Nomura Securities Co., Ltd.	4,291	0.77

* 5,386,584 shares of treasury stock held by the Company are not included in the above breakdown of major shareholders.

Stock Price Information

	Stock Price High	Stock Price Low
From January 1, 2005 to December 31, 2005		
First Quarter	¥1,710	¥1,515
Second Quarter	1,725	1,525
Third Quarter	2,340	1,683
Fourth Quarter	2,940	2,120

Share Performance of Chugai


(Million)
250
200
150
100
50
100
75
50
25
0
Trading Volume
Chugai
Industry Average Index (Note)
Nikkei Index
'03/1 2 3 4 5 6 7 8 9 10 11 12 '04/1 2 3 4 5 6 7 8 9 10 11 12 '05/1 2 3 4 5 6 7 8 9 10 11 12

Share price on January 6, 2005 (¥1,180) = 100

Industry average index is calculated as below (because of the merger and delisting):

2005.10-: A total of eight companies (Takeda, Daiichi-Sankyo, Astellas, Shionogi, Eisai, Tanabe, Dainippon-Sumitomo, Chugai)
2005.9: A total of seven companies (Takeda, Astellas, Shionogi, Eisai, Tanabe, Dainippon, Chugai)
2005.4-8: A total of nine companies (Takeda, Sankyo, Astellas, Shionogi, Eisai, Daiichi, Tanabe, Dainippon, Chugai)
-2005.3: A total of ten companies (Takeda, Sankyo, Yamanouchi, Shionogi, Eisai, Daiichi, Fujisawa, Tanabe, Dainippon, Chugai)

CREATE INNOVATIVE DRUGS IN A UNIQUE WAY —WE ARE CHUGAI



11:00a.m. at Niigata

[Medical Representative - Renal Specialist]
TAKAYUKI YAMAGUCHI

Chugai's MRs specializing in renal diseases provide academic information related to the disease field and to the company's products, centered on the renal anemia treatment drug Epogin, which is our anchor product.

In my work, I am principally in charge of catering to hospitals that operate dialysis treatment rooms. I gain a sense of satisfaction when I realize that I have conducted a study session that meets the needs of the attending medical professionals and that resulting information is making positive contributions toward diagnosis and treatment. Driven by the aim of "helping patients to receive better dialysis treatment," my ambition is to make the area for which I am responsible "the best dialysis treatment area in the country."

This annual report is printed on 100% recycled paper with soy ink (non-VOC ink).

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103-8324, Japan

Attachment 2

File Number: 82-34668

CHUGAI PHARMACEUTICAL CO., LTD.

Facts and Figures 2005 December



FACTS AND FIGURES

Operating Results (Consolidated Basis)

(Millions of yen)	2005	Years ended December 31 2004	Nine months ended December 31 2003	2003	Years ended March 31 2002
Net Sales:	**327,155**	294,671	232,748	237,391	211,705
Prescription pharmaceuticals	**327,155**	278,485	218,158	217,298	165,140
Nonprescription products	—	16,186	14,590	19,915	22,877
Diagnostic products	—	—	—	178	18,691
Other	—	—	—	—	4,997
Overseas sales	**23,455**	18,480	16,751	15,448	29,113
Rate of increase in net sales (%)	**13.0**	—	—	12.1	4.3
Income before income taxes and minority interests	**86,179**	57,488	49,244	6,860	26,293
Income before income taxes and minority interests to net sales (%)	**26.3**	19.5	21.2	2.9	12.4
Net income (loss)	**53,632**	34,117	28,446	(20,135)	14,598
Net income (loss) to net sales (%)	**16.4**	11.6	12.2	(8.5)	6.9

Net Sales by Product Category


(Billions of yen)
400
300
200
100
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
Prescription pharmaceuticals
Nonprescription products
Diagnostic products
Other

Income before Income Taxes and Minority Interests / Income before Income Taxes and Minority Interests to Net Sales


(Billions of yen)
(%)
100
75
50
25
0
40
30
20
10
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
Income before income taxes and minority interests (left)
Income before income taxes and minority interests to net sales (%) (right)

Net Income (Loss) / Net Income (Loss) to Net Sales


(Billions of yen)
(%)
80
60
40
20
0
-20
-40
20
15
10
5
0
-5
-10
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
Net income (loss) (left)
Net income (loss) to net sales (%) (right)

Per Share Data (Consolidated Basis)

(Yen)	2005	Years ended December 31 2004	Nine months ended December 31 2003	2003	Years ended March 31 2002
Net income (loss) per share (basic)	**97.00**	62.27	51.73	(51.75)	57.93
Net income per share (diluted)	**96.33**	61.34	50.94	—	49.09
Shareholders' equity per share	**665.29**	583.61	542.96	503.41	796.67
Cash dividends per share	**34.00**	18.00	13.00	16.00	16.00
Payout ratio (%)	**36.6**	30.1	26.3	—	29.2

Note: Cash dividends per share are calculated on an unconsolidated basis.

Net Income (Loss) per Share (Basic) / Net Income per Share (Diluted)


(Yen)
100
80
60
40
20
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
Net income (loss) per share (basic)
Net income per share (diluted)

Shareholders' Equity per Share


(Yen)
800
600
400
200
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

Cash Dividends per Share / Payout Ratio


(Yen)
(%)
40
30
20
10
0
40
30
20
10
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
Cash dividends per share (left)
Payout ratio (right)

Profitability (Consolidated Basis)

		Years ended December 31	Nine months ended December 31		Years ended March 31
	2005	2004	2003	2003	2002
Gross profit ratio (%)	**63.5**	62.3	64.1	66.6	69.3
Operating income to net sales (%)	**24.2**	17.5	18.4	12.8	12.6
Return on assets (%)	**18.4**	12.7	10.4	8.0	7.9
Return on equity (%)	**15.6**	11.0	9.9	(8.5)	7.5

Notes: 1. Return on assets = (Operating income + interest and dividend income)/Total assets (yearly average) x 100
2. Return on equity = Net income (loss)/Total shareholders' equity (yearly average) x 100

Gross Profit Ratio / Operating Income to Net Sales


(%)
80
60
40
20
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
— Gross profit ratio
— Operating income to net sales

Return on Assets


(%)
20
15
10
5
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

Return on Equity


(%)
20
15
10
5
0
-5
-10
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

Stability (Consolidated Basis)

		Years ended December 31	Nine months ended December 31		Years ended March 31
	2005	2004	2003	2003	2002
Current ratio (%)	**418.6**	434.0	453.8	301.9	200.8
Fixed assets ratio (%)	**34.8**	42.6	50.4	53.7	82.9
Interest coverage (times)	**284.8**	169.3	79.4	78.7	53.0
Debt-to-equity ratio (%)	**0.4**	1.9	3.6	4.4	34.9
Total shareholders' equity to total assets (%)	**80.7**	78.0	73.2	65.2	57.5
Market value equity ratio (%)	**306.7**	226.3	207.8	155.2	105.1

Notes: 1. Current ratio = Current assets (fiscal year-end)/Current liabilities (fiscal year-end) x 100
2. Fixed assets ratio = Fixed assets (fiscal year-end)/Total shareholders' equity (fiscal year-end) x 100
3. Interest coverage = (Operating income + interest and dividend income)/Interest expense
4. Debt-to-equity ratio = Interest-bearing debt (fiscal year-end)/Total shareholders' equity (fiscal year-end) x 100
5. Market value equity ratio = Total market capitalization/Total assets (fiscal year-end) x 100

Current Ratio / Fixed Assets Ratio


(%)
500
400
300
200
100
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
— Current ratio
— Fixed assets ratio

Interest Coverage


(Times)
300
200
100
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

Debt-to-Equity Ratio/ Total Shareholders' Equity to Total Assets/ Market Value Equity Ratio


(%)
100
80
60
40
20
0
(%)
500
400
300
200
100
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
— Debt-to-equity ratio (left)
— Total shareholders' equity to total assets (left)
Market value equity ratio (right)

Efficiency (Consolidated Basis)

	Years ended December 31		Nine months ended December 31	Years ended March 31	
	2005	2004	2003	2003	2002
Total assets turnover (times)	**0.75**	0.72	0.56	0.61	0.61
Trade receivables turnover (times)	**2.75**	2.81	2.04	2.43	3.21
Inventories turnover (times)	**6.90**	5.09	4.38	5.82	8.06
Trade payables turnover (times)	**15.59**	15.38	11.3	13.98	20.85

Notes: 1. Total assets turnover = Net sales/Total assets (yearly average)
2. Trade receivables turnover = Net sales/(trade notes receivable + trade accounts receivable)
3. Inventories turnover = Net sales/inventories
4. Trade payables turnover = Net sales/(trade notes payable + trade accounts payable)

Total Assets Turnover



(Times)
0.8
0.6
0.4
0.2
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

Trade Receivables Turnover / Trade Payables Turnover



(Times)
4.0
3.0
2.0
1.0
0
(Times)
20
15
10
5
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12
— Trade receivables turnover (left)
— Trade payables turnover (right)

Inventories Turnover



(Times)
8.0
6.0
4.0
2.0
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

Cash Flow (Consolidated Basis)

	Years ended December 31		Nine months ended December 31	Years ended March 31	
	2005	2004	2003	2003	2002
Net cash provided by (used in) operating activities (¥ millions)	**64,663**	51,495	(36,795)	22,556	29,675
Net cash provided by (used in) operating activities to net sales (%)	**19.8**	17.5	(15.8)	9.5	14.0
Capital investments to net cash provided by (used in) operating activities (%)	**24.9**	25.6	(32.1)	79.0	48.2
Interest-bearing debt to net cash provided by (used in) operating activities (years)	**0.0**	0.1	0.5	0.4	1.4

Notes: Interest-bearing debt to net cash provided by (used in) operating activities
= Interest-bearing debt/net provided by (used in) operating activities (prior to interest and income tax deductions)

Net Cash Provided by (Used in) Operating Activities to Net Sales



(%)
20
10
0
-10
-20
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

Capital Investments to Net Cash Provided by (Used in) Operating Activities



(%)
80
60
40
20
0
-20
-40
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

Interest-Bearing Debt to Net Cash Provided by (Used in) Operating Activities



(Years)
1.5
1.0
0.5
0
'02/3
'03/3
'03/12 (9 months)
'04/12
'05/12

DEVELOPMENT PIPELINE (AS OF FEBRUARY 9, 2006)

Development Code	Indication /*Additional Indication	Status (Filing data) Phase I / Phase II / Phase III / Preparing for filing / Filed / Approved
Oncology		
CGS20267	Breast cancer in postmenopausal women	'06/01
EPOCH	Chemotherapy-induced anemia*	'05/12
R435	Colorectal cancer	
R1415	Non-small cell lung cancer	
R340	Colon cancer (adjuvant)*	
	Colorectal cancer*	
	Gastric cancer*	
R597	Breast cancer (adjuvant)*	(Multinational study)
	Gastric cancer*	(Multinational study)
MRA	Multiple myeloma	(France)
		(US)
R744	Chemotherapy-induced anemia	
R1273	Non-small cell lung cancer	
CAL	Bone metastases	Development suspended (US)
	Hypercalcemia of malignancy	Development suspended (Japan)
CHC12103	Ovarian cancer Non-small cell lung cancer	Development suspended
Renal Diseases		
R744	Renal anemia	
Bone and Joint Diseases		
MRA	Rheumatoid arthritis*	(Japan)
		(Overseas)
	Systemic onset juvenile idiopathic arthritis (sJIA)*	(Japan)
		(UK)
ED-71	Osteoporosis	
R484	Osteoporosis	
CHS13340	Osteoporosis	
Cardio/Cerebro-vascular Diseases		
SG-75	Acute heart failure*	'03/06
AVS	Subarachnoidal hemorrhage	'95/04
Transplant, Immunology and Infectious Diseases		
R964	Chronic hepatitis C	'05/06
MRA	Crohn's disease*	(Japan)
	Castleman's disease	(US)
	Systemic lupus erythematosus (SLE)	(US)
Other Fields		
EPOCH	Predeposit of autologous blood transfusion*	'02/03
	Anemia in premature infants*	'02/03
VAL	Post-hepatectomy/ Liver transplantation	
	Decompensated cirrhosis	
GM-611	Diabetic gastroparesis	(Japan)
		(US)
	Irritable bowel syndrome (IBS)	(US)
R483	Type 2 diabetes	

Generic Name /Product Name (Dosage form)	Origin (Collaborator)	Mode of Action
letrozole /Femara (Tablet)	Novartis (Novartis Pharma)	Aromatase inhibitor
epoetin beta /Epogin (Injection)	In-house	Recombinant human erythropoietin
bevacizumab /Avastin (Injection)	Roche /Genentech	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
erlotinib /Tarceva (Oral)	OSI /Genentech /Roche	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
capecitabine /Xeloda (Tablet)	Roche	Antimetabolite, 5-FU derivative
trastuzumab /Herceptin (Injection)	Roche /Genentech	Humanized anti-HER2 monoclonal antibody
tocilizumab /Actemra (Injection)	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
(Injection)	Roche	CERA (Continuous erythropoietin receptor activator)
pertuzumab (Injection)	Roche /Genentech	HER dimerization inhibitory humanized monoclonal antibody
(Injection)	In-house	Humanized anti-PTHrP monoclonal antibody
(Injection)	Cell Therapeutics	Poly-(L-glutamic acid) –paclitaxel conjugate
(Injection)	Roche	CERA (Continuous erythropoietin receptor activator)
tocilizumab / Actemra (Injection)	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
tocilizumab / Actemra (Injection)	In-house (Roche)	
tocilizumab / Actemra (Injection)	In-house	
tocilizumab / Actemra (Injection)	In-house (Roche)	
(Oral)	In-house	Activated Vitamin D derivative
ibandronic acid (Injection)	Roche	Bisphosphonate
ibandronic acid (Oral)		
(Nasal spray)	Daiichi Asubio Pharma	Recombinant parathyroid hormone (rhPTH1-34)
nicorandil / Sigmart (Injection)	In-house	Potassium channel opener
nicaraven / Antevas (Injection)	In-house	Hydroxyl radical scavenger
ribavirin / Copegus (Tablet)	Roche	Anti-viral agent in combination with Pegasys
tocilizumab / Actemra (Injection)	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
tocilizumab / Actemra (Injection)	In-house (Roche)	
tocilizumab / Actemra (Injection)	In-house (Roche)	
epoetin beta / Epogin (Injection)	In-house	Recombinant human erythropoietin
valine (Injection)	In-house	Recovery of liver function
valine (Oral)		
mitemcinal (Tablet)	In-house	Motilin agonist Recovery of gastrointestinal motility
edaglitazone (Oral)	Roche	Insulin sensitizer

Trend in National Medical Expense and Ratio to National Income


(Trillions of yen)
40
30
20
10
0
(%)
10.0
7.5
5.0
2.5
FY54 55 56 57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

National medical expense (left) — Ratio of national medical expense to national income (right)

Source: *Overview of National Medical Expense* by Ministry of Health, Labour and Welfare.

Notes: 1. National income is based on the actual results of the System of National Accounts (announced in December 2006 by the Cabinet Office).

2. Some of the medical expenses are not included in the national medical expenses after April 2000 because of the implementation of the nursing insurance system.

3. The years shown in this graph are the Japanese Government's fiscal year starting in April and ending in March.

National Health Insurance Price Revision

		1998	2000	2002	2004	2006
Industry Average	NHI drug price reduction	9.7%	7.0%	6.3%	4.2%	6.7%
	Price reduction for long-term listed drugs	—	—	1.7%	0.4%	NA
Chugai	NHI drug price reduction	8.4%	6.1%	6.2%	4.3%	7.2%
	Price reduction for long-term listed drugs	—	—	1.7%	0.1%	NA

Source: Company data.

Rheumatoid Arthritis Market, 2003-2013


($MM)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
'03
'08
'13
U.S.
Oral corticosteroids
Traditional NSAIDs
Selective COX-2 inhibitors
Conventional DMARDs
Biologic agents
Europe
Oral corticosteroids
Traditional NSAIDs
Selective COX-2 inhibitors
Conventional DMARDs
Biologic agents

Source: Rheumatoid Arthritis /Decision Base 9.
(Decision Resources, Inc., 2003-2005, http://www.dresources.com)
Note: Estimates for Europe cover France, Germany, Italy, Spain, and the United Kingdom.

Osteoporosis Market, 2003-2013


($MM)
4,000
3,000
2,000
1,000
0
'03
'08
'13
U.S.
RANKL inhibitors
Parathyroid hormone analogues
SERMs
Bisphosphonates
Europe
Strontium salts
RANKL inhibitors
Parathyroid hormone analogues
SERMs
Bisphosphonates

Source: Osteoporosis/Decision Base 9.
(Decision Resources, Inc., 2003-2005, http://www.dresources.com)
Note: Estimates for Europe cover France, Germany, Italy, Spain, and the United Kingdom.

Incidence Trend by Cancer Type According to Primary Site (Japan, Male)


80,000 (Cases)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Stomach
Colon
Rectum
Liver
Lung
Bladder
Malignant lymphoma
Multiple myeloma
2000
2005
2010 (Estimates)

Incidence Trend by Cancer Type According to Primary Site (Japan, Female)


50,000 (Cases)
40,000
30,000
20,000
10,000
0
Stomach
Colon
Rectum
Liver
Lung
Breast
Bladder
Malignant lymphoma
Multiple myeloma
2000
2005
2010 (Estimates)

Source: Cancer White Paper-Incidence/Death/Prognosis-2004 (Shinohara Shuppan Shinsha).
Note: Values for 2010 are predicted values based on analysis using Bayesian Poisson cohort models.

Prescription Drug Market Trends in Japan


(Trillions of yen)
9
8
7
6
5
0
'01
'02
'03
'04
'05

Source: IMS JPM MAT December 2001-2005.
Reprinted with permission.

Top 20 Sales among Newly Launched Drugs

(Billions of yen)

	Product Name	Indication	Company Name	FY2003	FY2004	Change (%)	FY2005 Estimate	Launch Year
1	Micardis	ARB	Astellas Pharma Inc.	8.6	**26.1**	203	32.8	02/12
2	Fungard	Antifungal	Astellas Pharma Inc.	11.1	**13.8**	24	16.0	02/12
3	Benet	Osteoporosis	Takeda Pharmaceutical Company Limited	10.7	**13.7**	28	—	02/ 5
4	Durotep Patch	Cancer Pain	Kyowa Hakko Kogyo Co., Ltd.	8.8	**12.6**	43	13.7	02/ 3
5	Olmetec	ARB	Sankyo Co., Ltd.	—	**9.0**	—	19.3	04/ 5
6	Claritin	Allergy	Shionogi & Co., Ltd.	5.5	**8.9**	62	11.0	02/ 9
7	Serevent*	Asthma	GlaxoSmithKline K.K.	4.8	**8.2**	71	—	02/ 6
8	Remicade	Rheumatic Arthritis	Tanabe Seiyaku Co., Ltd.	3.1	**7.5**	142	13.0	02/ 5
9	Pegasys	Interferon	Chugai Pharmaceutical Co., Ltd.	—	6.4	—	8.5	03/12
10	Elaspol	Acute Lung Injury	Ono Pharmaceutical Co., Ltd.	3.5	**4.8**	37	7.5	02/ 6
11	Renagel	Hyperphosphatemia	Chugai Pharmaceutical Co., Ltd.	—	3.6	—	4.6	03/06
12	Evista	Osteoporosis	Chugai Pharmaceutical Co., Ltd.	—	3.3	—	7.6	04/05
13	Qvar	Asthma	Dainippon Pharmaceutical Co., Ltd.	1.5	**3.0**	100	4.3	02/ 8
13	Calblock	Ca Antagonist	Sankyo Co., Ltd.	0.6	**3.0**	400	7.1	03/ 5
15	Oxycontin	Cancer Pain	Shionogi & Co., Ltd.	0.9	**2.9**	222	5.0	03/ 7
16	Omegacin	Antibiotic	Meiji Seika Kaisha, Ltd.	2.5	**2.7**	8	3.8	02/ 3
17	Gatifloxacin	Antimicrobial Agent	Kyorin Pharmaceutical Co., Ltd.	1.7	**2.3**	35	2.6	02/ 6
18	Livalo	Statin	Sankyo Co., Ltd.	1.9	**2.1**	11	3.7	03/ 9
18	Xeloda	Malignancy	Chugai Pharmaceutical Co., Ltd.	—	2.1	—	2.6	03/06
20	Ketek	Antibiotic	Astellas Pharma Inc.	2.8	**2.0**	-29	3.2	03/12

Source: Medical Information eXpress, Extra Number 2005 (Elsevier Japan).
Notes: 1. * indicates NHI price basis. — includes undisclosed case.
2. Fiscal term of Chugai and GlaxoSmithKline ends in December.
3. FY2005 sales figures are estimates made at the time of publication (September 2005) and may differ from actual results.

Head Office

1-1 Nihonbashi-Muromachi 2-Chome,
Chuo-ku, Tokyo, 103-8324 Japan
Telephone: +81-(0)3-3281-6611
Facsimile: +81-(0)3-3281-2828
URL: http://www.chugai-pharm.co.jp/english

Branches

Sapporo, Sendai, Tokyo 1, Tokyo 2,
Yokohama, Kanshinetsu, Nagoya, Osaka,
Kyoto, Kobe, Hiroshima, Takamatsu, Fukuoka

Plants

Ukima (Tokyo), Fujieda (Shizuoka),
Utsunomiya (Tochigi), Kamakura (Kanagawa)

Research Laboratories

Fuji Gotemba (Shizuoka),
Kamakura (Kanagawa), Ukima (Tokyo)

Overseas Representative Office

Beijing Representative Office
1610 Beijing Fortune Bldg.
No. 5 Dong San Huan Bei Lu
Chao Yang District
Beijing 100004, China
Telephone: +86-(0) 10-6590-8061

Domestic Subsidiaries

Chugai Research Institute for Medical Science, Inc.

Chugai Business Support Co., Ltd.

Medical Culture Inc.

Chugai Distribution Co., Ltd.

Chugai Pharma Manufacturing Co., Ltd.

Chugai Clinical Research Center Co., Ltd.

Overseas Subsidiaries and Affiliate

Chugai Pharma Europe Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5600

Chugai Pharma U.K. Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5680

Chugai Pharma Marketing Ltd.
Mulliner House, Flanders Road
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5656

Germany Branch
Lyonerstrasse 15, Atricom 7 OG
60528 Frankfurt am Main, Germany
Telephone: +49-(0) 69-663000-0

Chugai Pharma France S.A.S.
Tour Franklin, La Defence 8
100/101 Quartier Boieldieu
92042 Paris La Defence Cedex, France
Telephone: +33-(0) 1-56-37-05-20

CHUGAI sanofi- aventis S.N.C.
20 Avenue Raymond Aron
92165 Antony Cedex, France
Telephone: +33-(0) 1-55-71-60-89

Chugai U.S.A., Inc.
Crossroads Business Center,
1 Crossroads Drive, Building A/2nd floor,
Bedminster, NJ 07921 USA
Telephone: +1-908-947-2700

New York Office
444 Madison Avenue
New York, NY 10022, U.S.A.
Telephone: +1-212-486-7780

Chugai Pharma U.S.A., LLC
Crossroads Business Center,
1 Crossroads Drive, Building A/2nd floor,
Bedminster, NJ 07921 USA
Telephone: +1-908-947-2700

Chugai Pharma (Shanghai) Consulting Co., Ltd.
Unit 1209, Lansheng Building
No. 2-8, Central Huaihai Road,
Shanghai 200021 China
Telephone: +86-(0)21-6319-0388

Beijing Branch
1611 Beijing Fortune Bldg.
No5, Dong San Huan Bei Lu,
Chao Yang District, Beijing 100004 China
Telephone: +86-(0)10-6590-8066

Guangzhou Branch
Unit2508B, Yian Plaza,
No.33 Jian She 6th Road,
Guangzhou, 510060 China
Telephone: +86-(0)20-8363-3468

Chugai Pharma Taiwan Ltd.
4F, No. 180, Sec. 2, Min-Sheng E. Road
Taipei, Republic of China
Telephone: +886-(0) 2-2506-6699

C&C Research Laboratories
146-141, Annyung-ri, Taean-up
Hwasung-si, Kyunggi-do
445-970 Republic of Korea
Telephone: +82-(0) 31-2306-542

R&D Partners

Forerunner Pharma Research Co., Ltd.
2-16 Komaba 4-Chome, Meguro-ku,
Tokyo, 153-0041 Japan
Telephone: +81-(0)3-5465-0871

PharmaLogicals Research Pte.Ltd
6A Napier Road Gleneagles Hospiatal
#03-32 Annete Block Stngapore 258500
Telephone: +65-6476-0084

Chugai's Global Network



Chugai Pharma Europe Ltd. (London, U.K.)
Chugai Pharma Marketing Ltd. (London, U.K.)
Chugai Pharma U.K. Ltd. (London, U.K.)
Chugai Pharmaceutical Co., Ltd. Beijing Representative Office (Beijing, China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. Beijing Branch (Beijing, China)
C&C Research Laboratories (Gyeonggi, Republic of Korea)
Chugai U.S.A., Inc. (New Jersey, U.S.A.)
Chugai Pharma U.S.A., LLC (New Jersey, U.S.A.)
Chugai Pharmaceutical Co., Ltd.
Chugai U.S.A., Inc. New York Office (New York, U.S.A.)
Overseas Subsidiaries/Affiliate
Branches/Offices
Overseas Representative Offices
R&D Partners
Chugai Pharma Marketing Ltd. Germany Branch (Frankfurt, Germany)
Chugai Pharma France S.A.S. (Paris, France)
CHUGAI sanofi-aventis S.N.C. (Antony, France)
Chugai Pharma Taiwan Ltd. (Taipei, Republic of China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. (Shanghai, China)
Chugai Pharma (Shanghai) Consulting Co., Ltd. Guangzhou Branch (Guangzhou, China)
PharmaLogicals Research Pte. Ltd. (Singapore, Republic of Singapore)

ORGANIZATION (AS OF APRIL 1, 2006)



Shareholder's Meeting
Board Meeting
President
Corporate Auditors
Corporate Auditors' Committee
Executive Committee
IAC
Corporate Planning Dept.
Corporate Social Responsibility Dept.
Corporate Communications Dept.
Finance & Accounting Dept.
Purchasing Dept.
Information System Dept.
ERP System Dept.
Legal & Compliance Dept.
General Affairs Dept.
Secretarial Dept.
Human Resources Management Dept.
Human Capital Development Dept.
External Affairs Dept.
Intellectual Property Dept.
Audit Dept.
Strategic Marketing Unit
Strategic Planning Dept.
Project Management (Pre-PoC) Dept.
Business Intelligence Dept.
Business Development Dept.
Oncology Disease Area Dept.
Renal Disease Area Dept.
Bone Disease Area Dept.
Targeted Disease Areas Dept.
MRA Unit
Corporate Regulatory Compliance & Quality Assurance Div.
Regulatory Compliance & Quality Assurance Coordination Dept.
Development Regulatory Affairs Dept.
Pharmacovigilance Dept.
Drug Safety Compliance Dept.
Drug Safety Data Management Dept.
Quality Assurance Dept.
Regulatory Affairs Audit Dept.
Research Div.
Business Support Dept.
Research Compliance & Quality Assurance Coordination Dept.
Research Planning & Coordination Dept.
Pharmaceutical Technology Dept.
Chemistry Research Dept. 1-2
Pharmaceutical Research Dept.1-3
Genome Antibody Product Research Dept.
Pre-Clinical Research Dept.
Safety Assessment Dept.
Clinical Development Div.
Clinical Research Coordination Dept.
Clinical Research Dept. 1-4
Product Development Dept.
Drug Engineering Div.
CMC Planning & Coordination Dept.
CMC Regulatory Affairs Dept.
Engineering Dept.
Synthetic Technology Research Dept.
Bio-Product Technology Research Dept.
Formulation Technology Research Dept.
Analytical Technology Research Dept.
Pharmaceutical Production Div.*
Production Coordination Dept.
Production Technology Coordination Dept.
Ukima Business Support Dept.
Kamakura Business Support Dept.
Ukima Plant
Fujieda Plant
Utsunomiya Plant
Kamakura Plant
Sales Div.
Sales Coordination Dept.
Wholesaler Business Planning Dept.
Sales Support Dept.
Oncology Disease Area Medical Business & Science Dept.
Renal Disease Area Medical Business & Science Dept.
Bone Disease Area Medical Business & Science Dept.
Primary Care Products Medical Business & Science Dept.
Drug Information Center
Customer Relation Dept.
Product Research Dept.
Sapporo Branch
Sendai Branch
Kanshin-etsu Branch
Tokyo No.1 Branch
Tokyo No.2 Branch
Yokohama Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch
International Business Div.
International Business Coordination Dept.
Beijing Representative Office

* After the Company split segregating production business on May 1, 2006, Chugai's production-related organization will consist of Production Planning Department, Ukima Plant, and Kamakura Plant.

CORPORATE DATA

Chugai Pharmaceutical Co., Ltd. (As of December 31, 2005)

Year of Foundation

1925

Year of Establishment

1943

Address

1-1 Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo, 103-8324 Japan

Stated Capital

¥72,443,996,637

Number of Employees

5,357

Number of Shares Issued of Common Stock

558,655,824

Number of Shareholders

50,356

Stock Listing

Tokyo

Fiscal Year-End

December 31

General Meeting of Shareholders

March

Stock Transfer Agent

Mitsubishi UFJ Trust Bank Limited

Public Notices (As of March 23, 2006)

Public Notices are to be made electronically on Chugai Website (http://www.chugai-pharma.co.jp/hc/ir). In case electronic communications are unavailable, Public Notice will be made in the newspaper, Nihon Keizai Shimbun.

For further information, please contact:

Investor Relations

Tel: +81-(0)3-3273-0554

Fax: +81-(0)3-3281-6607

E-mail: ir@chugai-pharm.co.jp

Chugai Pharmaceutical Co., Ltd. provides information on its Website:

URL: http://www.chugai-pharm.co.jp/english

Classification of Shareholders

By Shareholder



Securities Firms	Number of Shares: 8,317,431 1.49% (Number of Shareholders: 66)
Other Corporations	Number of Shares: 6,205,486 1.11% (Number of Shareholders: 333)
Financial Institutions	Number of Shares: 85,810,473 15.36% (Number of Shareholders: 86)
Individuals and Other	Number of Shares: 47,143,000 8.44% (Number of Shareholders: 47,143)
Foreign Corporations	Number of Shares: 411,178,049 73.60% (Number of Shareholders: 408)

By Number of Shares Held



Fewer than 100 shares	Number of Shares: 148,787 0.03% (Number of Shareholders: 3,592)
More than 100 shares	Number of Shares: 8,496,252 1.52% (Number of Shareholders: 34,213)
More than 1,000 shares	Number of Shares: 23,104,976 4.14% (Number of Shareholders: 11,867)
More than 10,000 shares	Number of Shares: 11,961,487 2.14% (Number of Shareholders: 504)
More than 100,000 shares	Number of Shares: 42,206,605 7.56% (Number of Shareholders: 127)
More than 1,000,000 shares	Number of Shares: 472,737,717 84.62% (Number of Shareholders: 53)

Major Shareholders*

Name	Number of Shares Held (Thousands)	Percentage of Ownership Voting (%)
Roche Pharmholdings B.V.	279,844	50.61
The Chase Manhattan Bank, N.A., London	26,191	4.73
The Master Trust Bank of Japan, Ltd. (trust account)	22,504	4.07
Japan Trustee Services Bank, Ltd. (trust account)	20,232	3.65
Investors Bank and Trust Company (west)—Treaty	9,372	1.69
The Chase Manhattan Bank, N.A., London Secs Lending Omnibus Account	9,106	1.64
State Street Bank and Trust Company	8,085	1.46
Tokyo Marine & Nichido Fire Insurance Co., Ltd.	7,574	1.36
State Street Bank and Trust Company 505103	5,138	0.92
Nomura Securities Co., Ltd.	4,291	0.77

* 5,386,584 shares of treasury stock held by the Company are not included in the above breakdown of major shareholders.

Stock Price Information

	Stock Price	
	High	Low
From January 1, 2005 to December 31, 2005		
First Quarter	¥1,710	¥1,515
Second Quarter	1,725	1,525
Third Quarter	2,340	1,683
Fourth Quarter	2,940	2,120

Share Performance of Chugai


(Million)
250
200
150
100
50
100
75
50
25
0
Trading Volume
Chugai
Industry Average Index (Note)
Nikkei Index
'03/1 2 3 4 5 6 7 8 9 10 11 12 '04/1 2 3 4 5 6 7 8 9 10 11 12 '05/1 2 3 4 5 6 7 8 9 10 11 12

Share price on January 6, 2005 (¥1,180) = 100

Industry average index is calculated as below (because of the merger and delisting):

2005.10-: A total of eight companies (Takeda, Daiichi-Sankyo, Astellas, Shionogi, Eisai, Tanabe, Dainippon-Sumitomo, Chugai)

2005.9: A total of seven companies (Takeda, Astellas, Shionogi, Eisai, Tanabe, Dainippon, Chugai)

2005.4-8: A total of nine companies (Takeda, Sankyo, Astellas, Shionogi, Eisai, Daiichi, Tanabe, Dainippon, Chugai)

-2005.3: A total of ten companies (Takeda, Sankyo, Yamanouchi, Shionogi, Eisai, Daiichi, Fujisawa, Tanabe, Dainippon, Chugai)

CHUGAI CHUGAI PHARMACEUTICAL CO., LTD.
Roche A member of the Roche group
1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103-8324, Japan

(Reference) Results of operations (Non-Consolidated)

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
1st quarter of FY 2006 (Jan.-Mar.)	¥74,431 million	(8.7)	¥12,652 million	(41.2)	¥14,936 million	(38.9)
1st quarter of FY 2005 (Jan.-Mar.)	¥81,526 million	28.9	¥21,521 million	166.4	¥24,433 million	147.9
FY 2005 (Jan.-Dec.)	¥314,524 million		¥72,024 million		¥76,057 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
1st quarter of FY 2006 (Jan.-Mar.)	¥9,905 million	(41.1)	¥17.89	¥17.86
1st quarter of FY 2005 (Jan.-Mar.)	¥16,821 million	178.5	¥30.61	¥30.35
FY 2005 (Jan.-Dec.)	¥51,367 million		¥92.89	¥92.24

(2) Financial conditions (Consolidated)

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
1st quarter of FY 2006 (Jan.-Mar.)	¥430,679 million	¥367,804 million	85.4%	¥664.08
1st quarter of FY 2005 (Jan.-Mar.)	¥413,035 million	¥333,384 million	80.7%	¥606.53
FY 2005 (Jan.-Dec.)	¥456,442 million	¥368,306 million	80.7%	¥665.29

Results of cash flows (Consolidated)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
1st quarter of FY 2006 (Jan.-Mar.)	¥7,669 million	¥(10,943) million	¥(12,179) million	¥58,998 million
1st quarter of FY 2005 (Jan.-Mar.)	¥8,641 million	¥9,847 million	¥(4,955) million	¥71,029 million
FY 2005 (Jan.-Dec.)	¥64,663 million	¥(35,459) million	¥(12,556) million	¥74,380 million

Qualitative Information Regarding Financial Condition (Consolidated)

1) Changes in the Company's Financial Condition

Total assets at the end of the first quarter were ¥430,679 million, down ¥25,762 million from the previous fiscal year-end, mainly due to the decrease in cash and deposits by payments for accrued income taxes, dividends, etc. Total liabilities amounted to ¥61,334 million, down ¥25,109 million from the previous fiscal year-end. Working capital (current assets minus current liabilities) came to ¥250,138 million, and the current ratio was 561.0%, reflecting the Company's sound financial condition.

Shareholders' equity totaled ¥367,804 million, down ¥502 million from previous fiscal year-end, and the equity ratio was 85.4%, compared to 80.7% at the previous fiscal year-end.

2) Cash Flows

Net cash provided by operating activities amounted to ¥7,669 million, down ¥972 million compared with the same period last year mainly due to the decrease in sales and the increase in payments for income taxes. Net cash used in investing activities amounted to ¥10,943 million due to acquisition of fixed assets, etc. Net cash used in financing activities amounted to ¥12,179 million as a result of dividends paid.

Resulting from these activities, cash and cash equivalents at the end of the period first quarter totaled ¥58,998 million, decreasing by ¥15,381 million from the beginning of the period.

3. Consolidated Outlook for the Fiscal Year Ending December 31, 2006

As results for the first quarter were generally on target, the Company has made no revision to its previously announced outlooks for the interim and full fiscal year 2006.

Sales of Mainstay Products

(Millions of Yen)
Figures are rounded off to the nearest 100 million

	Consolidated			Non-Consolidated		
	First Quarter of FY2006	First Quarter of FY2005	Change (%)	First Quarter of FY2006	First Quarter of FY2005	Change (%)
Prescription Pharmaceuticals						
Tamiflu	15,400	23,000	(33.0)	15,400	23,000	(33.0)
Epogin	14,500	14,900	(2.7)	14,500	14,900	(2.7)
Neutrogin	7,900	7,200	9.7	2,400	2,700	(11.1)
Sigmart	3,900	4,100	(4.9)	3,300	3,500	(5.7)
Rituxan	3,700	3,600	2.8	3,700	3,600	2.8
Alfarol	3,200	3,400	(5.9)	3,200	3,400	(5.9)
Herceptin	2,900	2,200	31.8	2,900	2,200	31.8
Kytril	2,600	2,500	4.0	2,600	2,500	4.0
Evista	2,400	1,400	71.4	2,400	1,400	71.4
Suvenyl	1,700	1,500	13.3	1,700	1,500	13.3
Furtulon	1,500	2,200	(31.8)	1,500	2,200	(31.8)
Oxarol	1,500	1,500	0.0	1,500	1,500	0.0
Pegasys	1,500	1,700	(11.8)	1,500	1,700	(11.8)
Rythmodan	1,400	1,600	(12.5)	1,400	1,600	(12.5)
Rocephin	1,100	1,300	(15.4)	1,100	1,300	(15.4)
Renagel	1,000	900	11.1	1,000	900	11.1
Euglucon	900	1,100	(18.2)	900	1,100	(18.2)
Xeloda	500	500	0.0	500	500	0.0
Export Sales						
Neutrogin				2,900	1,600	81.3
Sigmart				500	500	0.0
Ulcerlmin				300	300	0.0

Consolidated Balance Sheets

	As of March 31, 2005			As of March 31, 2006			As of December 31, 2005		
Accounts	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Assets									
I Current assets:									
Cash and deposits		71,029			58,998			74,380	
Trade notes and accounts receivable		115,128			112,547			118,873	
Marketable securities		27,849			70,957			68,645	
Inventories		47,708			42,675			47,440	
Deferred tax assets		12,681			14,514			12,793	
Other		6,801			5,044			6,652	
Reserve for doubtful accounts		(341)			(338)			(347)	
Total current assets		280,856	68.0		304,400	70.7		328,439	72.0
II Fixed assets:									
1. Tangible fixed assets:									
Buildings and structures	104,194			97,244			97,257		
Accumulated depreciation	57,012	47,182		57,856	39,387		57,110	40,147	
Machinery and vehicles	60,395			59,542			59,597		
Accumulated depreciation	46,560	13,835		44,369	15,173		43,925	15,672	
Furniture and fixtures	33,976			33,017			32,643		
Accumulated depreciation	27,716	6,260		26,768	6,249		26,459	6,183	
Land		10,703			9,941			9,941	
Construction in progress		4,846			7,247			7,514	
Total tangible fixed assets		82,828			78,000			79,459	
2. Intangible fixed assets:									
Software		4,759			4,165			4,008	
Other		2,570			2,017			2,127	
Total intangible fixed assets		7,329			6,183			6,136	
3. Investments and other assets:									
Investment securities		13,567			19,819			18,482	
Long-term loans		123			100			100	
Deferred tax assets		16,525			10,797			11,499	
Other		12,144			11,652			12,629	
Reserve for doubtful accounts		(340)			(275)			(304)	
Total investments and other assets		42,020			42,095			42,407	
Total fixed assets		132,178	32.0		126,278	29.3		128,003	28.0
Total assets		413,035	100.0		430,679	100.0		456,442	100.0

Accounts	As of March 31, 2005 Millions of Yen	%	As of March 31, 2006 Millions of Yen	%	As of December 31, 2005 Millions of Yen	%
Liabilities						
I Current liabilities:						
Trade notes and accounts payable	14,151		17,133		20,989	
Short-term debt	1,000		—		—	
Other payables	5,044		6,982		13,467	
Accrued income taxes	10,944		7,280		18,820	
Deferred tax liabilities	2		4		4	
Accrued consumption taxes	1,838		1,578		1,888	
Accrued expenses	8,944		7,516		13,496	
Reserve for bonuses to employees	7,541		9,014		4,524	
Reserve for sales returns	77		38		43	
Reserve for sales rebates	1,523		2,732		1,884	
Other	2,156		1,982		3,347	
Total current liabilities	53,225	12.9	54,262	12.6	78,468	17.2
II Fixed liabilities:						
Bonds with warrant	3,306		601		901	
Convertible bonds	1,816		168		447	
Deferred tax liabilities	3		2		2	
Reserve for employees' retirement benefits	19,106		5,769		6,103	
Reserve for officers' retirement benefit	401		490		480	
Other	30		38		38	
Total fixed liabilities	24,664	6.0	7,071	1.6	7,975	1.7
Total liabilities	77,890	18.9	61,334	14.2	86,443	18.9
Minority interests						
Minority interests	1,760	0.4	1,541	0.4	1,692	0.4
Shareholders' equity						
I Common stock	70,554	17.1	72,734	16.9	72,443	15.9
II Additional paid-in capital	90,410	21.9	92,585	21.5	92,296	20.2
III Retained earnings	177,059	42.9	204,831	47.6	206,834	45.3
IV Net unrealized gain on securities	2,686	0.6	4,520	1.0	3,781	0.8
V Foreign currency translation adjustments	298	0.1	751	0.2	561	0.1
VI Treasury stock, at cost	(7,625)	(1.9)	(7,619)	(1.8)	(7,611)	(1.6)
Total shareholders' equity	333,384	80.7	367,804	85.4	368,306	80.7
Total liabilities, minority interests and shareholders' equity	413,035	100.0	430,679	100.0	456,442	100.0

Consolidated Statements of Income

	First Quarter of FY 2005 (Jan.1,2005 - Mar.31,2005)			First Quarter of FY 2006 (Jan.1,2006 - Mar.31,2006)			FY 2005 (Jan.1,2005 - Dec.31,2005)		
Accounts	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Net sales		84,643	100.0		77,240	100.0		327,155	100.0
II Cost of sales:		33,197	39.2		32,564	42.2		119,447	36.5
Gross profit		51,446	60.8		44,675	57.8		207,707	63.5
Reserve for sales returns		9	0.0		(5)	(0.0)		(23)	(0.0)
Net gross profit		51,436	60.8		44,681	57.8		207,731	63.5
III Selling, general and administrative expenses		28,047	33.1		30,629	39.7		128,562	39.3
Operating income		23,388	27.6		14,051	18.2		79,168	24.2
IV Non-operating income:									
Interest income	138			117			547		
Dividend income	1			1,057			94		
Life insurance dividends received	404			352			404		
Patent royalties	333			348			1,298		
Gain on foreign exchange	371			—			24		
Gain on derivatives	356			234			946		
Other	1,286	2,892	3.4	573	2,683	3.5	2,126	5,442	1.7
V Non-operating expenses:									
Interest expense	95			57			326		
Loss on disposal of fixed assets	18			41			327		
Reserve for doubtful accounts	4			—			35		
Loss on inventories	7			60			779		
Loss on derivatives	—			54			—		
Other	451	576	0.7	416	629	0.8	1,050	2,519	0.8
Recurring profit		25,704	30.4		16,105	20.9		82,091	25.1
VI Extraordinary gain:									
Gain on the return of substituted portion of welfare pension plan	—			—			10,717		
Fees of licensing agreement	1,667			—			1,667		
Gain on sales of fixed assets	—	1,667	2.0	—	—	—	723	13,108	4.0
VII Extraordinary loss:									
Office closing costs	—			—			6,826		
Loss on impairment	—	—	—	—	—	—	2,194	9,021	2.8
Income before income taxes and minority interests		27,371	32.3		16,105	20.9		86,178	26.3
Income taxes:									
Current	12,123			6,830			29,778		
Deferred	(2,354)	9,768	11.5	(1,519)	5,310	6.9	1,436	31,214	9.5
Minority interests		357	0.4		403	0.5		1,331	0.4
Net income		17,245	20.4		10,391	13.5		53,632	16.4

Consolidated Statements of Retained Earnings

Accounts	First Quarter of FY 2005 (Jan.1,2005 - Mar.31,2005) Millions of Yen		First Quarter of FY 2006 (Jan.1,2006 - Mar.31,2006) Millions of Yen		FY 2005 (Jan.1,2005 - Dec.31,2005) Millions of Yen	
(Additional paid-in capital)						
I Additional paid-in capital at beginning of period		90,387		92,296		90,387
II Increase in Additional paid-in capital						
Conversion of convertible bonds	22		139		705	
New stocks by exercise of warrant	—		150		1,200	
Gain on disposal of treasury stock	0	22	0	289	1	1,908
III Additional paid-in capital at end of period		90,410		92,585		92,296
(Retained earnings)						
I Retained earnings at beginning of period		164,854		206,834		164,854
II Increase in retained earnings						
Net income	17,245	17,245	10,391	10,391	53,632	53,632
III Decrease in retained earnings						
Dividends paid	4,946		12,171		11,558	
Bonuses to directors	94	5,040	222	12,393	94	11,652
IV Retained earnings at end of period		177,059		204,831		206,834

Consolidated Statements of Cash Flows

	First Quarter of FY 2005 (Jan.1,2005 - Mar.31,2005)	First Quarter of FY 2006 (Jan.1,2006 - Mar.31,2006)	FY 2005 (Jan.1,2005 - Dec.31,2005)
Accounts	Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities			
Income before income taxes and minority interests	27,371	16,105	86,178
Depreciation and amortization	3,378	2,946	16,980
Loss on impairment	—	—	2,194
Decrease in reserve for employees' retirement benefits	(1,083)	(334)	(14,082)
Interest and dividend income	(139)	(1,174)	(642)
Interest expense	95	57	326
Loss on disposal of fixed assets	18	41	327
Profit (loss) from sales of fixed assets	1	—	(802)
Gain (loss) on sales and revaluation of investment securities	(206)	—	206
Decrease (increase) in notes and Accounts receivable	(10,417)	6,343	(14,135)
Decrease in inventories	10,233	4,777	10,526
(Decrease) increase in notes and accounts payable	(5,026)	(3,865)	1,794
Decrease in accrued consumption taxes	(610)	(310)	(560)
Other	(5,527)	293	(4,181)
Subtotal	18,087	24,880	84,131
Interest and dividends received	139	1,200	582
Interest paid	(107)	(94)	(297)
Income taxes paid	(9,477)	(18,316)	(19,753)
Net cash (used in) provided by operating activities	8,641	7,669	64,663
II Cash flows from investing activities			
Purchases of marketable securities	(12,017)	(37,434)	(123,096)
Proceeds from sales of marketable securities	25,099	35,001	93,906
Purchases of investment securities	(1,080)	(1)	(3,132)
Proceeds from sales of investment securities	305	—	393
Purchases of fixed assets	(2,589)	(8,513)	(9,102)
Proceeds from sales of fixed assets	71	4	5,472
Net decrease in short-term loans	0	0	0
Net decrease in long-term loans	59	0	70
Proceeds from sales of subsidiary's stock accompanied with change in scope of consolidation	—	—	29
Net cash (used in) provided by investing activities	9,847	(10,943)	(35,459)
III Cash flows from financing activities			
Net decrease in long-term debt	—	—	(1,000)
Redemption of bonds	(0)	(0)	(0)
Net (increase) decrease in treasury stock	(8)	(7)	4
Cash dividends paid	(4,946)	(12,171)	(11,558)
Cash dividends paid to minority shareholders	—	—	(3)
Net cash used in financing activities	(4,955)	(12,179)	(12,556)
IV Effect of exchange rate changes on cash and cash equivalents	114	71	353
V Net increase in cash and cash equivalents	13,648	(15,381)	16,999
VI Cash and cash equivalents at beginning of period	57,380	74,380	57,380
VII Cash and cash equivalents at end of period	71,029	58,998	74,380

Change in accounting policies

Accounting standard for employees' pension and retirement benefits

The Company adopted new accounting standard for employees' pension and retirement benefits based on the guidance (Accounting Standards Board Statement No.3, "Partial Revision of Accounting Standards for Retirement Benefits" and Financial Accounting Standard Implementation Guidance No.7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005).

The effect of this adoption was to increase operating income, recurring profit and income before income taxes and minority interests by ¥119 million.

Development pipeline (as of April 25, 2006)

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
Oncology					
CGS20267	Breast cancer in postmenopausal women	Approved Jan. 06	letrozole Femara Tablet	Novartis (Novartis Pharma)	Aromatase inhibitor
EPOCH	Chemotherapy-induced anemia #	Filed Dec.05	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
R435	Colorectal cancer	Filed Apr.06	bevacizumab Avastin Injection	Roche / Genentech (Avastin)	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
R1415	Non-small cell lung cancer	Filed Apr.06	erlotinib Tarceva Oral	OSI/Genentech/ Roche	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
R340	Colon cancer (adjuvant) #	Filed Apr.06	capecitabine Xeloda Tablet	Roche	Antimetabolite, 5-FU derivative
	Colorectal cancer #	Phase 2			
	Gastric cancer #	Phase 2			
R597	Breast cancer (adjuvant) #	Phase 3 Multinational study	trastuzumab Herceptin Injection	Roche / Genentech	Humanized anti-HER2 monoclonal antibody
	Gastric cancer #	Phase 3 Multinational study			
MRA	Multiple myeloma	Phase 2 (France)	tocilizumab Actemra Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)			
R744	Chemotherapy-induced anemia	Phase 2	Injection	Roche	CERA (Continuous erythropoiesis receptor activator)
R1273	Non-small cell lung cancer	Phase 1	pertuzumab Injection	Roche / Genentech (Omnitarg)	HER dimerization inhibitory humanized monoclonal antibody
TP300	Colorectal cancer	Preparing for phase 1 (UK)	Injection	In-house	Topoisomerase I inhibitor
Bone and Joint					
MRA	Rheumatoid arthritis #	Preparing for filing (Japan)	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 3 (Overseas)	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic onset juvenile idiopathic arthritis (sJIA) #	Preparing for filing (Japan)	tocilizumab Actemra Injection	In-house	
		Phase 2 (UK)	tocilizumab Actemra Injection	In-house (Roche)	
ED-71	Osteoporosis	Phase 3	Oral	In-house	Activated Vitamin D derivative

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
R484	Osteoporosis	Phase 2 Completed	ibandronic acid Injection	Roche (Boniva in US / Bonviva in EU)	Bisphosphonate
		Phase 2	ibandronic acid Oral		
CHS13340	Osteoporosis	Phase 2	 Nasal spray	Daiichi Asubio Pharma	Recombinant parathyroid hormone (rhPTH1-34)
Renal disease					
R744	Renal anemia	Phase 2	 Injection	Roche	CERA (Continuous erythropoietin receptor activator)
Cardio/Cerebro-vascular disease					
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious disease					
R964	Chronic hepatitis C	Filed Jun.05	ribavirin Copegus Tablet	Roche	Anti-viral agent in combination with Pegasys
MRA	Crohn's disease #	Phase 2 (Japan)	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
	Castleman's disease	Phase 1 (US)	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic lupus erythematosus (SLE)	Phase 1 (US)	tocilizumab Actemra Injection	In-house (Roche)	
Other field					
EPOCH	Anemia in premature infants #	Approved Apr.06	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
	Predeposit of autologous blood transfusion #	Filed Mar.02	epoetin beta Epogin Injection		
VAL	Post-hepatectomy/ Liver transplantation	Phase 2 Completed	valine Injection	In-house	Recovery of liver function
	Decompensated cirrhosis	Phase 2	valine Oral		
GM-611	Diabetic gastroparesis	Phase 1 Completed (Japan)	mitemcinal Tablet	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase 2 (US)			
	Irritable bowel syndrome (IBS)	Phase 2 (US)			

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
R483	Type 2 diabetes	Phase 1 Completed	edaglitazone Oral	Roche	Insulin sensitizer

Changes from the last announcement on February 9, 2006

Oncology

-R435 Preparing for filing → Filed (colorectal cancer)

-R1415 Preparing for filing → Filed (non-small cell lung cancer)

-R340 Preparing for filing → Filed (# adjuvant colon cancer/monotherapy)

-TP300 Preparing for phase 1 (colorectal cancer)

Others

-EPOCH Filed → Approved (# anemia in premature infants)

(Reference) Development Pipeline

In Japan and abroad, Chugai is actively engaged in prescription pharmaceutical R&D activities. In the period under review, R&D costs totaled ¥12,254 million.

As for clinical development activities in Japan, the Company saw progress as described below:

Oncology

- In January 2006, the manufacturing and marketing approval for Aromatase inhibitor CGS20267 (product name: Femara) was obtained by our partner, Novartis Pharma K.K., for the treatment of breast cancer in postmenopausal women.
- In March, we filed an applications for R340 (product name: Xeloda) for monotherapy treatment in adjuvant colon cancer together with the application for global dosage and administration for breast cancer.
- In April, we filed an application for manufacturing and marketing approval for epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor R1415 (expected indication: non-small cell lung cancer).
- In April, we filed an application for manufacturing and marketing approval for humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody R435 (expected indication: colorectal cancer).

Other Diseases

- In January, we filed an application for additional dosage form, lotion, for psoriasis treatment, OCT (product name: Oxarol, marketed by Maruho Co., Ltd.).
- We obtained approval for our recombinant human erythropoietin EPOCH (product name: Epogin) for additional indication of anemia in premature infants.

At present, we are awaiting the approval of applications filed for the manufacture and marketing of eight agents under development (new molecular entities and additions of indications), including R964 (expected indication: chronic hepatitis C).

Clinical Development Activities Overseas

- We started preparation for initiating phase I clinical trials for topoisomerase I inhibitor, TP300, targeting colorectal cancer and other solid tumors, through Chugai Pharma Europe, in the U.K.

Translation

March 22, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Judgment granted in favor of Chugai

March 22, 2006 (Tokyo) - Chugai Pharmaceutical Co., Ltd. (hereinafter, Chugai) [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that the Tokyo District Court granted a judgment in favor of Chugai in a lawsuit in which Ajinomoto Co,. Inc,, the plaintiff, alleged infringement of Ajinomoto's patent by Chugai.

1. Date and place of the lawsuit filing and rendition of judgment

   Tokyo District Court — Filed: April 20, 2004
   Judgment rendered: March 22, 2006

2. Plaintiff

   (1) Name: Ajinomoto Co., Inc.
   (2) Address: 15-1, Kyobashi 1-chome, Chuo-ku, Tokyo
   (3) Representative Director: Norio Yamaguchi, President & CEO

3. Claim and Judgment

   (1) Judgment:
   Claim has been dismissed in its entirety.
   (2) Cause of claim:
   The plaintiff alleged that a process patent owned by the plaintiff has been infringed upon by Chugai in its manufacturing products, "Epogin" and "Neutrogin".
   (3) Contents of the claim:
   Seeking for JPY 3 billion and statutory post trial interest thereon as damages for the alleged patent infringement.

4. Outlook

   The subject patent was already declared to be invalid by the Japanese Patent Office on September 2005. Ajinomoto then appealed this decision and it is currently under review at the Intellectual Property High Court.
   This judgment of Tokyo District Court following the aforementioned decision of the Patent Office would support Chugai's position in this dispute and Chugai recognizes that it is the result of a fair and appropriate deliberation of the court.
   Meanwhile, Chugai's business performance will not be affected by this judgment.

Translation

March 23, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Chugai to Grant Stock Options (Stock Acquisition Rights)

Chugai Pharmaceutical Co., Ltd. (The Company), hereby announces that at a Board of Directors meeting held on March 23, 2006, the Company's Board of Directors approved the granting of stock acquisition rights in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan. The details of the granting of rights are as follows.

1. Scheduled Date for Granting Stock Acquisition Rights
   April 3, 2006
2. Number of Stock Acquisition Rights to be Granted
   3,440 stock acquisition rights (The number of shares per stock acquisition right shall be 100 shares)
3. Issue Price of Stock Acquisition Rights
   To be issued without receipt of consideration
4. Type/Number of Shares available under Stock Acquisition Rights
   344,000 shares of Chugai Pharmaceutical Co., Ltd. common stock
5. Amount to be Paid upon Exercise of Stock Acquisition Rights
   To be determined on April 3, 2006
6. Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights
   To be determined on April 3, 2006
7. Amount of Issue Price to be Credited to Paid-in Capital
   The amount of the issue price to be credited to paid-in capital is equal to the amount of the exercise price multiplied by 0.5. Any fraction less than one (1) yen as a result of this calculation shall be rounded up to the nearest yen.
8. Exercise Period of Stock Acquisition Rights
   From April 3, 2006 to March 23, 2016
9. Identity and Number of People to be Granted Stock Acquisition Rights
   A total of 117 people, including 6 Chugai Directors and 111 Chugai employees (Vice Presidents and other employees)

(Reference Data)

(1) Date of Board of Directors decision on resolution to be approved by the Annual General Meeting of Shareholders February 9, 2006

(2) Date of approval by the Annual General Meeting of Shareholders March 23, 2006

Translation

April 4, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi,
General Manager, Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Notice Concerning the Amount to be Paid Upon Exercise of the Stock Options (Stock Acquisition Rights)

Chugai Pharmaceutical Co., Ltd. (The Company), hereby announces that today, based on the approval of the granting of stock acquisition rights in the Board of Directors meeting held March 23, 2006, the amount to be paid upon the exercise of the stock acquisition rights and other details have been decided. The details are as follows.

1. Scheduled Date for Granting Stock Acquisition Rights: April 3, 2006
2. Number of Stock Acquisition Rights to be Granted: 3,440 stock acquisition rights (The number of shares per stock acquisition right shall be 100 shares)
3. Type/Number of Shares available under Stock Acquisition Rights: 344,000 shares of Chugai Pharmaceutical Co., Ltd. common stock
4. Amount to be Paid upon Exercise of Stock Acquisition Rights: 224,500 yen per one Stock Acquisition Right (2,245 yen per one stock)
5. Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights: 772,280,000 yen
6. Amount of Issue Price to be Credited to Paid-in Capital: 1,123 yen per one stock

(Reference Data)

(1) Date of Board of Directors decision on resolution to be approved by the Regular General Meeting of Shareholders: February 9, 2006
(2) Date of approval by the Regular General Meeting of Shareholders: March 23, 2006

*This notice is released today, one day later, due to the administrative procedure of notifying the authority.

Translation

April 17, 2006

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to:	Mamoru Togashi, General Manager, Corporate Communications Dept. Tel: +81-(0)3-3273-0881

Chugai Files NDA for an Anti-Tumor Agent, Erlotinib (Epidermal Growth Factor Receptor (EGFR/HER1) Tyrosine Kinase Inhibitor)

April 17, 2006 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President Osamu Nagayama] announced that the company filed a new drug application (NDA) for erlotinib for advanced or recurrent non-small cell lung cancer (NSCLC) with the Japanese Ministry of Health, Labour and Welfare (MHLW) as of April 14, 2006.

Erlotinib is the only compound as an EGFR tyrosine kinase inhibitor for which the survival benefit was proven with NSCLC. This was demonstrated in a global double-blind phase III trial (BR.21) conducted by the National Cancer Institute of Canada Clinical Trials Group/OSI/ Genentech /Roche, in which patients with locally advanced or metastatic NSCLC after failure of prior chemotherapy regimen were examined.

Lung cancer is one of the cancer types with poor prognosis. In Japan, 85,000 incidences were estimated in 2005*. After the US's approval for erlotinib in November 2004, erlotinib was evaluated and recommended continuing the phase II study running at that time by the Investigational Committee for Usage of Unapproved Drugs in July 2005.

Recently, the phase II study conducted to evaluate erlotinib's efficacy and safety in Japanese patients has been completed. The results confirmed erlotinib's anti-tumor effect and tolerability in patients after failure of prior chemotherapy regimen including platinum treatment.

* A.Oshima, T.Kuroishi, K.Tajima, "Cancer White Paper -Incidence/Death/Prognosis - 2004"

About erlotinib

Erlotinib is an investigational small molecule that targets the human epidermal growth factor receptor (HER1) pathway. HER1, also known as EGFR, is a key component of this signalling pathway, which plays a role in the formation and growth of numerous cancers. Erlotinib blocks tumour cell growth by inhibiting the tyrosine kinase activity of the HER1 signalling pathway inside the cell. Currently, erlotinib is marketed in more than 50 countries including the US and Europe, under the product name of Tarceva®.

About BR.21

BR.21 involved 731 patients with advanced NSCLC whose cancers had progressed after first- or second-line chemotherapy. The study compared patients receiving erlotinib monotherapy with placebo. Treatment with erlotinib in patients with advanced NSCLC resulted in significantly longer survival compared to placebo, a 42.5% improvement (6.7 months vs. 4.7 months).

About the Investigational Committee for Usage of Unapproved Drugs

In December 2004, the MHLW announced the establishment of a system enabling the implementation of clinical trials, and streamlined systematic usage, of certain medicines with proven efficacy which are approved in the US and/or Europe but not yet available in Japan, in combination with National Health Insurance-covered treatments. To drive the plan forward the MHLW has formed the "Investigational Committee for Usage of Unapproved Drugs" which consists of experts that are performing regular reviews and scientific evaluations of drug usage requests from academic societies and/or patients.

Translation

April 21, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Chugai Files NDA for an Anti-Tumor Agent, Bevacizumab (Humanized Anti-VEGF Monoclonal Antibody)

April 21, 2006 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President Osamu Nagayama (hereinafter, Chugai)] announced today that Chugai has filed a new drug application (NDA) for bevacizumab for advanced or recurrent colorectal cancer with the Japanese Ministry of Health, Labour and Welfare (MHLW).

This filing is based on a Japanese Phase I study, along with supporting US and/or European Phase II and III data, following the recommendation made by the fifth Investigational Committee for Usage of Unapproved Drugs as of July 2005. Bevacizumab is the first medicine to be filed without Japanese Phase II study for a major indication such as colorectal cancer since the establishment of this committee. As a result, the filing schedule was shortened by almost 18 months, compared to the company's original plan. In 2005, colorectal cancer was one of the most commonly reported cancers, with an estimated incidence of 115,000 people in Japan*.

The Japanese Phase I study was conducted in 18 patients with metastatic carcinoma of the colon or rectum in combination with 5-fluorouracil/folinic acid. The results confirmed bevacizumab's pharmacokinetics and safety in Japanese patients.
Requested by MHLW, we are currently carrying out the Safety Confirmation Study, which was recommended to be conducted by the investigational committee.

*A.Oshima, T.Kuroishi, K.Tajima, "Cancer White Paper -Incidence/Death/Prognosis - 2004"

About bevacizumab

Bevacizumab is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. It targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis). Currently, bevacizumab is marketed in the US and Europe, under the product name of Avastin®.

About the Investigational Committee for Usage of Unapproved Drugs

In December 2004, the MHLW announced the establishment of a system enabling the implementation of clinical trials, and streamlined systematic usage, of certain medicines with proven efficacy which are approved in the US and/or Europe but not yet available in Japan, in combination with National Health Insurance-covered treatments. To drive the plan forward the MHLW has formed the "Investigational Committee for Usage of Unapproved Drugs" which consists of experts that are performing regular reviews and scientific evaluations of drug usage requests from academic societies and/or patients.

About Safety Confirmation Study

Safety Confirmation Study is a study implemented for enhancing proper drug usage at the time of approval, assuming post-approval drug utilization by understanding clinical results. In cases for which post-marketing trials were required in the past, Safety Confirmation Study requires the post-marketing trials to be conducted ahead of the approval. Similar trials are being required as Phase IIIb outside Japan and it is becoming a necessity from the perspective of international harmonization.

(Quoted from the third Investigational Committee for Usage of Unapproved Drugs)

Translation

April 26, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Japanese Phase III Trial Data Demonstrates Efficacy of "Actemra®," a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody, on Rheumatoid Arthritis Patients

April 26, 2006 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President Osamu Nagayama (hereinafter, "Chugai")] and F. Hoffmann-La Roche Ltd. (hereinafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today that the humanized anti-human IL-6 (interleukin-6) receptor monoclonal antibody, Actemra® (generic name: tocilizumab (genetical recombination) injection), globally co-developed by Chugai and Roche, has shown efficacy as a monotherapy in rheumatoid arthritis patients in a double-blinded phase III trial conducted in Japan. The results were presented today at The Japan College of Rheumatology (JCR) Annual Scientific Meeting held in Nagasaki, Japan.

Trial Objective, Design and Results

Objective: To ascertain Actemra's clinical efficacy and safety for rheumatoid arthritis patients with inadequate response to methotrexate (MTX) treatment.

Method: This is a double-blinded trial evaluating 125 patients. 61 patients were allocated to receive Actemra 8mg/kg with MTX placebo (Actemra group) and 64 patients were allocated to receive Actemra placebo with MTX 8mg (placebo group). Actemra was administered every four weeks for total of six times, and MTX was administered every week for a total of 24 weeks.

Results: ACR response rates were used to determine the anti-rheumatic efficacy, and at the end of the 24 weeks (or at the last observation), Actemra group achieved statistically significantly higher response rates.

	Actemra group (Actemra + MTX placebo) N=61	placebo group (Actemra placebo+MTX) N=64	p value Actemra vs. placebo group
20% ACR response	80.3	25.0	p<0.001
50% ACR response	49.2	10.9	p<0.001
70% ACR response	29.5	6.3	p=0.001

Safety: The incidence of adverse events were observed in 56 cases out of 61 (91.8%) for the Actemra group, and 46 cases out of 64 (71.9%) for the placebo group. Serious adverse events were 4 and 3 cases, for Actemra and placebo group, respectively.

Actemra® is currently marketed in Japan under the trade name "ACTEMRA® 200 for Intravenous Infusion" after approval as a therapy for Castleman's disease in April 2005, and is now in preparation for filing additional indication of rheumatoid arthritis. Outside of Japan, phase III trials in rheumatoid arthritis are going on in 41 countries worldwide including co-development between Chugai and Roche.

Reference

Interleukin-6 (IL-6)

IL-6 was identified as an agent that can induce the differentiation of B cells in immune systems from cells producing antibodies. Later research revealed that IL-6 has diverse physiologic activation properties. They include proliferating and differentiating hematopoietic cells and nerve cells, as well as inflammatory reactions. IL-6 also relates to the pathologies of various immune abnormalities and inflammatory diseases, such as rheumatoid arthritis, Castleman's disease, Crohn's disease and multiple myeloma.

Actemra® (humanized anti-human IL-6 receptor monoclonal antibody)

Actemra® is a humanized antibody to the human IL-6 receptor, and was created using genome engineering technology. It controls IL-6 molecules by stopping IL-6 from binding with IL-6 receptors. Actemra may have applications in the treatment of diseases whose pathologies apparently relate closely to IL-6.

ACR response

The ACR-20 response was developed as one of the measures of improvement in the treatment of rheumatoid arthritis by the American College of Rheumatology, with standards for a 20% response, 50% response and 70% response. An ACR-20 response is defined as a reduction in each patient of at least 20% in criteria (1) and (2) listed below, plus an improvement of at least 20% in at least three of the others.

Disease Activity Measure

(1) Tender joint count
(2) Swollen joint count
(3) Patient's assessment of pain
(4) Patient's global assessment of disease
(5) Physician's global assessment of disease activity
(6) Patient's assessment of physical function
(7) Acute-phase reactant value

Translation

April 26, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces First Quarter Sales 2006

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its first quarter sales 2006 (January 1 – March 31, 2006) Roche owns 50.1% of Chugai's outstanding shares (50.6% of voting rights) since October 1, 2002 (as of December 31, 2005). Its press release and presentation materials can be found on its Website (http://www.roche.com).

Media Release Presentation[PDF]

Chugai's sales for the period of January 1 to March 31, 2006 are included in the announced Roche Group's sales. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's first quarter results for fiscal 2006 (January – March, 2006) were announced on April 25, 2006.

Translation

April 28, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

"Actemra®," a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody, Filed for Rheumatoid Arthritis in Japan

April 28, 2006 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President Osamu Nagayama (hereinafter, "Chugai")] and F. Hoffmann-La Roche Ltd. (hereinafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today that the humanized anti-human IL-6 (interleukin-6) receptor monoclonal antibody, Actemra® [generic name: tocilizumab (genetical recombination)] was filed for the additional indication of rheumatoid arthritis and systemic-onset juvenile idiopathic arthritis, to the Japanese Ministry of Health, Labour and Welfare.

Rheumatoid arthritis is a systemic inflammatory disease in which the cause is unknown. The main symptoms are multiple joint inflammation and progressive joint damage. In Japan, it is estimated that approximately 330 thousand patients are undergoing treatment. Since the majority of patients are females in their 40s and 50s, the disease is causing serious psychological and social problems not only for the patients but also for their families, and a measure to counter the disease is seriously needed. Systemic-onset juvenile idiopathic arthritis is one form of rheumatoid arthritis in children, and it is estimated that there are approximately 1,700 patients in Japan*. The main symptoms are joint involvement, remittent fever and rheumatoid rash. Patients are often forced to spend a long time fighting against the disease, causing various difficulties in school life and continuing into adulthood for employment.

Actemra®, created by Chugai in collaboration with Osaka University, utilizes genetic recombinant technology to produce monoclonal antibody from mouse anti-IL-6 receptor monoclonal antibody. It works by inhibiting IL-6 biological activity through competitively blocking the binding of IL-6 to its receptor. Chugai filed the application with the two phase III studies conducted in Japan to gather data on efficacy and safety.

Actemra® was launched in June 2005 in Japan as a therapy for Castleman's disease**, following approval in April, and is now in preparation for filing the additional indication of rheumatoid arthritis. Outside of Japan, phase III clinical trials in rheumatoid arthritis are going on in 41 countries worldwide including co-development between Chugai and Roche, and Roche is planning to file the application in Europe and in the US in 2007.

* Estimated by using the incidence and prevalence rate derived from a field survey on "Medical Care of Juvenile Idiopathic Arthritis and Improvement of Quality of Life, 2001," combining with the population statistics of 2003 (Ministry of Health, Labour and Welfare).

** The approved indication is "improvement of various symptoms (e.g. general malaise) and laboratory findings (e.g. increased C-reactive protein, fibrinogen, and erythrocyte sedimentation rate, decreased haemoglobin and albumin) associated with Castleman's disease."

Translation

May 17, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Mamoru Togashi, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Announcement of an Appeal Against Chugai in a Patent Infringement Suit

May 17, 2006 (Tokyo) - Chugai Pharmaceutical Co., Ltd. (hereinafter, Chugai) [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced that it received a notice of appeal on May 16, 2006 from the Intellectual Property High Court. The appeal was filed by Ajinomoto Co., Inc. as of April 4, 2006, against the following judgment rendered by the Tokyo District Court on March 22, 2006.

1. Plaintiff

   (1) Name: Ajinomoto Co., Inc.

   (2) Address: 15-1, Kyobashi 1-chome, Chuo-ku, Tokyo

   (3) Representative Director: Norio Yamaguchi, President & CEO

2. Claim and Judgment by Tokyo District Court

   (1) Cause of claim:

   The plaintiff alleged that a process patent owned by the plaintiff has been infringed upon by Chugai in its manufacturing products, "Epogin" and "Neutrogin."

   (2) Contents of the claim:

   Seeking for JPY 3 billion and statutory post trial interest thereon as damages for the alleged patent infringement.

   The appellant has articulated in the original complaint that the total amount of damage is no less than JPY 38.2 billion and this complaint seeks for a partial payment of the total damage.

   (3) Judgment:

   Claim has been dismissed in its entirety.

3. Outlook

   We are confident that our products do not infringe Ajinomoto's patent as so rendered by the District Court, and intend to continue pursuing our defense at the appellate court. The subject patent was already declared to be invalid by the Japanese Patent Office on September 7, 2005. Ajinomoto then appealed this decision and it is currently under review at the Intellectual Property High Court.

[Translation: Please note that the following purports to be a translation from the Japanese original Notice of Convocation of the Annual General Meeting of Shareholders 2006 of Chugai Pharmaceutical Co., Ltd. prepared for the convenience of shareholders outside Japan with voting rights. However, in the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please also be advised that certain expressions regarding voting procedures for domestic shareholders that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion.]

March 1, 2006

To the Shareholders:

NOTICE OF CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE BUSINESS TERM ENDED DECEMBER 31, 2005

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of Shareholders of Chugai Pharmaceutical Co., Ltd. (the "Company") for the Business Term ended December 31, 2005. The meeting will be held as described below. In the event you are unable to attend the aforesaid meeting, please take necessary steps to exercise your voting rights upon the following matters to be resolved that can be reviewed in the attached "Reference Material Concerning Exercise of Voting Rights".

Yours very truly,

Osamu Nagayama
President & CEO
CHUGAI PHARMACEUTICAL CO., LTD. (the "Company")
1-1, Nihonbashi-Muromachi 2-chome
Chuo-ku, Tokyo

PARTICULARS

1. **Date and Time of the Meeting:** 10:00 a.m. on March 23, 2006 (Thursday)
2. **Place of the Meeting:** Rose Room on the 2nd Floor of Palace Hotel
   1-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
   (Please see the map attached at the end of this document (translation omitted).)
3. **Purpose of the Meeting:**
   Matters for Reporting:

(1) The Business Report for the Business Term (January 1, 2005 to December 31, 2005), the Consolidated Balance Sheet as of December 31 2005, the Consolidated Statement of Income for the aforesaid Business Term, the Non-Consolidated Balance Sheet as of December 31 2005, and the Non-Consolidated Statement of Income for the aforesaid Business Term.

(2) The Report on the Results of Audit of the Consolidated Financial Statements by Independent Auditors and the Board of Corporate Auditors.

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the Business Term ended December 31, 2005
Second Item of Business:	Partial Amendment to the Articles of Incorporation The substance of this item is contained in the "Reference Document Concerning Exercise of Voting Rights" below (Page 8 and 9 in the English translation).
Third Item of Business:	Approval of Company Split Agreement The substance of this item is contained in the "Reference Document Concerning Exercise of Voting Rights" below (Page 10 to 18 in the English translation).
Fourth Item of Business:	Election of Ten (10) Directors
Fifth Item of Business:	Issuance of Stock Acquisition Rights as Stock Options The substance of this item is contained in the "Reference Document Concerning Exercise of Voting Rights" below (from Page 23 and 24 in the English translation).
Sixth Item of Business:	Granting of Retirement Gratuities to Retiring Directors and Retiring Corporate Auditors and Paying Adjusted Amount resulting from the Revision of the Retirement Gratuities System for Directors and Corporate Auditors
Seventh Item of Business:	Revision of Remuneration for Corporate Auditors as a Group

- End -

CONSOLIDATED BALANCE SHEET
(As of December 31, 2005)

(millions of yen)

ITEM	AMOUNT	ITEM	AMOUNT
ASSETS		LIABILITIES	
Current Assets:	**328,439**	**Current Liabilities:**	**78,468**
Cash and deposits	74,380	Trade notes and accounts payables	20,989
Trade notes and accounts receivables	118,873	Other payables	13,467
Marketable securities	68,645	Accrued income taxes	18,820
Inventories	47,440	Deferred tax liabilities	4
Deferred tax assets	12,793	Accrued consumption taxes	1,888
Other	6,652	Accrued expenses	13,496
Allowance for doubtful accounts	- 347	Reserve for bonuses to employees	4,524
		Reserve for sales returns	43
		Reserve for sales rebates	1,884
		Other	3,347
Fixed Assets:	**128,003**	**Fixed Liabilities:**	**7,975**
Tangible Fixed Assets:	**79,459**	Bonds	901
Buildings and structures	40,147	Convertible bonds	447
Machinery and vehicles	15,672	Deferred tax liabilities	2
Tools, furniture and fixtures	6,183	Reserve for employees' retirement benefits	6,103
Land	9,941		
Construction in progress	7,514	Reserve for officers' retirement benefits	480
		Other	38
Intangible Fixed Assets:	**6,136**	**Total Liabilities**	**86,443**
Software	4,008		
Other	2,127	MINORITY INTERESTS	1,692
Investments and Other Assets:	**42,407**	SHAREHOLDERS' EQUITY	
Investment securities	18,482		
Long-term loans receivable	100	Common Stock	72,443
Deferred tax assets	11,499	Capital Surplus	92,296
Other	12,629	Retained Earnings	206,834
Allowance for doubtful accounts	- 304	Net unrealized holding gain on securities	3,781
		Translation adjustments	561
		Treasury shares	- 7,611
		Total Shareholders' Equity	**368,306**
TOTAL ASSETS	**456,442**	**TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY**	**456,442**

[Translation]

CONSOLIDATED STATEMENT OF INCOME
(From January 1, 2005 to December 31, 2005)

(millions of yen)

ITEM	AMOUNT	
	DETAILS	TOTAL
RECURRING PROFIT AND LOSS		
Operating Income and Loss		
Operating Income:		
Net sales		327,155
Operating Expenses:		
Cost of sales	119,447	
Reversal of reserve for sales returns	- 23	
Selling, general and administrative expenses	128,562	247,986
Operating Income:		**79,168**
Non-Operating Income and Loss		
Non-Operating Income:		
Interest and dividend receivable	642	
Other non-operating income	4,800	5,442
Non-Operating Expenses:		
Interest payable	326	
Other non-operating expenses	2,193	2,519
Recurring Profit:		**82,091**
SPECIAL GAIN AND LOSS		
Special Gain:		
Gain on return of government pension fund	10,717	
Fees of licensing agreement	1,667	
Gain on sale of fixed assets	723	13,108
Special Loss:		
Office closing costs	6,826	
Loss on impairment	2,194	9,021
Income before Income Taxes:		**86,178**
Income Taxes - current	29,778	
Income Taxes - deferred	1,436	31,214
Minority interests		1,331
Net Income:		**53,632**

[Translation]

NON-CONSOLIDATED BALANCE SHEET
(As of December 31, 2005)

(millions of yen)

ITEM	AMOUNT	ITEM	AMOUNT
ASSETS		LIABILITIES	
Current Assets:	**311,629**	**Current Liabilities:**	**75,808**
Cash and deposits	61,316	Trade accounts payables	20,914
Trade notes receivables	42	Accounts payables	2,360
Trade accounts receivables	117,253	Accrued expenses	12,791
Marketable securities	68,645	Accrued income taxes	18,204
Merchandise	4,511	Accrued consumption taxes	1,813
Products	18,182	Deposit	2,062
Semi-finished goods	12,225	Reserve for bonuses to employees	4,438
Raw materials	11,613	Reserve for sales returns	43
Work in progress	117	Reserve for sales rebates	1,884
Inventories	130	Other payables for facilities	11,100
Prepaid expenses	477	Other	193
Deferred tax assets	12,193		
Accrued income	4,938		
Other	325		
Allowance for doubtful accounts	-344		
Fixed Assets:	**131,397**	**Fixed Liabilities:**	**7,704**
Tangible Fixed Assets:	**77,861**	Bonds	901
Buildings	37,414	Convertible bonds	447
Structures	2,264	Reserve for employees' retirement benefits	5,844
Machinery and equipment	15,571		
Vehicles and delivery equipment	40	Reserve for officers' retirement benefits	480
Tools, furniture and fixtures	5,947	Other	30
Land	9,109	**Total Liabilities**	**83,513**
Construction in progress	7,514		
		SHAREHOLDERS' EQUITY	
Intangible Fixed Assets:	**4,959**	**Common Stock:**	**72,443**
Patents	31	**Capital Surplus:**	**92,296**
Trade mark	3	Additional paid-in capital	92,294
Software	4,008	Other capital surplus	1
Other	916	Net unrealized holding gain on treasury shares	1
Investments and Other Assets:	**48,576**	**Retained Earnings:**	**198,603**
Investment securities	18,240	Legal reserve	6,480
Shares of affiliates	6,111	Voluntary reserve	136,388
Investments in affiliates	113	Reserve for advanced depreciation of fixed assets	1,168
Long-term loans receivable	30	General reserve	135,220
Long-term loans to employees	2	Unappropriated retained earnings for the business term under review	55,734
Long-term prepaid expenses	3,778		
Deferred tax assets	11,402		
Deposit and guarantee	5,233	**Net unrealized holding gain on securities**	**3,781**
Long-term credits receivable	2,153	**Treasury shares**	**-7,611**
Other	1,810		
Allowance for doubtful accounts	-299	**Total Shareholders' Equity**	**359,513**
TOTAL ASSETS	**443,026**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**443,026**

[Translation]

NON-CONSOLIDATED STATEMENT OF INCOME
(From January 1, 2005 to December 31, 2005)

(millions of yen)

ITEM	AMOUNT	
	DETAILS	TOTAL
RECURRING PROFIT AND LOSS		
Operating Income and Loss		
Operating Income:		
Net sales		314,524
Operating Expenses:		
Cost of sales	118,629	
Provision of reserve for sales returns	-23	
Selling, general and administrative expenses	123,894	242,500
Operating Income:		**72,024**
Non-Operating Income and Loss		
Non-Operating Income:		
Interest and dividend receivable	638	
Other non-operating income	5,749	6,388
Non-Operating Expenses:		
Interest payable	251	
Other non-operating expenses	2,103	2,354
Recurring Profit:		**76,057**
SPECIAL INCOME AND LOSS		
Special Income:		
Gain on return of government pension fund	10,717	
Fees of licensing agreement	1,667	
Gain on sale of fixed assets	750	13,135
Special Loss:		
Office closing costs	6,337	
Loss on impairment	2,194	8,531
Income before Income Taxes:		**80,661**
Income Taxes – current		27,976
Income Taxes – deferred		1,318
Net Income:		**51,367**
Retained Earnings brought forward from the previous business term		10,979
Interim dividends		6,611
Unappropriated Retained Earnings at end of business term under review:		**55,734**

[Translation]

Details of the Proposed Appropriation of Retained Earnings for the Business Term ended December 31, 2005:

Item	Amount (in yen)
Unappropriated retained earnings at end of business term under review	55,734,856,786
Reversal of voluntary reserve	92,932,961
Reserve for advanced depreciation of fixed assets	92,932,961
Total	55,827,789,747
The Company proposes that the above will be appropriated as follows:	
Dividends (Ordinary dividend of ¥12 per share) (Special dividend of ¥10 per share)	12,171,923,280
Bonus to Directors	222,000,000
Reserve for voluntary reserve	14,000,000,000
General reserve	14,000,000,000
Retained earnings to be carried forward to the next business term	29,433,866,467

(Note) The Company declared interim dividend totaling 6,611,979,816 (¥12.00 per share) on September 9, 2005.

[Translation]

REFERENCE DOCUMENT CONCERNING THE EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all shareholders:

5,529,156

2. Items of Business and Matters for Reference:

First Item of Business: **Approval of the Proposed Appropriation of Retained Earnings for the Business Term ended December 31, 2005**

The proposal for the appropriation of retained earnings is as stated on page 7 in the English translation.

The Company's basic policy is to payout stable dividends to shareholders, taking into account the Company's overall situation, including demand for funds for medium-and long-term strategic investment, performance forecasts, the short-term performance due to epidemic of influenza and so forth. The Company aims to maintain an average about 30% of the consolidated divided payout ratio.

In addition, internal reserves will be used, among other things, to fund R&D activities in Japan and around the world and to make capital investments for new products to further enhance corporate value.

With respect to year-end dividend for the business term under review, the Company would like to declare ¥22 per share, including ordinary dividend of ¥12 per share and special dividend of ¥10 per share, in response to our Shareholder's support. The annual dividend for the business term under review is ¥34 per share, together with an interim dividend of ¥12 per share paid on September 9, 2005.

Second Item of Business: **Partial Amendment to the Articles of Incorporation**

The Company would like to make a partial amendment to the Articles of Incorporation as described below:

1. Reasons for the Amendment

(1) By virtue of the coming into force of the "Law regarding Partial Amendments to the Commercial Code, etc. for Introduction of an Electronic Public Notice System" (Law No. 87, 2004) on February 1, 2005, a company may give public notices electronically in accordance with the provisions of the Articles of Incorporation. The Company intends to adopt such electronic public notice system, which will be a more economical and efficient means of information disclosure. Therefore, the Company will modify Article 4 of the current Articles of Incorporation.

(2) At the meeting of the Board of Directors held on February 9, 2006, as part of its review of the compensation and remuneration system for Directors and Corporate Auditors, the Company adopted a resolution to abolish the retirement gratuities system for non-managing Directors and Corporate Auditors effective as of the closing of this Annual General Meeting of Shareholders.

Accordingly, certain wording will be deleted from the current Article 29 of the Articles of Incorporation.

These changes will be reflected provided that the Sixth Item and Seventh Item below are approved and resolved as originally proposed.

2. Proposed Amendments

The proposed amendments are as follows:

(Underlines indicate modified portions.)

Current Articles	Proposed Amendments
CHAPTER 1 GENERAL PROVISIONS (Method of Giving Public Notice) Article 4. Public notices of the Company shall be <u>given by publication of the *Nihon Keizai Shimbun* published in Tokyo.</u>	CHAPTER 1 GENERAL PROVISIONS (Method of Giving Public Notice) Article 4. Public notices of the Company <u>shall be given electronically. Provided, however, that if public notice cannot be made electronically by reason of an accident or any other unavoidable event, public notices shall be given by publication of the *Nihon Keizai Shimbun.*</u>
CHAPTER 5 CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS (Remuneration <u>and Retirement Gratuities</u> of Corporate Auditors) Article 29. Remuneration <u>and retirement gratuities</u> of Corporate Auditors shall be determined by a resolution of a general meeting of Shareholders.	CHAPTER 5 CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS (Remuneration of Corporate Auditors) Article 29. Remuneration of Corporate Auditors shall be determined by a resolution of a general meeting of Shareholders.

[Translation]

Third Item of Business: **Approval of Company Split Agreement**

1. Reasons why the Company Split is necessary

In the international market of pharmaceutical products, global competition concerning the research and development of new drugs, etc., is fierce, and the business environment is expected to be increasingly more difficult in the future. In order to adapt to such changing environment, the Company has adopted the mid-term business plan entitled "Sunrise 2010" and has been making efforts to implement it. The objectives of the proposed company split are to improve the manufacturing technology and cost efficiency of the Chugai group and to maximize the value of the Chugai group, by causing Chugai Techno Business Co., Ltd. (whose trade name is scheduled to be changed to "Chugai Pharma Manufacturing Co., Ltd." prior to the proposed company split), which is a wholly-owned subsidiary of the Company, to succeed to the business relating to the manufacture of pharmaceutical products, etc., conducted at the Ukima Plant, Fujieda Plant, Utsunomiya Plant and Kamakura Plant, as a part of the production system restructure which is one of the major goals under the mid-term business plan.

In order to achieve such objectives, the Company has decided to implement the proposed company split as of May 1, 2006, by means of a division-type[1] and absorption type company split (*bunsha-gata kyushu bunkatsu*), through which Chugai Techno Business Co., Ltd. will succeed to the Company's business referenced above.

2. Terms of the Company Split Agreement

[TRANSLATION] COMPANY SPLIT AGREEMENT (COPY)

Chugai Pharmaceutical Co., Ltd. (hereinafter referred to as "Chugai Pharmaceutical") and Chugai Techno Business Co., Ltd. (hereinafter referred to as "Chugai Techno") enter into this agreement (hereinafter referred to as this "Agreement") concerning the company split, through which Chugai Techno shall succeed to the business of Chugai Pharmaceutical described in Article 1.

Article 1 (Absorption-Type Company Split)

Chugai Pharmaceutical and Chugai Techno shall implement the absorption-type company split (*kyushu bunkatsu*; hereinafter referred to as the "Split"), through which Chugai Techno will succeed to the business (hereinafter referred to as the "Business") relating to the manufacture of pharmaceutical products, etc., conducted by Chugai Pharmaceutical at the Ukima Plant, Fujieda Plant, Utsunomiya Plant and Kamakura Plant (hereinafter collectively referred to as the "Four Plants") of Chugai Pharmaceutical.

Article 2 (Split Date)

The Split shall be implemented on May 1, 2006 (hereinafter referred to as the "Split Date"); provided, however, that the parties may change such date through consultation as necessary depending upon the progress of the procedures relating to the Split.

Article 3 (Shares to be Issued in Conjunction with the Split and its Allotment)

In conjunction with the Split, Chugai Techno shall newly issue one hundred (100) shares of its common stock, all of which shall be allocated to Chugai Pharmaceutical.

Article 4 (Amount of the Stated Capital and Capital Reserve to be Increased)

The amounts of Chugai Techno's stated capital and capital reserve to be increased as a result of the Split shall be as follows:

---

[1] [Note: "Division-type (*Bunsha-gata*)" means that the shares of Chugai Techno Business Co., Ltd. issued in connection with the Split shall be allotted to the Company, not to the shareholders of the Company.]

[Translation]

(1) Stated Capital: No increase.

(2) Capital Reserve: An amount equal to the aggregate amount of assets assumed by Chugai Techno from Chugai Pharmaceutical, reduced by the aggregate amount of liabilities assumed by Chugai Techno from Chugai Pharmaceutical.

Article 5 (Payment of Split Delivery Money)

In conjunction with the Split, no split delivery money shall be paid by Chugai Techno.

Article 6 (Rights and Obligations to be Assumed)

1. In conjunction with the Split, Chugai Techno shall assume the assets, liabilities, and other rights and obligations set forth in the Schedule, "List of Rights and Obligations to be Assumed", attached hereto. The assets and liabilities to be assumed shall be determined based on the balance sheets dated December 31, 2005, and other calculations made as of December 31, 2005, as adjusted for the increases and decreases between that date and the Split Date. With respect to the rights and obligations which cannot be assumed without the permissions, approvals, etc. of the applicable governmental agencies, their assumption shall be conditioned upon the procurement of such permissions, approvals, etc.

2. All of the liabilities to be assumed pursuant to the preceding Paragraph shall be assumed in such manner that the assignor and the assignee shall be jointly and severally liable therefor (*heizon-teki saimu hikiuke no hoho*). Notwithstanding the foregoing, as between Chugai Pharmaceutical and Chugai Techno, Chugai Techno shall be responsible for such liabilities in their entirety, and, if Chugai Pharmaceutical repays some or all of such liabilities, Chugai Techno shall immediately pay to Chugai Pharmaceutical the full amount of such repayment, together with any and all expenses incurred in connection with such repayment, pursuant to Chugai Pharmaceutical's request therefor.

Article 7 (Treatment of Employees)

1. Chugai Techno shall not assume any of the employment agreements between Chugai Pharmaceutical and Chugai Pharmaceutical's employees whose work relates to the Business; provided, however, that, on the Split Date, Chugai Pharmaceutical shall cause all of Chugai Pharmaceutical's employees whose work relates mainly to the Business to be seconded to Chugai Techno, and the parties hereto shall separately agree on the terms of such secondment through consultation.

2. Notwithstanding the provisions of the preceding Paragraph, in conjunction with the Split, Chugai Pharmaceutical's part-time employees and contract employees whose work relate mainly to the Business as of the Split Date shall be transferred to Chugai Techno, and their respective employment conditions shall be amended to be in compliance with Chugai Techno's standards applicable thereto.

Article 8 (Registration, Filing, Notification, Etc.)

1. Without delay after the Split, Chugai Pharmaceutical and Chugai Techno shall complete the registration, filing, notification and other procedures required in conjunction with the assets, liabilities, and other rights and obligations assumed pursuant to the provisions of Article 6.

2. Chugai Techno shall be responsible for the registration license taxes and any and all other expenses relating to the procedures referenced in the preceding Paragraph.

Article 9 (Shareholders' Meetings to Approve the Split)

Chugai Pharmaceutical shall hold its shareholders' meeting on March 23, 2006, and Chugai Techno shall hold its shareholders' meeting on February 24, 2006, where their respective shareholders will be asked to adopt resolutions approving this Agreement and other matters required for the Split; provided, however, that the dates of such shareholders' meetings may respectively be changed as necessary by the parties through consultation, depending upon the progress of the procedures relating to the Split.

Article 10 (Maximum Amount of Profit Dividends)

Chugai Pharmaceutical may distribute profit dividends to the shareholders (including beneficial shareholders) or registered pledgees listed or recorded in its register of shareholders (including the register of beneficial shareholders) as of the close of business on December 31, 2005, up to 22 Yen per share (12,171,923,280 Yen in total).

Article 11 (Directors and Statutory Auditors of Succeeding Company who Assumed the Applicable Office prior to the Split)

The term of office of each of Chugai Techno's directors and statutory auditors, who assumed the applicable office prior to the Split, shall continue until its original expiration date without regard to the Split.

Article 12 (Duty of Care of a Good Faith Manager)

1. After the execution of this Agreement, until the Split Date, Chugai Pharmaceutical shall operate the Business and manage/operate the assets related to the Business with the care of a good faith manager, and shall consult with Chugai Techno prior to taking any action that would materially affect any of its assets, rights or obligations.

2. After the execution of this Agreement, until the Split Date, Chugai Techno shall operate its business and manage/operate its assets with the care of a good faith manager, and shall consult with Chugai Pharmaceutical prior to taking any action that would materially affect any of its assets, rights or obligations.

3. Chugai Pharmaceutical hereby consents to the following changes relating to Chugai Techno:

(1) Amendment of the trade name of Chugai Techno, before the Split Date, to "Chugai Pharma Manufacturing Co., Ltd."

(2) Installation by the following persons, before the Split Date, as Chugai Techno's directors:

Directors: Mr. Kiyoshi Teramoto
Mr. Shigeru Hosoi
Mr. Motoo Ueno
Mr. Tomoyuki Nakayama
Dr. Minoru Machida
Mr. Yasutsugu Ohsawa
Mr. Shinya Unno

Article 13: (Absence of Non-Competition Obligation)

After the Split, Chugai Pharmaceutical shall have no obligation to refrain from competing against Chugai Techno with respect to the Business succeeded to by Chugai Techno.

Article 14: (Amendment/Termination of this Agreement)

If any material change occurs with respect to the Business or the condition of Chugai Techno's assets or business, after the execution of this Agreement and before the Split Date, the parties may amend or terminate this Agreement upon mutual consultation.

Article 15 (Effectiveness of this Agreement)

This Agreement shall become null and void if it is not approved at Chugai Pharmaceutical's or Chugai Techno's shareholders' meeting referenced in Article 9.

Article 16 (Matters for Consultation)

Matters not set forth in this Agreement, which are necessary for the Split, shall be determined upon consultation between the parties in good faith in accordance with the objectives of this Agreement.

IN WITNESS WHEREOF, this Agreement has been prepared in duplicate, and the parties hereto have affixed their respective names and seal impressions hereon, each retaining one counterpart.

February 9, 2006

Chugai Pharmaceutical Co., Ltd.
Address: 5-1, Ukima 5-chome, Kita-ku, Tokyo
Osamu Nagayama, Representative Director/President [SEAL]

Chugai Techno Business Co., Ltd.
Address: 16-3, Kiyohara Kogyo Danchi, Utsunomiya City, Tochigi Prefecture
Kazuo Sasahara, Representative Director/President [SEAL]

(SCHEDULE)

LIST OF RIGHTS AND OBLIGATIONS TO BE ASSUMED
(ARTICLE 6, PARAGRAPH 1, OF THE COMPANY SPLIT AGREEMENT)

1. Assets

(1) Liquid assets (cash, credit, unfinished products, raw materials and inventory goods, etc.) relating to the Business.

(2) Fixed assets relating to the Business listed below:
* Tangible fixed assets: Buildings, structures, machinery and equipment, automotive equipment, industrial equipment and fixtures, and construction in progress (CIP) relating to the Business.
* Intangible fixed assets: Rights to use facilities relating to the Business.

(3) Other assets relating to the Business.

Notwithstanding the foregoing, the following assets are excluded:

(1) Land.

(2) Assets related not only to the Business but also to other businesses.

(3) Fixed assets relating to the cultivation/purification of MRA (Tocilizumab) at the Ukima Office (including the Ukima Plant).

(4) Inventory of products (including merchandise) and investigational new drugs.

(5) Intellectual property rights and know-how.

(6) Manufacture/Distribution Approvals and other permissions issued under the Pharmaceutical Affairs Law.

With respect to those assets which are not to be assumed, which are listed under (1), (2), (3) and (5) above, and which were used in connection with the Business on the day before the Split Date, Chugai Pharmaceutical shall grant to Chugai Techno leases, implementation/utilization licenses, and take other actions on the Split Date, the detailed terms of which shall be separately agreed upon by the parties through consultation.

2. Liabilities

Chugai Techno shall not assume any of the liabilities appearing on Chugai Pharmaceutical's balance sheet as of the Split Date.

3. Agreements, Rights and Obligations

Any and all positions in, and rights and obligations under, plant/facility construction services agreements, manufacturing equipment purchase agreements, raw materials/unfinished products purchase agreements, manufacturing services agreements, rental agreements, service agreements, worker dispatch agreements, lease agreements, and any and all other agreements relating to the Business (provided, however, that obligations that constitute the liabilities set forth in Paragraph 2 above shall be excluded).

Notwithstanding the foregoing, positions in, and rights and obligations under, the following agreements shall be excluded:

(1) Agreements related not only to the Business but also to other businesses.

(2) Agreements with persons (including foreign juristic persons) located outside of Japan.

(3) Manufacturing services agreements relating to investigational new drugs.

(4) Raw materials or equipment purchase agreements for the manufacture of investigational new drugs, of which Chugai Pharmaceutical's Pharmaceutical Production Division (including the Four Plants) is not in charge.

(5) Agreements concerning evaluation of manufacturing methods or dosage forms, of which Chugai Pharmaceutical's Pharmaceutical Production Division (including the Four Plants) is not in charge.

(6) Agreements executed by Chugai Pharmaceutical as a manufacturer/distributor of pharmaceutical products pursuant to the laws and ordinances related to pharmaceutical affairs.

(7) Those manufacturing services agreements or purchase agreements for products or unfinished products, which relate to products whose main manufacturing processes do not occur at any of the Four Plants. (As used herein, "main manufacturing processes" shall refer to the processes that begin with the grinding or weighing of raw materials or unfinished products and end with the labeling, and exclude tests and inspections of any kind.)

(8) Agreements executed for the purpose of evaluating whether particular portions of manufacturing processes of products (which shall include the main manufacturing processes in their entirety) should be entrusted.

(9) Employment agreements.

(10) Supply agreements relating to raw materials, unfinished products or products, which do not involve manufacturing services.

(11) Agreements related to assets which are not assumed.

(12) Confidentiality agreements executed for the purpose of evaluating whether or not the agreements listed under (1) through (11) above should be executed.

(13) Agreements incidental or related to, or incorporated in, the agreements listed under (1) through (12) above.

(Note: The terms which are defined in the Company Split Agreement shall have the same meanings in this Schedule.)

End of Document

3. Explanation of the terms concerning the allotment of stock, as required under Article 374-18, Paragraph 1, Item 2, of the Commercial Code

The reasons for the terms concerning the allotment of stock in connection with the company split (hereinafter referred to as the "Split") involving the Company and Chugai Techno Business Co., Ltd. (hereinafter referred to as "Chugai Techno"), which is scheduled to be implemented on May 1, 2006, are set forth below.

The objectives of the Split are to improve the manufacturing technology and cost efficiency of the Chugai group and to maximize the value of the Chugai group, by causing Chugai Techno, which is a wholly-owned subsidiary of the Company, to succeed to the business relating to the manufacture of pharmaceutical products, etc., conducted at the Company's Ukima Plant, Fujieda Plant, Utsunomiya Plant and Kamakura Plant, as a part of the production system restructure which is one of the major goals under the mid-term business plan entitled "Sunrise 2010." In order to achieve such objectives, the Company and Chugai Techno have elected to implement the Split by means of a division-type and absorption-type company split (*bunsha-gata kyushu bunkatsu*).

Because the Company owns all of the issued shares of Chugai Techno's stock, and also because all of the stock newly issued by Chugai Techno in connection with the Split will be allotted to the Company, the number of shares allotted to the Company does not affect the amount of the Company's net assets. For this reason, based upon the discretionary agreement between the parties, the number of shares of common stock to be allotted to the Company by Chugai Techno in connection with the Split has been decided to be one hundred (100).

4. Explanation of the expected performance of obligations which each company shall perform, as required under Article 374-18, Paragraph 1, Item 3, of the Commercial Code

The following determinations have been made concerning the expected performance of the respective obligations of the Company and Chugai Techno Business Co., Ltd. (hereinafter referred to as "Chugai Techno"), in connection with the company split (hereinafter referred to as the "Split") involving the Company and Chugai Techno, which is scheduled to be implemented on May 1, 2006.

(1) Concerning the Company whose business will be split off

(i) The Company's assets and liabilities, as shown on its balance sheet as of December 31, 2005, are 443,026 million Yen and 83,513 million Yen, respectively; and the amount of its assets far exceeds the amount of its liabilities.

(ii) Because Chugai Techno is a wholly owned subsidiary of the Company, and because all of the shares newly issued by Chugai Techno in connection with the Split will be allotted to the Company, the Split will not affect the amount of the Company's net assets regardless of the number of shares allotted to the Company. For this reason, based on the current condition described in (i) above, the amount of the Company's assets will continue to far exceed the amount of its liabilities after the Split.

(iii) Currently, no event which would adversely affect the performance of obligations in connection with the Company's business after the Split is expected to occur.

(iv) Based on the foregoing, it has been determined that the obligations which shall be performed by the Company after the Split are likely able to be performed.

(2) Concerning Chugai Techno which will succeed to the applicable business

(i) Chugai Techno's assets and liabilities, as shown on its balance sheet as of December 31, 2005, are 247 million Yen and 102 million Yen, respectively; and the amount of its assets far exceeds the amount of its liabilities.

(ii) The amount of assets which are scheduled to be succeeded to by Chugai Techno from the Company in connection with the Split has been calculated to be 58,905 million Yen, based on

the Company's balance sheet as of December 31, 2005; and no liability appearing on the Company's balance sheet will be assumed by Chugai Techno in connection with the Split. For this reason, it is expected that the amount of Chugai Techno's assets will far exceed the amount of its liabilities after the Split.

(iii) Currently, no event which would adversely affect the performance of obligations in connection with Chugai Techno's business after the Split is expected to occur.

(iv) Based on the foregoing, it has been determined that the obligations which shall be performed by Chugai Techno after the Split are likely able to be performed.

5. Details of each Company's balance sheet and profit and loss statement, as required under Article 374-18, Paragraph 1, Items 4 through 7, of the Commercial Code

(1) Details of the Company's balance sheet as of December 31, 2005, and profit and loss statement for the period commencing on January 1, 2005, and ending on December 31, 2005, are set forth in Pages 21 through 24 of the Attachment hereto (Page 5 and 6 in the English translation).

(2) Details of Chugai Techno Business Co., Ltd.'s balance sheet as of December 31, 2005, and profit and loss statement for the period commencing on January 1, 2005, and ending on December 31, 2005, are set forth below:

[Translation]

NON-CONSOLIDATED BALANCE SHEET
(As of December 31, 2005)

(yen)

ITEM	AMOUNT	ITEM	AMOUNT
ASSETS		LIABILITIES	
Current Assets:	**234,588,314**	**Current Liabilities:**	**81,765,767**
Cash and deposits	126,245,903	Trade accounts payables	3,141,915
Trade accounts receivables	77,606,600	Accrued expenses	13,682,407
Accrued income	9,656,019	Accrued income taxes	203,000
Short-term loans receivable	510,000	Accrued consumption taxes	19,096,300
Deferred tax assets	17,737,000	Reserve for bonuses to employees	41,178,448
Other	2,832,792	Other	4,463,697
Fixed Assets:	**13,269,715**	**Fixed Liabilities:**	**20,893,100**
Tangible Fixed Assets:	**609,215**	Reserve for employees' retirement benefits	20,893,100
Tools, furniture and fixtures	609,215	**Total Liabilities**	**102,658,867**
Investments and Other Assets:	**12,660,500**	SHAREHOLDERS' EQUITY	
Rental deposit	5,049,500		
Deferred tax assets	7,611,000	**Common Stock**	**80,000,000**
		Capital Surplus	**17,200,000**
		Additional paid-in capital	17,200,000
		Retained Earnings	**47,999,162**
		Legal reserve	20,000,000
		Unappropriated retained earnings for the business term under review	27,999,162
		Total Shareholders' Equity	**145,199,162**
TOTAL ASSETS	**247,858,029**	**TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY**	**247,858,029**

[Translation]

NON-CONSOLIDATED STATEMENT OF INCOME
(From January 1, 2005 to December 31, 2005)

(yen)

ITEM	AMOUNT	
	DETAILS	TOTAL
RECURRING PROFIT AND LOSS		
Operating Income and Loss		
Operating Income:		
Net sales		849,428,040
Operating Expenses:		
Cost of sales	753,577,715	
Selling, general and administrative expenses	86,378,053	839,955,768
Operating Income:		**9,472,272**
Non-Operating Income and Loss		
Non-Operating Income:		
Interest receivable	43,581	
Gain on sale of fixed assets	65,446	
Other	3,492,268	3,601,295
Non-Operating Expenses:		
Loss on retirement of fixed assets	69,303	
Other	275,900	345,203
Recurring Profit:		**12,728,364**
SPECIAL GAIN AND LOSS		
Special Loss:		
Retirement payments		2,176,900
Income before Income Taxes:		**10,551,464**
Income Taxes - current		11,338,154
Income Taxes - deferred		- 7,514,000
Net Income		**6,727,310**
Retained Earnings brought forward from the previous business term		21,271,852
Unappropriated Retained Earnings at end of business term under review:		**27,999,162**

[Translation]

Fourth Item of Business: Election of Ten (10) Directors

Of all the twelve (12) Directors, the term of office of nine (9) Directors, namely, Mr. Osamu Nagayama, Mr. Motoo Ueno, Mr. Ryuzo Kodama, Mr. Akira Okazaki, Mr. Yasuo Maeno, Dr. Tatsumi Yamazaki, Dr. Etsuro Ogata, Dr. Franz B. Humer, and Mr. William M. Burns, will expire at the closing of this Annual General Meeting of Shareholders.

In addition, the Company intends to increase one (1) external Director in order to strengthen the Company's management structure. Therefore, it is proposed that ten (10) Directors be elected.

The candidates are as follows:

No.	Name (Date of Birth)	Summary of Career and Representation of Other Companies		No. of Shares of the Company Owned
1	Osamu Nagayama (Apr. 21, 1947)	Nov. 1978	entered into the Company	232,455 shares
		Mar. 1985	Director & Deputy General Manager of Development and Planning Dept. of the Company	
		Feb. 1986	Director & Deputy General Manager of Personal Healthcare Div. of the Company	
		Mar. 1987	Director & Senior Vice President of the Company	
		Mar. 1989	Representative Director & Deputy President of the Company	
		Sep. 1992	Representative Director, President & CEO of the Company (to present)	
2	Motoo Ueno (Aug. 11, 1957)	Apr. 1984	entered into the Company	293,357 shares
		Oct. 1991	General Manager of London Representative Office of the Company	
		Mar. 1993	Director of the Company & General Manager of London Representative Office of the Company	
		Nov. 1994	Director & General Manager of Medical Information Div. of the Company	
		Jan. 1995	Director & General Manager of Clinical Research Div. of the Company	
		June 1996	Director & Deputy General Manager of Research and Development Div. of the Company	
		June 1997	Director, Senior Vice President and Deputy General Manager of Research and Development Div. of the Company	
		Jan. 1998	Director, Senior Vice President of the Company, in charge of Product Planning	
		June 1998	Director, Senior Vice President and Deputy Director of Pharmaceutical Business of the Company	
		June 2000	Director & Senior Vice President of the Company	
		June 2002	Director & Deputy President of the Company	
		Mar. 2004	Representative Director & Deputy President of the Company (to present)	
3	Ryuzo Kodama (Jan. 10, 1947)	Apr. 1969	entered into Sumitomo Bank, Ltd.	2,400 shares
		June 1997	Director and General Manager of New York Branch of the said bank	
		July 1998	Director, General Manager of Americas Division and General Manager of New York Branch of the said bank	
		Oct. 1998	Director and General Manager of Americas Division of the said bank	
		June 2000	Managing Director, Executive Managing Officer and General Manger of Americas Division of the said bank	
		Apr. 2001	Managing Director and General Manager of Americas Division of Sumitomo Mitsui Banking Corporation	
		June 2002	Director and Senior Vice President of the Company	
		Apr. 2003	Director, Senior Vice President and General Manager of Finance & Accounting Dept. of the Company	

[Translation]

No.	Name (Date of Birth)	Summary of Career and Representation of Other Companies	No. of Shares of the Company Owned
		June 2003 Director & Senior Vice President of the Company Mar. 2004 Director & Executive Vice President of the Company (to present)	
4	Yasuo Maeno (May 12, 1942)	Apr. 1965 entered into the Company Jan. 1995 Department Manager of Marketing Dept. of the Company Oct. 1997 Department Manager of Post Marketing Research Dept. of the Company June 1998 Vice President & Department Manager of Medical Business Dept. of the Company Oct. 1999 Vice President of the Company Oct. 2002 Senior Vice President & General Manager of Sales & Marketing Div. of the Company Oct. 2003 Senior Vice President & Managing Director of Sales & Marketing Group of the Company Mar. 2004 Director & Executive Vice President of the Company (to present)	500 shares
5	Tatsumi Yamazaki (May 29, 1947)	Oct. 1980 entered into the Company Feb. 1993 Head of Laboratory of Molecular Science of the Company June 1996 Department Manager of Research Planning & Coordination Dept. of the Company Oct. 1997 Department Manager of Research Administration Dept. of the Company June 1998 Vice President & Department Manager of Research Administration Dept. of the Company June 1999 Vice President of the Company Oct. 2002 Senior Vice President & General Manager of Research Div. of the Company Oct. 2003 Senior Vice President & Managing Director of Research & Development Group of the Company Mar. 2004 Director & Executive Vice President of the Company (to present) (Representative of Other Companies) Representative Director of C&C Research Laboratory, Ltd. Representative Director of Forerunner Pharma Research Co., Ltd.	5,000 shares
6	Harutaka Fujita (June 20, 1944)	Apr. 1967 entered into The Long-term Credit Bank of Japan, Limited Apr. 1996 entered into the Company and Department Manager of External Affairs Dept. of the Company Oct. 2000 General Manager of General Affairs Dept. of the Company Oct. 2002 Vice President and General Manager of General Affairs Dept. of the Company Mar. 2004 Senior Vice President and General Manager of General Affairs Dept. of the Company Oct. 2004 Executive Vice President of the Company (to present)	2,800 shares
7	Etsuro Ogata (Jan. 5, 1932)	Feb. 1962 graduated from the post-graduate school Biology of University of Tokyo (DMSc) Apr.1973 Assistant Professor - Internal Medicine of University of Tsukuba Apr. 1975 Professor of University of Tsukuba and Professor - Health Service Center of University of Tokyo May 1979 Professor - Internal Medicine IV of University of Tokyo	10,000 shares

[Translation]

No.	Name (Date of Birth)	Summary of Career and Representation of Other Companies		No. of Shares of the Company Owned
		Apr. 1992	Deputy Director of Medical Center of Japanese Foundation for Cancer Research (currently Cancer Institute Hospital of Japanese Foundation for Cancer Research)	
		May 1992	Professor Emeritus of University of Tokyo (to present)	
		July 1993	Director of Medical Center of Japanese Foundation for Cancer Research	
		Feb. 2002	Director Emeritus of Medical Center of Japanese Foundation for Cancer Research (to present)	
		June 2002	Director of the Company (to present)	
8	Franz Bernhard Humer (July 1, 1946)	Sep. 1971	entered into ICME Zurich	0 share
		Nov. 1973	entered into Schering-Plough Corporation	
		Oct. 1981	entered into Glaxo Holdings plc	
		July 1986	Director of Glaxo Holdings plc, Director of Marketing Development & Product Licensing	
		Sep. 1987	Managing Director of Glaxo Pharmaceutical Limited, U.K.	
		Sep. 1989	Director of Glaxo Holdings plc	
		Sep. 1993	Chief Operating Director of Glaxo Holdings plc	
		Apr. 1995	Member of Board of Directors of Roche Holding Ltd., in charge of Management Strategies, Member of Corporate Executive Committee, Director of Pharmaceuticals Division	
		June 1995	Director of Genentech, Inc. (to present)	
		Jan. 1996	Director & Chief Operating Officer of Roche Holding Ltd.	
		Jan. 1998	Chief Vice President of Roche Holding Ltd.	
		Apr. 2001	Chairman of the Board of Directors and Chief Vice President of Roche Holding Ltd. (to present)	
		Oct. 2002	Member of Board of Directors of the Company (to present)	
9	William M. Burns (Oct. 12, 1947)	Sep. 1969	entered into Beecham Pharmaceuticals	0 share
		Sep. 1986	Director of Sales & Marketing, Roche Welwyn UK	
		Jan. 1988	Head of Pharmaceuticals Division, Roche Welwyn UK	
		Mar. 1991	Director of Global Head of Strategic Marketing & Business Development of F. Hoffmann-La Roche Ltd	
		Mar. 1995	Member of the Board of Roche Registration Ltd. (to present)	
		Mar. 1998	Head of Europe/International of Pharmaceuticals Division of F. Hoffmann-La Roche Ltd.	
		Jan. 2000	Member of Corporate Executive Committee of the Roche Holding Ltd. (to present)	
		Jan. 2001	Head of Pharmaceuticals Division of F. Hoffmann-La Roche Ltd. (to present) Director of Nippon Roche	
		Oct. 2002	Director of the Company (to present)	
		Apr. 2004	Director of Genentech, Inc. (to present)	
10	Erich Hunziker (Sep.15, 1953)	Mar. 1983	Vice President Group Strategy Pharmaceuticals Corange Ltd., Switzerland (Holding company Boehringer Mannheim Group)	0 share
		Jan. 1988	Managing Director Boehringer Mannheim, Switzerland	
		Mar. 1992	Head of Finance, Member of the Executive Board, Boehringer Mannheim, Germany	
		Mar. 1994	Head of Finance, Chairman of the Executive Board, Boehringer Mannheim, Germany	

[Translation]

No.	Name (Date of Birth)	Summary of Career and Representation of Other Companies		No. of Shares of the Company Owned
		Jan. 1995	President Pharmaceuticals Division, Member of the Executive Committee Boehringer Mannheim Group, Netherlands	
		Jan. 1997	Chief Financial Officer, Corange Ltd., Bermuda/UK	
		May 1998	Chief Executive Officer, Diethelm Group, Switzerland	
		Oct. 2001	Member of the Executive Committee of the Roche Group and Chief Financial Officer	
		Jan. 2005	Deputy Head of the Corporate Excecutive Committee of the Roche Group and CFO (to present)	

(Notes) 1. Dr. Etsuro Ogata, Dr. Franz B. Humer, Mr. Williams M. Burns and Dr. Erich Hunziker satisfy the condition of external Directors prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

2. In addition to the above-stated post, Dr. Franz B. Humer simultaneously assumes multiple positions of officers with representative power of several companies in Roche Group.

Fifth Item of Business: **Issuance of Stock Acquisition Rights as Stock Options**

Pursuant to Articles 280-20 and 280-21 of the Commercial Code, the Company would like to issue stock acquisition rights as stock options to its Directors and employees on the terms and conditions stated below:

1. Reason for issuing stock acquisition rights on particularly favorable conditions

Stock acquisition rights are issued without charge to the Directors and employees of the Company on the conditions stated in 3 below, for the purposes of enhancing motivation and morale, securing top-class human resources and improving the Company's business performance.

2. Persons to whom stock acquisition rights are granted

Stock acquisition rights shall be granted to the Directors and employees of the Company.

3. Conditions of the issuance of the stock acquisition rights

(1) Type and number of shares subject to stock acquisition rights

Up to 360,000 shares of the Company's common stock

If the Company declares a stock split or consolidation splits, the number of the shares to be issued upon exercise of the stock acquisition rights shall be adjusted according to the following formula. Provided, however, that such adjustment shall be made to the number of the shares to which stock acquisition rights have not been exercised at the time of such stock split or consolidation and that any fraction less than one share shall be discarded.

(Number of shares after adjustment) = (Number of shares before adjustment) x (Ratio of split or reverse split)

If stock acquisition rights are succeeded upon a merger or spin-off to establish a new company made between the Company and an other company, or a spin-off or company partition made by the Company, the number of shares shall be appropriately adjusted as needed.

(2) Total Number of stock acquisition rights to be issued

Up to 3,600 (100 common shares per stock acquisition right. Upon any adjustment stipulated in (1) above, the same adjustment to the number of common share per stock acquisition right shall be made.)

(3) Price of stock acquisition rights

Stock acquisition rights shall be issued without charge.

(4) Amount to be paid for the exercise of each stock acquisition right

The amount to be paid for the exercise of one stock acquisition right shall be the amount to be paid per share (determined by the method in the following paragraph) multiplied by the number of shares per stock acquisition right stipulated in (2) above.

The amount to be paid per share shall be the average closing price of the Company's common stock on all trading days (except days on which no trading is reported) in the month preceding the month in which the stock acquisition rights are issued, multiplied by 1.03 (any fraction of a yen rounded up to one yen).

Provided, however, that if the above amount is below the closing price on the day on which the stock acquisition rights are issued, such closing price shall be the amount to be paid per share. (If no trading is reported on the preceding day, the closing price mentioned in the above sentence shall be the closing price on the day before such day.)

If the Company declares a stock split or consolidation, the amount to be paid per share shall be adjusted according to the following formula (any fraction of a yen rounded up to one yen).

$$\text{(Amount to be paid after adjustment)} = \text{(Amount to be paid adjustment)} \times \frac{1}{\text{(Ratio of split or consolidation)}}$$

If the Company issues new shares or sells treasury shares at below market values (except for the exercise of stock acquisition rights and the conversion of convertible bonds pursuant to the Commercial Code before the enactment of the amendments to the Commercial Code (Law 128 of 2001)), the amount to be paid per share shall be adjusted according to the following formula (any fraction of a yen rounded up to one yen).

$$\text{(Amount to be paid after adjustment)} = \text{(Amount to be paid before adjustment)} \times \frac{\text{(Number of shares in issue)} + \dfrac{\text{(Number of newly issued shares)} \times \text{(Amount to be paid per newly issued share)}}{\text{(Share price before new issue)}}}{\text{(Number of shares in issue)} + \text{(Number of newly issued shares)}}$$

The number of shares in issue in the above formula means the number of the Company's shares in issue minus the Company's treasury shares. In the case of the sale of treasury shares, the "number of newly issued shares" and "amount to be paid per newly issued share" shall be substituted by the "number of treasury shares sold" and "selling price per share" respectively.

In addition, in case stock acquisition rights are succeeded upon a merger or spin-off to establish a new company made between the Company and other company, or a spin-off or company partition made by the Company, the number of shares shall be appropriately adjusted as needed.

(5) Exercise period of the stock acquisition rights

From April 1, 2006 to March 23, 2016

(6) Conditions for the exercise of stock acquisition rights

(A) The holders of stock acquisition rights must maintain their positions as Directors, Corporate Auditors or employees of the Company or its subsidiaries at the time of the exercise of their rights, except where such persons have resigned at the expiration of their terms of office, or retired upon reaching the age limit or for other good reasons.
(B) The other conditions shall be stipulated in the Stock Acquisition Right Grant Agreement to be concluded between the Company and each person to whom stock acquisition rights are granted in accordance with the resolutions of this Annual Meeting of Shareholders and the meeting of the Board of Directors.

(7) Conditions for cancellation of stock acquisition rights

(A) If a merger agreement where the Company becomes the dissolving company is approved, or a proposal for approval of a share exchange agreement or a share transfer by which the Company becomes a wholly-owned subsidiary of an other company is approved at a meeting of shareholders of the Company, stock acquisition rights may be cancelled without compensation.
(B) When the holders of stock acquisition rights lose their rights pursuant to (6) above before the exercise of their rights, such stock acquisition rights shall be cancelled without compensation.

(8) Limitation to the transfer of stock acquisition rights

Transfer of stock acquisition rights shall be subject to approval by the Board of Directors.

Sixth Item of Business: **Granting of Retirement Gratuities to Retiring Directors and Retiring Corporate Auditors and Paying Adjusted Amount resulting from the Revision of the Retirement Gratuities System for Directors and Corporate Auditors**

It is proposed that retirement gratuities be granted to Mr. Akira Okazaki, Director, who will retire from the position of Director due to the expiry of his term of office at the close of this Annual General Meeting of Shareholders, to the extent of a reasonable amount to be determined in accordance with the prescribed rules of the Company, in order to reward his valuable services to the Company. The Company proposes to entrust determination of a specific amount, the date of presentation, and methods thereof, etc. to negotiation among the Board of Directors.

The summary of career of retiring Director is as follows:

Name	Summary of Career	
Akira Okazaki	Mar. 2004	Director & Executive Vice President of the Company (to present)

Again, as noted in the aforementioned Second Item of Business, the Company, as part of its review of the remuneration system for Directors and Corporate Auditors of the Company, resolved to implement a policy to abolish the retirement gratuities system for non-managing Directors and Corporate Auditors. Accordingly, it is proposed that retirement gratuities be granted to each Director currently in office, namely, Mr. Abraham E. Cohen, Dr. Franz B. Humer, Mr. William M. Burns, Prof. Dr. Jonathan K.C. Knowles, Dr. Etsuro Ogata and Mr. Mitsuo Ohashi, and to each Corporate Auditor, namely, Messrs. Takao Honma, Motoo Saito, Yasunori Fujii and Toshio Kobayashi, who will be subject to the abolition of the retirement gratuities system. The amount paid will be within a reasonable amount determined in accordance with the prescribed rules of the Company and which corresponds to their respective terms of office as Directors and Corporate Auditors up to the closing of this Annual General Meeting of Shareholders, and the timing of payment will be at the time of their respective retirements as Directors and Corporate Auditors. The Company proposes to entrust determination of the specific amount, the date of presentation, and methods thereof, etc., to the Board of Directors with regard to the retiring Directors and to negotiation among the Corporate Auditors with regard to the retiring Corporate Auditors.

The summary of career of Directors and Corporate Auditors, who meet the above condition are as follows:

Name	Summary of Career	
Abraham E. Cohen	June 2001	Director of the Company (to present)
Franz B. Humer	Oct. 2002	Director of the Company (to present)
William M. Burns	Oct. 2002	Director of the Company (to present)
Jonathan K.C. Knowles	June 2003	Director of the Company (to present)
Etsuro Ogata	June 2002	Director of the Company (to present)
Mitsuo Ohashi	Mar. 2005	Director of the Company (to present)
Takao Honma	June 2003	Full-time Corporate Auditor of the Company (to present)
Motoo Saito	Mar. 2005	Full-time Corporate Auditor of the Company (to present)
Yasunori Fujii	Mar. 2004	Corporate Auditor of the Company (to present)
Toshio Kobayashi	Mar. 2004	Corporate Auditor of the Company (to present)

[Translation]

Seventh Item of Business: Revision of Remuneration for Corporate Auditors as a Group

The annual remuneration for Corporate Auditors of the Company as a group is an amount equal to or less than ¥80,000,000, as approved at the 82nd Annual General Meeting of Shareholders held in March 1994. However, in the light of the expected increase in duties of Corporate Auditors in line with changes in the business operations of the Company, as well as the abolition of the retirement gratuities system for Corporate Auditors, as explained above, it is proposed that the annual remuneration for Corporate Auditors as a group increase to an amount equal to or less than ¥100,000,000. The number of current Corporate Auditors is four (4).

- End -

CHUGAI Roche Group

CHUGAI PHARMACEUTICAL CO., LTD.

[Translated summary for informational purpose only]

March 23, 2006

To our Shareholders:

NOTICE OF RESOLUTION OF THE 95th ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters below were reported and resolved at the 95th Annual General Meeting of Shareholders of the Company held today.

Yours very truly,

OSAMU NAGAYAMA
President & CEO
CHUGAI PHARMACEUTICAL CO., LTD. (the "Company")
5-1, Ukima 5-chome, Kita-ku, Tokyo

PARTICULARS

Matters Reported:

(1) The Business Report for the Business Term (January 1, 2005 to December 31, 2005), the Consolidated Balance Sheet as of December 31 2005, the Consolidated Statement of Income for the aforesaid Business Term, the Non-Consolidated Balance Sheet as of December 31 2005, and the Non-Consolidated Statement of Income for the aforesaid Business Term;

(2) The Report on the Results of Audit of the Consolidated Financial Statements by Independent Auditors and the Board of Corporate Auditors.

The contents of the above were reported.

Matters Resolved:

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the Business Term ended December 31, 2005

This item was approved and resolved as originally proposed. The dividend for the end of the Term was decided to be ¥22.00 per share, including ordinary dividend of ¥12.00 per share and special dividend of ¥10.00 per share.

Second Item of Business: Partial Amendment to the Articles of Incorporation

This item was approved and resolved as originally proposed.

Third Item of Business: Approval of Company Split Agreement

This item was approved and resolved as originally proposed.

Fourth Item of Business: Election of Ten (10) Directors

This item was approved and resolved as originally proposed.
Ten Directors, namely, Mr. Osamu Nagayama, Mr. Motoo Ueno, Mr. Ryuzo Kodama, Mr. Yasuo Maeno, Dr. Tatsumi Yamazaki, Dr. Etsuro Ogata, Dr. Franz B. Humer, and Mr.

William M. Burns, were reelected and Mr. Harutaka Fujita and Dr. Erich Hunziker were newly elected and all assumed their respective offices.
Dr. Etsuro Ogata, Dr. Franz B. Humer, Mr. William M. Burns and Dr. Erich Hunziker satisfy the condition of external Director prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code

Fifth Item of Business: **Issuance of Stock Acquisition Rights as Stock Options**

This item was approved and resolved as originally proposed.
Maximum of 3,600 units (360,000 shares of common stock of the Company) of stock acquisition rights will be issued as stock option to the Directors and employees of the Company.

Sixth Item of Business: **Granting of Retirement Gratuities to Retiring Director and Paying Adjusted Amount resulting from the Revision of the Retirement Gratuities System for Directors and Corporate Auditors**

This item was approved and resolved as originally proposed.
Retirement gratuities to Mr. Akira Okazaki, Director, who retired from the position of Director due to the expiry of his term of office at the close of this Annual General Meeting of Shareholders, will be paid to the extent of a reasonable amount to be determined in accordance with the prescribed rules of the Company, in order to reward his valuable services to the Company. The determination of a specific amount, the date of presentation, and methods thereof, etc. are entrusted to the Board of Directors.

Pursuant to the abolition of the retirement gratuities system for non-managing Directors and Corporate Auditors, retirement gratuities will be paid to each Director currently in office, namely, Mr. Abraham E. Cohen, Dr. Franz B. Humer, Mr. William M. Burns, Prof. Dr. Jonathan K.C. Knowles, Dr. Etsuro Ogata and Mr. Mitsuo Ohashi, and to each Corporate Auditor, namely, Messrs. Takao Honma, Motoo Saito, Yasunori Fujii and Toshio Kobayashi, who are subject to the abolition of the retirement gratuities system. The amount paid will be within a reasonable amount determined in accordance with the prescribed rules of the Company and which corresponds to their respective terms of office as Directors and Corporate Auditors up to the close of this Annual General Meeting of Shareholders, and the timing

of payment will be at the time of their respective retirements as Directors and Corporate Auditors. The determination of the specific amount, the date of presentation, and methods thereof, etc., to the retiring Directors are entrusted to the Board of Directors and to the retiring Corporate Auditors are entrusted to negotiation among the Corporate Auditors.

Seventh Item of Business: Revision of Remuneration for Corporate Auditors as a Group

This item was approved and resolved as originally proposed.
The annual remuneration for Corporate Auditors as a group was revised to be an amount equal to or less than ¥100,000,000.

- End -

provide English translations of the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation.

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

OVERVIEW OF CONSOLIDATED COMPANY PERFORMANCE (Unaudited) (for the first quarter of fiscal year 2006)

Name of Company: **Chugai Pharmaceutical Co., Ltd.** April 25, 2006

Stock Listings: Tokyo

Security Code No.: 4519

(URL http://www.chugai-pharm.co.jp/english)

Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors

Contact: Mr. Yoshio Itaya, Vice President and General Manager of Finance and Accounting Department

Phone: +81-(0) 3-3281-6611

1. Notes to Consolidated Financial Statements

(1) Adoption of simplified method: None

(2) Change in accounting policies: Yes (See attached documents for details.)

(3) Change in scope of consolidation and equity method: None

2. Consolidated Operating Results for the First Quarter of FY 2006 (January 1 – March 31)

(1) Results of operations (Consolidated) *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
1st quarter of FY 2006 (Jan.-Mar.)	¥77,240 million	(8.7)	¥14,051 million	(39.9)	¥16,105 million	(37.3)
1st quarter of FY 2005 (Jan.-Mar.)	¥84,643 million	29.8	¥23,388 million	150.9	¥25,704 million	135.5
FY 2005 (Jan.-Dec.)	¥327,155 million		¥79,168 million		¥82,091 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
1st quarter of FY 2006 (Jan.-Mar.)	¥10,391 million	(39.7)	¥18.77	¥18.74
1st quarter of FY 2005 (Jan.-Mar.)	¥17,245 million	165.9	¥31.38	¥31.11
FY 2005 (Jan.-Dec.)	¥53,632 million		¥97.00	¥96.33

Note : Percentages represent changes compared with the same period of the previous fiscal year.

Qualitative Information Regarding Operating Results

Consolidated net sales for the first quarter this year totaled ¥77,240 million, down 8.7% compared with the same period last year.

Sales of our anti-influenza agent Tamiflu decreased from the first quarter last year, due to a moderate outbreak of influenza which ended in February contrary to the large-scale outbreak in last February and March. Also, sales of some other products, including the recombinant human erythropoietin Epogin, our mainstay product, decreased by the conservative purchasing in expectation of the National Health Insurance reimbursement price revision. Sales of Neutrogin, a recombinant human granulocyte-colony stimulating factor (rG-CSF), and Evista, an osteoporosis treatment, remained strong and exceeded the sales in the same period last year.

Overseas sales, including exports, totaled ¥6,500 million, up 17.2% compared with the same period last year, representing 8.4% of the Company's net sales.

At the profit level, both operating income and recurring profit totaled ¥14,051 million, down 39.9% and ¥16,105 million, down 37.3%, respectively, compared with the same period last year, due to the decrease in sales and the aggressive investment in R&D activities. As a result, net income was ¥10,391 million, a 39.7% decrease compared with the same period last year.

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Annual Securities Report (including audited financial statements), dated March 23, 2006, for the fiscal period commencing January 1, 2005, and ending December 31, 2005

Under the Securities and Exchange Law of Japan (the "Securities Law"), the Company is required to file with the Kanto Local Financial Bureau an Annual Securities Report within three months following the end of each fiscal year, i.e., December 31. An Annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the above-referenced Annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, capital investment, major shareholders, dividend policy, development of its stock price and management, for the fiscal year ended December 31, 2005. The audited financial statements (both consolidated and non-consolidated) for the fiscal year ended December 31, 2005 are also included in the report (an English translation of such financial statements is included in the brief announcements of consolidated and non-consolidated financial statements for the fiscal year ended December 31, 2005, and the supplementary materials for consolidated financial results for fiscal year ended December 31, 2005, all of which were submitted to the Securities and Exchange Commission on March 13, 2006).

2. Semi-annual Securities Report, dated September 8, 2005, for the six-month period ended June 30, 2005

Under the Securities Law, the Company is required to file with the Kanto Local Financial Bureau a Semi-annual Securities Report within three months following the end of the first six months of each fiscal year, i.e., June 30. A Semi-annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the above-referenced Semi-annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, major shareholders, development of its stock price and management, for the six months ended June 30, 2005. The interim financial statements for the six months ended June 30, 2005 are also included in the report (an English translation of such interim financial statements is included in the brief announcements of interim consolidated and non-consolidated financial statements for the six months ended June 30, 2005, and the supplementary materials for consolidated interim financial results for the six months ended June 30, 2005, all of which were submitted to the Securities and Exchange Commission on August 24, 2005).

3. Extraordinary Report dated March 23, 2006

Under the Securities Law, the Company is required to file with the Kanto Local Financial Bureau an Extraordinary Report, and such should be done, without delay, after the occurrence of certain events designated in the Securities Law. An Extraordinary Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the Extraordinary Report dated March 23, 2006 includes details of the granting of the stock acquisition rights, granted on April 3, 2006, such as the number of the stock acquisition rights to be granted and the issue price of the stock acquisition rights. Information concerning the stock acquisition rights is also included in the document titled "Chugai to Grant Stock Options (Stock Acquisition Rights)" dated March 23, 2006, which is submitted herewith as Attachment 5, and the document titled "Notice Concerning the Amount to be Paid Upon Exercise of the Stock Options (Stock Acquisition Rights)" dated April 4, 2006, which is submitted herewith as Attachment 6.

4. Amendment dated April 4, 2006, of the Extraordinary Report (dated March 23, 2006)

Under the Securities Law, in the event the Extraordinary Report must be amended, the Company is required to file with the Kanto Local Financial Bureau an Amendment of the Extraordinary Report. An Amendment of the Extraordinary Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the Amendment dated April 4, 2006, of the Extraordinary Report includes details of the granting of the stock acquisition rights, granted on April 3, 2006, such as the amount to be paid upon the exercise of the stock acquisition rights.

5. Annual Business Report (including summary annual financial statements) for the fiscal period commencing January 1, 2005 and ending December 31, 2005

An Annual Business Report is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors each year.

Set forth in the above-referenced Annual Business Report are a brief summary of business conditions and financial statements.

6. Semi-annual Business Report for the six-month period ended June 30, 2005

A Semi-annual Business Report is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors.

Set forth in the above-referenced Semi-annual Business Report are a brief summary of business conditions and financial statements.

7. Affidavit of Timely Disclosure dated February 7, 2005

Under the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation"), the Company is required to file with the Tokyo Stock Exchange an Affidavit of Timely Disclosure. An Affidavit of Timely Disclosure filed by the Company is made public by the Tokyo Stock Exchange pursuant to the Timely Disclosure Regulation.

Set forth in the above-referenced Affidavit is an affidavit of timely disclosure and an illustration of the system concerning the timely disclosure.

8. Confirmation of the Adequacy of Annual Securities Report, dated March 23, 2006, for the fiscal period commencing January 1, 2005 and ending December 31, 2005

Under the Timely Disclosure Regulation, the Company is required to file with the Tokyo Stock Exchange a Confirmation of the Adequacy of an Annual Securities Report, and such should be done, without delay, after the Company files its Annual Securities Report. A Confirmation of the Adequacy of an Annual Securities Report filed by the Company is made public by the Tokyo Stock Exchange under the Timely Disclosure Regulation.

9. Confirmation of the Adequacy of Semi-annual Securities Report, dated September 8, 2005, for the six-month period ended June 30, 2005

Under the Timely Disclosure Regulation, the Company is required to file with the Tokyo Stock Exchange a Confirmation of the Adequacy of a Semi-annual Securities Report, and such should be done, without delay, after the Company files its Semi-annual Securities Report. A Confirmation of the Adequacy of a Semi-annual Securities Report filed by the Company is made public by the Tokyo Stock Exchange under the Timely Disclosure Regulation.

10. Corporate Governance Report dated May 30, 2005

Under the Listing Rule of the Tokyo Stock Exchange, the Company is required to file with the Tokyo Stock Exchange a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by the Tokyo Stock Exchange under the Listing Rule.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

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Exhibit C

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
1)	Annual securities report (including audited financial statements) and any amendment thereto (in Japanese)	Within three months after the end of the fiscal year (December 31)	Articles 24, 24-2(1) and 25 of the Securities and Exchange Law of Japan (the "Securities Law")
2)	Semi-annual securities report (including interim financial statements) and any amendment thereto (in Japanese)	Within three months after the end of the interim period (June 30)	Articles 24-5(1), 24-5(5) and 25 of the Securities Law
3)	Securities registration statement and any amendment thereto, or shelf registration statement, any amendment thereto and supplemental documents thereto (in Japanese) (if any)	Prior to the offering or sale of securities as stipulated in the Securities Law	Articles 4, 5, 7, 23-3, 23-4, 23-8 and 25 of the Securities Law
4)	Extraordinary report and any amendment thereto (in Japanese) (if any)	Without delay after the occurrence of certain events designated in the Securities Law	Articles 24-5(4), 24-5(5) and 25 of the Securities Law
5)	Registration of take-over bid and any amendment thereto (in Japanese) (if any)	Prior to such take-over bid	Articles 27-3, 27-8, 27-14 and 27-22-2(2) of the Securities Law
6)	Opinion statement report concerning take-over bid and any amendment thereto (in Japanese) (if any)	Promptly after the target company of the take-over bid makes public or represents to its shareholders an opinion regarding such take-over bid	Articles 27-10 and 27-14 of the Securities Law
7)	Report concerning take-over bid and any amendment thereto (in Japanese) (if any)	Promptly after completion of such take-over bid	Articles 27-13 and 27-14 of the Securities Law
8)	Report as to acquisition of its own	If a resolution concerning	Articles 24-6 and 25

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	shares by the Company and any amendment thereto (in Japanese) (if any)	acquisition of its own shares is adopted at a general meeting of shareholders or a meeting of the board of directors, the status of such acquisition shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders or a meeting of the board of directors as required by the Company Law of Japan (the "Company Law"), by the 15th day of the month following each such month	of the Securities Law
9)	Report on bulk holding and any change or amendment thereto (if any)	Within five business days after the Company has obtained more than five percent of shares (including certificates of stock acquisition rights, bonds with stock acquisition rights, etc.) of any other listing company, and within five business days after the percentage of such shares has increased or decreased by more than one percent	Articles 27-23 and 27-25 of the Securities Law
10)	Brief announcement of annual financial results (in Japanese)	Promptly after the settlement of financial results	Article 2(1)(III) of the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
			"Timely Disclosure Regulation")
11)	Brief announcement of interim financial results (in Japanese)	Promptly after the settlement of interim financial results	Article 2(1)(III) of the Timely Disclosure Regulation
12)	Notice and documents with respect to material issues concerning the Company which may have a material influence on an investor's decision (in Japanese) (if any)	Promptly after the occurrence of the event giving rise to such issues or at such time as stipulated in the Timely Disclosure Regulation	The Timely Disclosure Regulation
13)	Announcements and press releases material to an investment decision (in Japanese or English) (if any)	None	None
14)	Annual business report to shareholders (including summary annual financial statements) (in Japanese)	None	None
15)	Semi-annual business report to shareholders (including summary semi-annual financial statements) (in Japanese) (if any)	None	None
16)	Annual report (in English) (if any)	None	None
17)	Corporate Facts and Figures (in English) (if any)	None	None
18)	Articles of Incorporation (to be made available for inspection by security holders and creditors at the Company's head office and branch offices (if such document becomes duly available by an	Available at all times	Article 31 of the Company Law

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	electric method as required by law, inspection at the branch offices shall not be required)) (in Japanese)		
19)	Minutes of shareholders' meeting (to be made available for inspection by security holders and creditors at the Company's head office and branch offices (if such document becomes duly available by an electric method as required by law, inspection at the branch offices shall not be required)) (in Japanese)	For ten years at the head office and for five years at branch offices, from the date of such meeting	Article 318 of the Company Law
20)	Commercial Register (administered by Legal Affairs Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors) (in Japanese)	Any change to the registered information is generally required to be registered within two weeks from the date of such change	Articles 911 and 915 of the Company Law
21)	For the business year ended December 31, 2006:		
	Convocation notice of an ordinary general meeting of shareholders (including balance sheet, profit and loss statement, business report (*eigyo houkokusho*) and proposal for appropriation of retained earnings), reference materials for exercise of voting	Two weeks prior to the meeting	Article 232 of the Commercial Code of Japan and Articles 21-2 and 21-3 of the Special Exceptions Law Concerning Audit, etc. of a Joint-Stock Company

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	rights and a voting card (in Japanese)		
	For the business years after the above:		
	Convocation notice of an ordinary general meeting of shareholders (including balance sheet, profit and loss statement, statement of changes in equity and business report (*jigyo houkoku*)), reference materials for exercise of voting rights and a voting card (in Japanese)	Two weeks prior to the meeting	Articles 299, 301, (302, if an electronic voting system is adopted) and 437 of the Company Law
22)	Convocation notice of an extraordinary general meeting of shareholders, reference materials for exercise of voting rights and a voting card (in Japanese) (if any)	Two weeks prior to the meeting	Articles 299 and 301 (and 302, if an electronic voting system is adopted) of the Company Law
23)	Statutory notices to shareholders (other than 21) and 22) above) (in Japanese)	At such time as required by the Company Law	The Company Law
24)	Notice of resolutions of a general meeting of shareholders (in Japanese)	None	None
25)	Voluntary notices to shareholders (in Japanese) (if any)	None	None
26)	Statutory public notices (in Japanese)	At such time as required by the Securities Law or the Company Law	The Securities Law or the Company Law
27)	Voluntary public notices (in Japanese) (if any)	None	None
28)	Internet Website: http://www.chugai-pharm.co.jp/	None	None

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	(in Japanese and English)		
29)	Management summary of quarterly business results for first and third fiscal quarters (in Japanese)	Promptly after the settlement of such summary	Article 2(5) of the Timely Disclosure Regulation
30)	Confirmation of the adequacy of annual securities report, etc.	Promptly after the Company files its annual securities report and its semi-annual securities report	Article 10 of the Timely Disclosure Regulation
31)	Affidavit of timely disclosure	Immediately after change of the representative of the Company and upon expiration of five-year period after the previous filing of the affidavit	Article 4-4 of the Timely Disclosure Regulation
32)	Corporate Governance Report and its amendment	By May 31, 2006 and promptly after its amendment	Article 7-5 of the Listing Rule of the Tokyo Stock Exchange, and Article 4-5 of the Timely Disclosure Regulation

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

1. Annual Report for the year ended December 31, 2005 (Attachment 1)

2. Facts and Figures 2005 (Attachment 2)

B. Japanese Language Documents.

1. Annual securities report, dated March 23, 2006, for the fiscal period commencing January 1, 2005 and ending December 31, 2005 (brief description of which is set forth in Exhibit B)

2. Semi-annual securities report, dated September 8, 2005, for the six-month period ended June 30, 2005 (brief description of which is set forth in Exhibit B)

3. Extraordinary report dated March 23, 2006 (brief description of which is set forth in Exhibit B)

4. Amendment dated April 4, 2006, of the Extraordinary report (dated March 23, 2006) (brief description of which is set forth in Exhibit B)

5. Overview of consolidated company performance (unaudited) for the first quarter of fiscal year 2006, dated April 25, 2006 (English translation as Attachment 3)

6. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

    a. Document titled "Judgment granted in favor of Chugai" dated March 22, 2006 (English translation as Attachment 4)

    b. Document titled "Chugai to Grant Stock Options (Stock Acquisition Rights)" dated March 23, 2006 (English translation as Attachment 5)

    c. Document titled "Notice Concerning the Amount to be Paid Upon Exercise of the Stock Options (Stock Acquisition Rights)" dated April 4, 2006 (English translation as Attachment 6)

    d. Document titled "Chugai Files NDA for an Anti-Tumor Agent, Erlotinib (Epidermal Growth Factor Receptor (EGFR/HER1) Tyrosine Kinase Inhibitor)" dated April 17, 2006 (English translation as Attachment 7)

e. Document titled "Chugai Files NDA for an Anti-Tumor Agent, Bevacizumab (Humanized Anti-VEGF Monoclonal Antibody)" dated April 21, 2006 (English translation as Attachment 8)

f. Document titled "Japanese Phase III Trial Data Demonstrates Efficacy of "Actemra®," a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody, on Rheumatoid Arthritis Patients" dated April 26, 2006 (English translation as Attachment 9)

g. Document titled "F. Hoffmann-La Roche Announces First Quarter Sales 2006" dated April 26, 2006 (English translation as Attachment 10)

h. Document titled ""Actemra®," a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody, Filed for Rheumatoid Arthritis in Japan" dated April 28, 2006 (English translation as Attachment 11)

i Document titled "Announcement of an Appeal Against Chugai in a Patent Infringement Suit" dated May 17, 2006 (English translation as Attachment 12)

7. Annual business report for the fiscal period commencing January 1, 2005 and ending December 31, 2005 (brief description of which is set forth in Exhibit B)

8. Semi-annual business report for the six-month period ended June 30, 2005 (brief description of which is set forth in Exhibit B)

9. Convocation notice, dated March 1, 2006, of the annual general meeting of shareholders for the business term ended December 31, 2005 (including balance sheet, statement of income, and details of the proposed appropriation of retained earnings for the business term ended December 31, 2005), and reference document concerning the exercise of voting rights (Summary English translation as Attachment 13)

10. Notice of resolution of the 95th annual general meeting of shareholders, dated March 23, 2006 (Summary English translation as Attachment 14)

11. Affidavit of timely disclosure dated February 7, 2005 (brief description of which is set forth in Exhibit B)

12. Confirmation of the adequacy of annual securities report, dated March 23, 2006, for the fiscal period commencing January 1, 2005 and ending December 31, 2005 (brief description of which is set forth in Exhibit B)

13. Confirmation of the adequacy of semi-annual securities report, dated September 8, 2005, for the six-month period ended June 30, 2005 (brief description of which is set forth in Exhibit B)

14. Corporate Governance Report dated May 30, 2005 (brief description of which is set forth in Exhibit B)

[End]